================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

             REPORT ON FORM 6-K DATED FOR THE MONTH OF FEBRUARY 2005

                                   ----------

                       BANCO ITAU HOLDING FINANCEIRA S.A.
                 -----------------------------------------------
                       (Itau Holding Financing Bank S.A.)
                 (Translation of Registrant's Name Into English)

                                   ----------

                               Rua Boa Vista, 176
                         01014-919 Sao Paulo, SP, Brazil
                    ----------------------------------------
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F [X]  Form 40-F [ ]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes [ ]  No  [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_____ )


Enclosure:     Financial Statements - December 2004
               MD&A - December 2004

               Management Discussion and Analysis
               December 2004

================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                         BANCO ITAU HOLDING FINANCEIRA S.A.
                                         ----------------------------------
                                         (Registrant)

Date:  February 23, 2005
                                         By:    /s/ ALFREDO EGYDIO SETUBAL
                                               --------------------------
                                         Name:  Alfredo Egydio Setubal
                                         Title: Investor Relations Officer


                                         By:    /s/ SILVIO APARECIDO DE CARVALHO
                                                --------------------------------
                                         Name:  Silvio Aparecido de Carvalho
                                         Title: Chief Accounting Officer

                            [GRAPHIC APPEARS HERE]

                                 [LOGO OF ITAU]

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                      Financial Statements - December 2004

                              MD&A - December 2004

                             [GRAPHIC APPEARS HERE]

                       BANCO ITAU HOLDING FINANCEIRA S.A.
                       INFORMATION ON THE RESULTS OF 2004

In 2004, Banco Itau Holding Financeira S.A presented significant results that evidenced the sustainability of our business.

See below the highlights of Itau for the year. The complete Financial Statements are issued in the Itau website (http://www.itauri.com.br).

     1. Consolidated net income totaled R$ 3,776 million in 2004, with an annualized return of 27.0% on consolidated stockholders' equity.

     2. Itau paid or accrued taxes and contributions for the year totaling R$ 4,051 million. In addition, R$ 5,349 million was withheld from clients, collected and paid.

     3.   Itau had 45,316 employees by the end of 2004, with an increase of
          2.866 employees in relation to 2003, as a result of the new activities arising from the purchase of Orbitall (2,812) and Taii (606). The fixed remuneration of the personnel added to the charges and benefits totaled R$ 2,814 million, or R$ 66 thousand per employee, on average, during the year. The social benefits given to the employees and their dependents amounted to R$ 477 million. R$ 48 million was invested in the formation, training and development of employees.

     4. Consolidated net equity of R$ 13,971 million increased 17.6% during the year, while the net regulatory capital reached R$ 19,806 million. The market capitalization of Itau reached R$ 44,092 million, the highest among banks in Latin America, an increase of 44.8 % during the year.

     5. Itau shares closed the year with share price increases of 45.6% for preferred shares and 40.2% for common shares. The amount of interest on own capital distributed to the stockholders increased to R$ 1,372 million, at R$ 12.11 per share.

     6. The efficiency rate reached 52.4%, calculated according to international criteria, a significant improvement compared to the 54.5% in 2003, which confirms Itau's effort in controlling costs and increasing income.

     7. Consolidated assets totaled R$ 130,339 million, a 9.8% growth compared to the prior year. The loan portfolio totaled R$ 53,275 million, and we highlight the 69.3% increase in the micro and small business and middle market loan portfolio.

     8.   Total resources grew 15.0% as compared to the prior year, totaling
          R$ 211,238 million. The increase of 23.3% in investment funds must be pointed out.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

     9. Total technical provisions related to insurance, pension and capitalization reached R$ 11,023 million, a 43.4% growth compared to 2003. The premiums earned and pension and capitalization plans grew 13.9%.

     10. Itau was chosen for the fifth consecutive time to comprise the Dow Jones Sustainability Index (DJSWI), currently being the only Latin-American Bank included in the index. The DJSWI is used as a reference by investors and managers in 14 countries that have resources invested in investment funds and individual portfolios all over the world. The companies that make part of the Index are recognized for their excellence in management and generation of stockholders' value, and represent a total market value of more than US$ 6.5 trillion.

     11. A highlight for the period is the partnership of Itau with Companhia Brasileira de Distribuicao (CBD) to form a new financial institution, with 50% interest of each partner. It will work with exclusivity in the offer of products and financial services to CDB customers. Itau and Banco BMG signed a cooperation agreement with the objective of optimizing synergies between the institutions and increasing the focus on the individual segment. Also, an agreement with Banco Intercap S.A was signed to acquire a credit portfolio to finance vehicles for the individuals segment and for the acquisition of the credit distribution Company of Banco Intercap.

     12. The bank increased its performance abroad with the inauguration of the first Itau agency in Tokyo, Japan. This agency is directed to the Brazilians resident or visiting Japan, whose mission is to facilitate business with Brazil.

     13. In November 2004, Itau increased its interest in Credicard, becoming the leader among credit card issuers, increasing its market share to 20%. The use of the Credicard brand will be shared until 2008. Furthermore, this transaction will allow a significant opportunity for cross selling Itau's products and financial services to the more than
          3.8 million Credicard customers. The investment in Orbitall, a credit card processing company, was increased from 33.33% to 100%.

     14. In the social area, we highlight the activities of Fundacao Itau Social, including the new edition of the "Premio Escrevendo o Futuro" ("Writing the Future Award") involving more than 10 thousand schools and nearly 1 million students, the continuity of the "Programa Melhoria da Educacao do Municipio" ("Improvement of Municipal Education Program"), and the activities to form teachers and youngsters participating from the "Programa Jovens Urbanos" (Urban Youth Program). In 2004, R$ 19 million was invested in 15 projects, three partnerships and 89 supports to institutions whose social action is in line with the guidelines of the Foundation. Because of its projetcs and iniatives in the corporate social responsibility area, Itau was pointed out as one of the model companies in the Good Corporate Citizenship Guide of Exame Magazine in 2004.

     15. Amongst the several activities of Instituto Itau Cultural, is the "Projeto Cronica na Sala de Aula" ("Chronicle in Classroom Project"), which was chosen to comprise the Good Corporate Citizenship Guide of Exame Magazine in 2004. During the year, investments of Itau Cultural totaled R$ 25 million.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

     16. Consistent with Itau's concern for the environment, Banco Itau and Banco Itau-BBA acceded to the Equator Principles. By adopting the Principles, banks assure that projects financed, above US$ 50 million, are socially responsible and reflect the best practices for environmental management.

     17. With the objective of guiding its clients and the public in general about the proper use of the credit products, Itau launched a unique campaign about the Conscious Use of Credit. The campaign is planned to unfold into various aspects and aims at having a clarifying and educational role.

     18. Again the Itau brand was considered the most valuable brand in Brazil, according to an appraisal made by the British consultants Interbrand, which evaluates the importance and strength of the brand in generating future results, taking into consideration the company's performance, relationship with the market, and capacity of acting in highly competitive scenarios. This study indicated a significant increase in the value of our brand, from US$ 1.093 million in 2003 to US$ 1,204 million in 2004. Another highlight is the recognition of Itau as most admired company in Brazil, according to Interscience and Carta Capital Magazine. Itau was leader in retail banking, insurance company and private pension plan categories.

Our work resulted from skilled and motivated staff banking who are committed to make Itau even more concerned about the community the economic and social development of Brazil.


Sao Paulo, February 21, 2005

Olavo Egydio Setubal
Chairman of the Board of Directors

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

                             MANAGEMENT REPORT 2004

To our Stockholders:

We present our Management Report and financial statements of Banco Itau Holding Financeira S.A. (Itau Holding) and its subsidiaries for the year of 2004, in accordance with the Corporate Law and the regulations established by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

The growth of the economy in 2004 was the largest in the last ten years, reaching 5.0%, according to a Central Bank of Brazil ('BACEN') projection. The GDP recovery, which started in the second half of 2003, spread throughout the economy fostered by the increase in employment and income. The year was also highlighted by a strong investment upturn, posting an 11.8% increase by September, as well as increase in imports, with a historical surplus of US$ 33.7 billion in the balance of trade and US$ 11.7 billion in current account
(2% of GDP).

In 2004, there was a decrease in inflation measured by the Broad Consumer Price Index (IPCA) as compared to 2003, reducing to 7.6%. The Central Bank's inflation target for 2005 is 5.1%. Accordingly the efforts to cut inflation should be maintained. So far, these efforts caused an increase in interest rates, started in September, causing Brazil's base rate ("SELIC") to reach 17.75% in December.

In 2004, the tax adjustments increased the primary surplus from 4.25% to 4.61% of the GDP. This fact, together with the economic growth, caused a decrease in public debt as compared to the GDP - from 57.0% in January to 51.8% in December
- and the public deficit accumulated in the 12 months was less than 3.0% of the GDP for the first time since 1994.

Itau Holding has always valued its long-term strategic vision focused on profitability and in the creation of shareholder value. In 2005, our major points of focus will be the expansion of individual and small business and middle market loan portfolio and cost management aimed at higher efficiency.

Itau Holding's activities in the consumer credit area have been greatly reinforced in 2004 through three large operations: (i) startup of finance company Taii, with its own brand name and identity, operating in its own stores to finance consumption of non-accountholders from lower-middle and lower classes; (ii) the partnership with Companhia Brasileira de Distribuicao (CBD), of the Pao de Acucar Group, which offers exclusive, differentiated financial products and services to the customers of the 555 CBD stores all over Brazil and
(iii) the increase of our interest in Credicard, assuming the leadership among credit card issuers, thus increasing our market share to approximately 20%. The use of the Credicard brand will be shared until 2008. Additionally, this transaction represents a significant cross-selling opportunity for Itau Holding's financial products and services to the over 3.8 million Credicard customers. The investment in Orbitall, a credit card processing company, was increased from 33.33% to 100%.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

Itau Holding and Banco BMG signed a cooperation agreement with the objective of optimizing synergies between the institution and increasing the focus on the individual segment. We also signed a contract with Banco Intercap S.A. for the acquisition of the car financing portfolio to individuals and the acquisition of the credit distribution and promotion company of Banco Intercap.

At the end of 2004, Itau Holding's balance showed strong capitalization, clear revenue diversification, solid cost management, and a conservative risk management policy.

MAIN ECONOMIC AND FINANCIAL INDICATORS

                                                                        2004           2003         GROWTH %
                                                                    ------------   ------------   ------------
INCOME - R$ MILLION
Gross income from financial operations                                    10,200          9,224           10.6
Income from services, insurance, pension funds & capitalization           12,398         10,129           22.4
Administrative & tax expenses (except ISS, PIS and COFINS) (1)             9,014          8,770            2.8
Operating income                                                           7,342          5,714           28.5
Consolidated recurring net income                                          4,870          3,717           31.0
Consolidated net income                                                    3,776          3,152           19.8
INCOME PER SHARE - R$ (PER THOUSAND SHARES IN 2003)
Consolidated net income                                                    33.33          27.66           20.5
Equity in the earnings                                                    123.34         104.25           18.3
Interest on own capital                                                    12.11           9.72           24.6
Price of share PN (2)                                                     389.26         267.26           45.6
Market capitalization - R$ million (3)                                    44,092         30,453           44.8
BALANCE SHEET - R$ MILLION
Total assets                                                             130,339        118,738            9.8
Total loans (includes endorsements and sureties)                          53,275         44,581           19.5
Free, raised and managed own resources                                   211,238        183,627           15.0
Subordinated debt                                                          4,765          4,814           (1.0)
Consolidated stockholders' equity                                         13,971         11,879           17.6
Reference equity (4)                                                      19,806         17,185           15.3
FINANCIAL INDICES (%) p.a
Recurring profitability on stockholders' equity                             34.9           31.3
Profitability on stockholders' equity                                       27.0           26.5
Return on assets                                                             2.9            2.7
Efficiency rate (5)                                                         52.4           54.5
Solvency rate (Basel rate) (6)                                              20.6           19.8
Investment in fixed assets rate (6)                                         27.4           25.0

(1) Includes personnel expenses, other administrative expenses and tax expenses from CPMF and other taxes and other operating expenses.
(2)  Based on the average quotation of the last month of the year.
(3) Calculated based on the average quotation of the preferred shares of the last month of the year.
(4) Capital basis, calculated according to BACEN Resolution No. 2837/01, dated May 30, 2001, based on the economic and financial consolidated.
(5)  Calculated based on international criteria.
(6)  Position at December 31.

Itau Holding's consolidated net income for the year of R$ 3,776 million resulted in 27.0% profitability on stockholders' equity, which is in line with the previous year. Itau Holding paid or provided for R$ 4,051 million in taxes and contributions for the year.

Itau Holding's assets reached R$ 130,339 million, a 9.8% increase over the previous year. Banco Itau and Banco Itau-BBA assets totaled R$ 109,983 million and R$ 34,488 million, respectively.

The Bank's shareholders' equity has grown consistently, without any capital increase and a distribution of R$ 1,372 million in dividends this year (R$ 12.11 per share), a 23.8% increase as compared to 2003, reaching R$ 13,971 million in 2004, a 17.6% increase this year. Reference equity reached R$ 19,806 million.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

In 2004 Itau Holding's shares were the most traded shares in Brazilian and U.S. stock exchanges, amongst the national banks, reaching a daily financial volume of some R$ 31 million in Bovespa and R$ 19 million in NYSE. Itau Holding's shares closed 2004 with an appreciation of 45.6% for preferred shares and 40.2% for common shares in Bovespa. The market value of Itau Holding at the end of 2004 was R$ 44,092 million (US$ 16,611 million), a 44.8% increase in the year, making Itau Holding the financial institution with highest stock market value in all Latin America.

At the end of 2004, the Bank's service network reached 3,073 branches and 653 bank service posts operating inside corporate customers. The ATM network totals 21,150 units, accounting for more than 50% of convenience transactions carried out directly by customers, which total over one billion transactions. Considering the transactions by telephone, fax, internet, automatic debit system, and credit card purchases, the total reaches over two billion transactions. This service structure's efficiency and the continuous improvement of products and services are based on consistent technology investments. In 2004 alone, the Bank invested R$ 1 billion in IT for the purchase hardware and software, and in the maintenance and development of the existing structure.

Itau Holding employed 45,316 people at the end of 2004, with an increase of 2,866 employees compared to 2003, which is a consequence of the new operations of the recently acquired Orbitall (2,812 employees) and Taii (606 employees). Staff fixed compensation plus charges and benefits totaled R$ 2,814 million or R$ 66,000 per employee on average for the year. Welfare benefits granted to employees and their dependants totaled R$ 477 million. The Bank invested
R$ 48 million in education, training, and development programs.

In the social area, we should highlight the contributions of Fundacao Itau Social, including the new edition of "Premio Escrevendo o Futuro" (Writing the Future Award) involving more than 10,000 schools, 25,000 teachers and approximately 1 million students, the continuity of "Programa Melhoria da Educacao do Municipio" (Improvement of Municipal Education Program) and the education activities for educators and the young people that participated in the "Programa Jovens Urbanos" (Urban Youth Program). In 2004, R$ 19 million were invested in 15 own projects, 3 joint projects, and 89 support initiatives to institutions whose social actions are aligned with the Foundation's guidelines.

Because of its projects and initiatives focusing the corporate social responsibility, Itau was chosen as one of the model companies in the Good Corporate Citizenship Guide of Exame Magazine in 2004.

In line with its purpose to increase access to culture, Itau Cultural promoted the exhibition Emocao Art.ficial 2.0. Together with the Imperial Palace of Rio de Janeiro, Itau Cultural inaugurated the exhibition "Tudo e Brasil" (It's ALL Brazil). The interview program "Jogo de Ideias" (Idea Game), produced by Itau Cultural, was launched in TVE of Rio de Janeiro. The Rumos Program received applications from all over Brazil and countries such as Germany, United States, and Japan. We should also highlight the Project "Cronica na Sala de Aula" (Chronicle in the Classroom). During the year, Itau Cultural investments totaled R$ 25 million.

Itau brand was considered again the most valuable brand in Brazil, according to an appraisal made by British consultants Interbrand, which evaluates the importance and strength of the brand generating future results,

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004 taking into consideration the company's performance relationship with the market and capacity of acting in highly competitive scenarios. This study indicated a significant increase in the value of our brand, from US$ 1,093 million in 2003 to US$ 1,204 million in 2004. Another highlight is the recognition of Itau as the most admired company in Brazil, according to Interscience and Carta Capital Magazine. Itau was leader in retail banking, insurance company and private pension plan categories.

To reiterate Itau Holding's concern for the environment, Banco Itau and Banco Itau-BBA acceded to the Ecuador Principles. By adopting these Principles, these Banks assure that projects financed over US$ 50 million are developed in a socially responsible manner, reflecting environmental management best practices.

Banco Itau launched in early October a unique campaign on the judicious use of credit. The purpose of the campaign is to guide clients and the population in general on how to properly use the Bank's credit products. The campaign is planned to unfold into various aspects and aims at having a clarifying and educational role. In a time of solid credit expansion, Itau Holding understands this is a material task for the sustainable development of the country.

Under Circular 3,068 of the Central Bank of Brazil, of November 8, 2001, which sets forth Securities' recording and accounting measurement criteria, Itau Holding hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 3,518 million, corresponding to 11.9% of total securities held.

The April 28, 2004 Extraordinary and Annual General Meeting approved the creation of a single Audit Committee for the entire Itau Financial Conglomerate. Following the requirements of Resolution 3,198 of National Monetary Council, Sarbannes - Oxley Act and Securities and Exchange Commission - SEC, due to the negotiation of Itau Holding's shares in New York Stock Exchange (NYSE). Three outside members were appointed for the Committee: director Carlos da Camara Pestana, as Committed Chairman, and directors Alcides Lopes Tapias and Tereza Cristina Grossi Togni. The latter will be the Committee's expert director because of her proven knowledge in the accounting and audit areas.

During the year, PricewaterhouseCoopers Auditores Independentes provided audit related services to enable the Bank to comply with the rules set forth by the Sarbanes Oxley Act, Section 404, in the amount of R$ 1,730 thousand, representing 13.9% of total fees paid. PricewaterhouseCoopers Auditores Independentes and related parties did not provide other non-audit services in excess of 5% of total external audit fees.

We emphasize that Itau Holding will continue to take the necessary actions to anticipate economic and market changes to ensure sustained development, and collaborate in the economic and social development of Brazil.

The Annual Report and the Management's Discussion and Analysis of Results of Operations of Itau Holding, which contain detailed information on the operations in the period, are available at Itau Holding's website
(http://www.itauri.com.br).

We thank once again our shareholders and customers for their indispensable support and trust, and our employees for their dedication and talent that propel us to ever better results.

(Approved at the Meeting of the Board of Directors on February 21, 2005).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

BANCO ITAU HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS

CHAIRMAN
OLAVO EGYDIO SETUBAL

VICE-PRESIDENTS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSE CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

MEMBERS
ALCIDES LOPES TAPIAS
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSE VILARASAU SALAT
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
DIRECTOR AND SENIOR EXECUTIVE OFFICER
ROBERTO EGYDIO SETUBAL

SENIOR VICE-PRESIDENT
HENRI PENCHAS
SERGIO SILVA DE FREITAS

EXECUTIVE  VICE-PRESIDENT
ALFREDO EGYDIO SETUBAL

LEGAL CONSULTANT
LUCIANO DA SILVA AMARO

EXECUTIVE DIRECTORS
RODOLFO HENRIQUE FISCHER
SILVIO APARECIDO DE CARVALHO

INTERNATIONAL ADVISORY COMMITTEE
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSE CARLOS MORAES ABREU
JULIO LAGE GONZALEZ
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

ACCOUNTANT
JOSE MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

ADVISORY COUNCIL

FERNANDO DE ALMEIDA NOBRE NETO
JOAQUIM FRANCISCO MONTEIRO DE CARVALHO
LICIO MEIRELLES FERREIRA
LUIZ EDUARDO CAMPELLO

OPTIONS COMMITTEE ITAU HOLDING
CHAIRMAN
OLAVO EGYDIO SETUBAL

MEMBERS
CARLOS DA CAMARA PESTANA
JOSE CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
CHAIRMAN
CARLOS DA CAMARA PESTANA
EFFECTIVE MEMBERS
ALCIDES LOPES TAPIAS
TEREZA CRISTINA GROSSI TOGNI

TRADING COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TAPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
HENRI PENCHAS
MARIA ELIZABETE VILACA LOPES
ROBERTO TEIXEIRA DA COSTA

DISCLOSURE COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TAPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILACA LOPES
ROBERTO TEIXEIRA DA COSTA
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL

CHAIRMAN
GUSTAVO JORGE LABOISSIERE LOYOLA

Members
ALBERTO SOZIN FURUGUEM
IRAN SIQUEIRA LIMA

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

ASSETS                                                                                   12/31/2004      12/31/2003
-------------------------------------------------------------------------------------   ------------    ------------
CURRENT ASSETS                                                                            99,429,825      87,953,542
  CASH AND CASH EQUIVALENTS                                                                1,930,452       2,156,958
  SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)                                          19,183,059      20,994,759
    Money market                                                                          10,772,391      10,265,847
    Money market - Assets Guaranteeing Technical Provision - SUSEP (Note 10b)                202,646         329,512
    Interbank deposits                                                                     8,208,022      10,399,400
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)                    20,467,391      17,361,561
    Own portfolio                                                                          7,108,136       6,421,321
    Subject to repurchase commitments                                                        421,006         903,082
    Pledged in guarantee                                                                   1,582,728       2,319,580
    Deposited with the Central Bank                                                          198,804         960,712
    Derivative financial instruments                                                       1,645,465       1,175,673
    Guarantor Resources of Technical Provision - Funds quotas of PGBL/VGBL (Note 10b)      6,917,731       4,110,931
    Guarantor Resources of Technical Provision - Other securities (Note 10b)               2,593,521       1,470,262
  INTERBANK ACCOUNTS                                                                      10,600,668       8,186,700
    Pending settlement                                                                        18,272          17,857
    Central Bank deposits                                                                 10,569,115       8,155,457
    National Housing System (SFH)                                                              8,029          10,035
    Correspondents                                                                             5,252           3,351
  INTERBRANCH ACCOUNTS                                                                        16,095          12,398
  LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)                                      31,160,853      25,473,012
    Operations with Credit Assignment Characteristics (Note 4d)                           32,721,041      27,107,041
    (Allowance for loan losses) (Note 4e)                                                 (1,560,188)     (1,634,029)
  OTHER RECEIVABLES                                                                       15,394,316      13,148,232
    Foreign exchange portfolio (Note 8)                                                    9,159,294       7,525,531
    Income receivable                                                                        575,081         667,131
    Insurance premium receivable                                                             646,989         569,926
    Negotiation and Intermediation of securities                                             341,572         128,593
    Sundry (Note 12a)                                                                      4,671,380       4,257,051
  OTHER ASSETS (Note 4f)                                                                     676,991         619,922
    Other assets                                                                             380,995         402,993
    (Valuation allowance)                                                                   (111,275)       (128,482)
    Prepaid expenses                                                                         407,271         345,411
LONG-TERM RECEIVABLES                                                                     27,789,995      27,575,728
  SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)                                             563,613         262,617
    Money market                                                                              46,960               -
    Interbank deposits                                                                       516,653         262,617
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)                     8,708,194      11,580,961
    Own portfolio                                                                          5,859,692       6,029,980
    Subject to repurchase commitments                                                        406,757       1,595,519
    Pledged in guarantee                                                                     589,365       1,355,391
    Deposited with the Central Bank                                                          658,213         775,743
    Derivative financial instruments                                                         316,078         268,725
    Assets Guaranteeing Technical Provision - Other securities (Note 10b)                    878,089       1,555,603
  INTERBANK ACCOUNTS - National Housing System (SFH)                                         261,497         267,251
  LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)                                      13,192,658      10,022,612
    Operations with Credit Assignment Characteristics (Note 4d)                           14,686,025      11,551,550
    (Allowance for loan losses) (Note 4e)                                                 (1,493,367)     (1,528,938)
  OTHER RECEIVABLES - Sundry (Note 12a)                                                    4,555,251       4,920,701
  OTHER ASSETS - Prepaid expenses (Note 4f)                                                  508,782         521,586
PERMANENT ASSETS                                                                           3,118,823       3,208,592
  INVESTMENTS (Note 4g and 15b)                                                              919,973         924,311
    Investments in subsidiaries and affiliates                                               773,353         792,806
      Domestic                                                                               112,029         112,381
      Foreign                                                                                661,324         680,425
    Other Investments                                                                        250,929         243,445
    (Allowance for losses)                                                                  (104,309)       (111,940)
  FIXED ASSETS (Note 4h)                                                                   1,964,889       2,008,624
    Property for own use                                                                   2,146,261       2,143,279
    Other fixed assets                                                                     3,107,112       2,523,583
    (Accumulated depreciation)                                                            (3,288,484)     (2,658,238)
  DEFERRED CHARGES (Note 4i)                                                                 233,961         275,657
    Organization and expansion expenses                                                      502,702         573,636
    (Accumulated amortization)                                                              (268,741)       (297,979)
TOTAL ASSETS                                                                             130,338,643     118,737,862

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

LIABILITIES                                                                                    12/31/2004      12/31/2003
----------------------------------------------------------------------------------------      ------------    ------------
CURRENT LIABILITIES                                                                             82,265,006      78,487,257
  DEPOSITS (Notes 4a and 9b)                                                                    40,633,743      35,289,508
    Demand deposits                                                                             11,005,716       9,672,280
    Savings deposits                                                                            19,197,331      17,667,397
    Interbank deposits                                                                             647,197       1,193,577
    Time deposits                                                                                9,632,901       6,756,254
    Other deposits                                                                                 150,598               -
  DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)                    10,505,459      13,527,728
    Own portfolio                                                                                4,200,665       5,434,867
    Third-party portfolio                                                                        6,097,387       5,663,156
    Free portfolio                                                                                 207,407       2,429,705
  FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 10b)                            1,325,277       1,629,508
    Mortgage notes                                                                                   1,456         172,053
    Foreign borrowings in securities                                                             1,323,821       1,457,455
  INTERBANK ACCOUNTS                                                                               124,695          83,597
    Pending settlements                                                                                117              88
    Correspondents                                                                                 124,578          83,509
  INTERBRANCH ACCOUNTS                                                                             953,539         694,038
    Third-party funds in transit                                                                   945,920         684,571
    Internal transfer of funds                                                                       7,619           9,467
  BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                                                    5,731,378       7,951,685
    Borrowings                                                                                   4,179,349       6,681,301
    Onlendings                                                                                   1,552,029       1,270,384
  DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)                                             1,058,833         598,869
  TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4j and 10a)         2,466,845       2,792,823
  OTHER LIABILITIES                                                                             19,465,237      15,919,501
    Collection and payment of taxes and contributions                                              264,791         144,361
    Foreign exchange portfolio (Note 8)                                                          9,405,346       7,785,305
    Social and statutory                                                                         1,209,192         924,607
    Tax and social security contributions (Note 14c I)                                           1,319,497       1,496,234
    Negotiation and Intermediation of securities                                                   545,223         337,787
    Credit card operations                                                                       3,675,329       2,523,612
    Securitization of foreign payment orders (Note 9f)                                             526,710         198,423
    Subordinated debts (Note 9g)                                                                    67,456          76,821
    Sundry (Note 12b)                                                                            2,451,693       2,432,351
LONG-TERM LIABILITIES                                                                           32,861,917      27,171,090
  DEPOSITS (Notes 4a and 9b)                                                                     1,396,087       1,408,172
    Interbank deposits                                                                                   -          14,672
    Time deposits                                                                                1,396,087       1,393,500
  DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS- Own Portfolio (Notes 4a and 9c)      5,592,959       3,404,481
  FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)                             2,105,686       2,129,119
    Debentures                                                                                           -         562,111
    Foreign borrowings in securities                                                             2,105,686       1,567,008
  BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                                                    4,786,588       5,016,481
    Borrowings                                                                                   1,811,829       1,798,933
    Onlendings                                                                                   2,974,759       3,217,548
  DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)                                               114,403         155,832
  TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4j and 10a)         8,556,228       4,896,294
  OTHER LIABILITIES                                                                             10,309,966      10,160,711
    Tax and social security contributions (Note 14c I)                                           2,524,412       2,113,665
    Negotiation and Intermediation of securities                                                         -           1,977
    Securitization of foreign payment orders (Note 9f)                                           1,376,317       1,776,517
    Subordinated debts (Note 9g)                                                                 4,697,884       4,736,750
    Sundry (Note 12b)                                                                            1,711,353       1,531,802
DEFERRED INCOME                                                                                     47,225         110,447
MINORITY INTEREST IN SUBSIDIARIES                                                                1,193,413       1,089,860
STOCKHOLDERS' EQUITY (Note 16)                                                                  13,971,082      11,879,208
  Capital                                                                                        8,101,000       4,780,000
    Domestic                                                                                     6,453,484       3,795,351
    Foreign                                                                                      1,647,516         984,649
  Capital reserves                                                                               2,183,867       5,648,619
  Retained earnings                                                                              3,688,528       1,285,609
  Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6c)                    472,940         557,215
  (Treasury shares)                                                                               (475,253)       (392,235)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                     130,338,643     118,737,862

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF INCOME
(In thousands of Reais)

                                                                                          01/01 TO        01/01 TO
                                                                                         12/31/2004      12/31/2003
                                                                                        ------------    ------------
INCOME FROM FINANCIAL OPERATIONS                                                          17,271,070      14,358,844
  Loans, leasing and other credits                                                         9,363,195       7,285,072
  Securities and derivative financial instruments                                          5,960,215       4,922,567
  Insurance, pension plan and capitalization                                               1,293,016       1,156,477
  Foreign exchange operations                                                                 22,061          68,166
  Compulsory deposits                                                                        632,583         926,562
EXPENSES ON FINANCIAL OPERATIONS                                                          (6,143,715)     (3,497,525)
  Money market                                                                            (4,846,819)     (4,372,826)
  Technical provision for pension plan and capitalization                                   (967,065)       (703,204)
  Borrowings and onlendings                                                                 (329,831)      1,578,505
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES                                       11,127,355      10,861,319
RESULT OF LOAN LOSSES (Note 7d I)                                                           (927,250)     (1,637,682)
  Expense with allowance for loan losses                                                  (1,581,638)     (2,207,022)
  Income from recovery of credits written off as loss                                        654,388         569,340
GROSS INCOME FROM FINANCIAL OPERATIONS                                                    10,200,105       9,223,637
OTHER OPERATING INCOME (EXPENSES)                                                         (2,858,412)     (3,509,873)
  Banking service fees (Note 12c)                                                          6,165,286       5,121,169
    Resources management                                                                   1,411,412       1,320,220
    Current account services                                                               1,230,073       1,001,933
    Credit cards                                                                           1,162,013         965,171
    Sureties and credits granted                                                             915,676         653,395
    Receipt services                                                                         866,398         698,634
    Other                                                                                    579,714         481,816
  Result of operations with insurance, pension plan and capitalization (Note 10c)            780,738         747,245
  Personnel expenses (Note 12d)                                                           (3,319,631)     (3,174,198)
  Other administrative expenses (Note 12e)                                                (4,289,389)     (4,119,636)
  Tax expenses (Notes 4l and 14a II)                                                      (1,425,210)     (1,118,240)
  Income from interests in associated and subsidiary companies (Note 15b)                     78,965          24,508
  Other operating income (Note 12f)                                                          315,095         281,664
  Other operating expenses (Note 12g)                                                     (1,164,266)     (1,272,385)
OPERATING INCOME                                                                           7,341,693       5,713,764
NON OPERATING INCOME                                                                          29,230        (105,647)
INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING                                    7,370,923       5,608,117
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4l and 14a I)                                   (2,091,622)     (1,586,693)
  Due on operations for the period                                                        (1,465,039)     (1,619,376)
  Temporary additions                                                                       (626,583)         32,683
EXTRAORDINARY RESULT (note 13)                                                            (1,094,423)       (565,090)
PROFIT SHARING                                                                              (357,725)       (295,300)
  Employees - Law 10101 of 12/19/2000 (Note 22i)                                            (284,017)       (219,190)
  Officers - Statutory - Law 6404 of 12/15/1976                                              (73,708)        (76,110)
MINORITY INTEREST IN SUBSIDIARIES                                                            (51,537)         (9,214)
NET INCOME                                                                                 3,775,616       3,151,820
                                                                                        ------------    ------------
NUMBER OF OUTSTANDING SHARES - (In thousands at 12/31/2003) (Note 16a)                   113,271,050     113,943,830
NET INCOME PER SHARE - (per thousand shares at 12/31/2003) R$                                  33.33           27.66
STOCKHOLDERS' EQUITY PER THOUSAND SHARES- (per thousand shares at 12/31/2003) R$              123.34          104.25

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

                                                                                          01/01 TO        01/01 TO
                                                                                         12/31/2004      12/31/2003
                                                                                        ------------    ------------
A - FINANCIAL RESOURCES WERE PROVIDED BY                                                  20,359,351      17,943,531
    ADJUSTED NET INCOME                                                                    5,701,456       4,573,579
      Net income                                                                           3,775,616       3,151,820
      Adjusted net income:                                                                 1,925,840       1,421,759
        Depreciation and amortization                                                        603,958         606,827
        Income from participation in subsidiaries                                            (78,965)        (24,508)
        Exchange variation on permanent and non-operating assets                              12,992          11,020
        Provision for losses                                                                 (24,163)         36,977
        Extraordinary result in subsidiary and associated companies                        1,412,018         791,443
    STOCKHOLDERS' RESOURCES:                                                                  72,663         559,988
      - Subscription of shares                                                                     -         522,220
      - Stock options granted                                                                 72,663          37,768
    THIRD PARTIES' RESOURCES ARISING FROM:                                                14,481,679      12,758,803
      - Increase in liabilities                                                           12,779,631      10,637,943
          Deposits                                                                         5,332,150               -
          Money market                                                                             -       5,056,458
          Derivative financial instruments                                                   418,535               -
          Technical provisions for insurance, pension plan and capitalization              3,333,956       3,286,251
          Other liabilities                                                                3,694,990       2,295,234
      - Decrease in assets                                                                 1,510,704       1,767,792
          Short-term Interbank deposits                                                    1,510,704               -
          Interbank and interbranch accounts                                                       -       1,767,792
      - Changes in deferred income                                                           (63,222)         44,503
      - Disposal of assets and investments:                                                  191,216         302,818
          Non-operating assets                                                               129,218         277,812
          Fixed assets                                                                        34,304           9,180
          Investments                                                                         27,694          15,826
      - Dividends received from associated companies                                          57,755               -
      - Write-off of deferred changes                                                          5,595           5,747
    CHANGES IN MINORITY INTERESTS                                                            103,553          51,161
B - FINANCIAL RESOURCES WERE USED FOR                                                     20,585,857      17,680,829
    INTEREST ON OWN CAPITAL PAID AND PROVISIONED                                           1,372,564       1,107,949
    PURCHASE OF TREASURY SHARES                                                              300,199         285,617
    INVESTMENTS IN:                                                                          618,391         689,984
      - Non-operating assets                                                                  95,335         180,066
      - Fixed assets                                                                         485,101         462,654
      - Investments                                                                           37,955          47,264
    DEFERRED CHARGES                                                                       1,492,846         752,017
      - Goodwill on the acquisition of investments                                         1,398,917         591,953
      - Other                                                                                 93,929         160,064
    INCREASE IN ASSETS:                                                                   13,190,202       8,912,954
      - Short-term Interbank deposits                                                              -       4,285,837
      - Securities and derivative financial instruments                                      335,059       2,960,088
      - Interbank and interbranch accounts                                                 2,111,312               -
      - Loan, leasing operations and other credits                                         8,857,887         248,494
      - Other receivables                                                                  1,837,220       1,270,310
      - Other assets                                                                          48,724         148,225
    DECREASE IN LIABILITIES:                                                               3,611,655       5,932,308
      - Deposits                                                                                   -       2,299,313
      - Deposits received under securities repurchase agreements                             833,791               -
      - Funds from acceptance and issuance of securities                                     327,664         796,276
      - Borrowings and onlendings                                                          2,450,200       1,632,780
      - Derivative financial instruments                                                           -       1,203,939
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)                                    (226,506)        262,702
CHANGES IN FINANCIAL POSITION:
Cash and cash equivalents:
    - At the beginning of the year                                                         2,156,958       1,894,256
    - At the end of the year                                                               1,930,452       2,156,958
    - Increase or decrease                                                                  (226,506)        262,702

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

BANCO ITAU HOLDING FINANCEIRA S.A.
BALANCE SHEET
(In thousands of Reais)

                                                                                         12/31/2004      12/31/2003
                                                                                        ------------    ------------
ASSETS
CURRENT ASSETS                                                                               634,093         643,217
  CASH AND CASH EQUIVALENTS                                                                       45              13
  SHORT-TERM INTERBANK DEPOSITS                                                              149,643           1,773
    Money market                                                                               8,564           1,773
    Interbank deposits                                                                       141,079               -
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS                                                 86               -
  OTHER RECEIVABLES                                                                          484,319         641,431
    Income receivable (Note 15a)                                                             369,788         627,152
    Negotiation and intermediation of securities                                               1,129               -
    Sundry (Note 12a)                                                                        113,402          14,279

LONG-TERM RECEIVABLES                                                                        140,716          23,400
  SHORT-TERM INTERBANK DEPOSITS - Investments in interbank deposits                                -          23,400
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS                                             58,611               -
    Own portfolio                                                                             35,596               -
    Pledged in guarantee                                                                      23,015               -
  OTHER RECEIVABLES - Sundry (Note 12a)                                                       82,105               -

PERMANENT ASSETS
  INVESTMENTS - Investments in local subsidiaries (Note 15a)                              15,070,233      11,810,271
TOTAL ASSETS                                                                              15,845,042      12,476,888

LIABILITIES

CURRENT LIABILITIES                                                                        1,085,285         868,333
  INTERBANK DEPOSITS                                                                               -         152,342
  DERIVATIVE FINANCIAL INSTRUMENTS                                                               561               -
  OTHER LIABILITIES                                                                        1,084,724         715,991
    Social and statutory (Note 16b II)                                                       889,497         680,694
    Tax and social securitiy                                                                  19,334          34,327
    Sundry (Note 12b)                                                                        175,893             970

STOCKHOLDERS' EQUITY (Note 16)                                                            14,759,757      11,608,555
  Capital                                                                                  8,101,000       4,780,000
    Local residents                                                                        6,453,484       3,795,351
    Foreign residents                                                                      1,647,516         984,649
  Capital reserves                                                                         2,183,867       5,648,619
  Retained earnings                                                                        4,477,203       1,014,956
  Adjustment to market value - securities and derivatives                                    472,940         557,215
  (Treasury shares)                                                                         (475,253)       (392,235)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                15,845,042      12,476,888

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF INCOME
(In thousands of reais)

                                                                          2ND HALF-YEAR OF       01/01 TO        01/01 TO
                                                                                2004            12/31/2004      12/31/2003
                                                                         ------------------    ------------    ------------
INCOME FROM FINANCIAL OPERATIONS
  Securities and derivative financial instruments                                    85,636          80,512           6,157
EXPENSES ON FINANCIAL OPERATIONS
  Money market                                                                          (28)         (5,651)         (3,198)
GROSS RESULT FROM FINANCIAL OPERATIONS                                               85,608          74,861           2,959
OTHER OPERATING INCOME (EXPENSES)                                                 2,955,243       4,629,076       2,039,645
  Personnel expenses                                                                 (2,831)         (5,817)         (3,785)
  Other administrative expenses                                                      (6,837)        (11,692)         (2,660)
  Tax expenses (Note 14a II)                                                        (46,118)        (57,878)        (46,423)
  Income from interest in subsidiaries (Note 15 a)                                3,011,984       4,705,608       2,092,506
  Other operating income (expenses)                                                    (955)         (1,145)              7
OPERATING INCOME                                                                  3,040,851       4,703,937       2,042,604
NON OPERATING INCOME                                                                  1,585           1,557               -
INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING                           3,042,436       4,705,494       2,042,604
INCOME TAX AND SOCIAL CONTRIBUTION (Note 14a I)                                      (5,460)        132,351          (7,311)
  Due on operations for the period                                                   (1,983)         (2,163)         (7,680)
  Temporary additions                                                                (3,477)        134,514             369
PROFIT SHARING - Officers - Law 6404 of 12/15/1976                                   (1,598)         (2,900)         (2,316)
NET INCOME                                                                        3,035,378       4,834,945       2,032,977
                                                                         ------------------    ------------    ------------
NUMBER OF OUTSTANDING SHARES - (In thousands at 12/31/2003) (Note 16a)                          113,271,050     113,943,830
NET INCOME PER SHARE (Per thousand shares at 12/31/2003) - R$                                         42.68           17.84
STOCKHOLDERS' EQUITY PER SHARE (Per thousand shares at 12/31/2003)- R$                               130.30          101.88

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Note 16)
(In thousands of Reais)

                                                                                                                      ADJUSTMENT
                                                                                                                       TO MARKET
                                                                                                                   VALUE-SECURITIES
                                                                                      CAPITAL         REVENUE            AND
                                                                      CAPITAL        RESERVES        RESERVES        DERIVATIVES
                                                                    ------------   ------------    ------------    ----------------
BALANCES AT 07/01/2004                                                 8,101,000      2,183,867       2,311,224             378,798
Treasury shares                                                                -              -            (134)                  -
  Purchase of Treasury shares                                                  -              -               -                   -
  Granting for share options - options exercised                               -              -            (134)                  -
Change of adjustment to market value                                           -              -               -              94,142
Net income                                                                     -              -               -                   -
  Legal reserve                                                                -              -         151,769                   -
  Statutory reserves                                                           -              -       2,014,344                   -
  Interest on own capital                                                      -              -               -                   -
BALANCES AT 12/31/2004                                                 8,101,000      2,183,867       4,477,203             472,940
                                                                    ------------   ------------    ------------    ----------------
CHANGES IN THE PERIOD                                                          -              -       2,165,979              94,142
                                                                    ------------   ------------    ------------    ----------------
BALANCES AT 01/01/2003                                                    15,263              -               -                 506
Merger of Itaubanco shares EGM 11/21/2002                              4,245,237      5,764,586               -             104,382
Merger of Itaubanco shares - SCM 03/24/2003 and EGM 04/09/2003
  Capital increase                                                       519,500          2,720               -                   -
  Interest on own capital                                                      -              -               -                   -
Treasury shares                                                                -       (118,687)              -                   -
  Purchase of Treasury shares                                                  -              -               -                   -
  Cancellation of treasury shares -O/EGM - 04/30/2003                          -       (118,687)              -                   -
  Granting for share options - options exercised                               -              -               -                   -
Change of adjustment to market value                                           -              -               -             452,327
Reversal of the provision for interest on own capital - 2002                   -              -               -                   -
Net income                                                                     -              -               -                   -
Appropriations:
  Legal reserve                                                                -              -         101,649                   -
  Statutory reserves                                                           -              -         913,307                   -
  Interest on own capital                                                      -              -               -                   -
BALANCES AT 12/31/2003                                                 4,780,000      5,648,619       1,014,956             557,215
                                                                    ------------   ------------    ------------    ----------------
CHANGES IN THE YEAR                                                    4,764,737      5,648,619       1,014,956             556,709
                                                                    ------------   ------------    ------------    ----------------
Capitalization of reserves EGM of 04/28/2004                           3,321,000     (3,321,000)              -                   -
Reserves arising from tax incentives                                           -            632               -                   -
Treasury shares                                                                -       (144,384)           (134)                  -
  Purchase of treasury shares                                                  -              -               -                   -
  Cancellation of treasury shares - E/OGM - 04/30/2003                         -       (144,384)              -                   -
  Granting for share options - options exercised                               -              -            (134)                  -
Change of adjustment to market value                                           -              -               -             (84,275)
Reversal of the provision for interest on own capital paid on
 03/05/2004 - 2003                                                             -              -               -                   -
Net income                                                                     -              -               -                   -
Appropriations:
  Legal reserve                                                                -              -         241,747                   -
  Statutory                                                                    -              -       3,220,634                   -
  Interest on own capital                                                      -              -               -                   -
BALANCES AT 12/31/2004                                                 8,101,000      2,183,867       4,477,203             472,940
                                                                    ------------   ------------    ------------    ----------------
CHANGES IN THE YEAR                                                    3,321,000     (3,464,752)      3,462,247             (84,275)
                                                                    ------------   ------------    ------------    ----------------

                                                                      RETAINED      (TREASURY
                                                                      EARNINGS        SHARES)         TOTAL
                                                                    ------------   ------------    ------------
BALANCES AT 07/01/2004                                                         -       (483,551)     12,491,338
Treasury shares                                                                -          8,298           8,164
  Purchase of Treasury shares                                                  -        (15,313)        (15,313)
  Granting for share options - options exercised                               -         23,611          23,477
Change of adjustment to market value                                           -              -          94,142
Net income                                                             3,035,378              -       3,035,378
  Legal reserve                                                         (151,769)             -               -
  Statutory reserves                                                  (2,014,344)             -               -
  Interest on own capital                                               (869,265)             -        (869,265)
BALANCES AT 12/31/2004                                                         -       (475,253)     14,759,757
                                                                    ------------   ------------    ------------
CHANGES IN THE PERIOD                                                          -          8,298       2,268,419
                                                                    ------------   ------------    ------------
BALANCES AT 01/01/2003                                                    (1,239)             -          14,530
Merger of Itaubanco shares EGM 11/21/2002                                 91,003       (263,073)      9,942,135
Merger of Itaubanco shares - SCM 03/24/2003 and EGM 04/09/2003
  Capital increase                                                             -        522,220
  Interest on own capital                                                 (8,199)             -          (8,199)
Treasury shares                                                                -       (129,162)       (247,849)
  Purchase of Treasury shares                                                  -       (285,617)       (285,617)
  Cancellation of treasury shares -O/EGM - 04/30/2003                          -        118,687               -
  Granting for share options - options exercised                               -         37,768          37,768
Change of adjustment to market value                                           -              -         452,327
Reversal of the provision for interest on own capital - 2002                 164              -             164
Net income                                                             2,032,977              -       2,032,977
Appropriations:
  Legal reserve                                                         (101,649)             -               -
  Statutory reserves                                                    (913,307)             -               -
  Interest on own capital                                             (1,099,750)             -      (1,099,750)
BALANCES AT 12/31/2003                                                         -       (392,235)     11,608,555
                                                                    ------------   ------------    ------------
CHANGES IN THE YEAR                                                        1,239       (392,235)     11,594,025
                                                                    ------------   ------------    ------------
Capitalization of reserves EGM of 04/28/2004                                   -              -               -
Reserves arising from tax incentives                                           -              -             632
Treasury shares                                                                -        (83,018)       (227,536)
  Purchase of treasury shares                                                  -       (300,199)       (300,199)
  Cancellation of treasury shares - E/OGM - 04/30/2003                         -        144,384               -
  Granting for share options - options exercised                               -         72,797          72,663
Change of adjustment to market value                                           -              -         (84,275)
Reversal of the provision for interest on own capital paid on
 03/05/2004 - 2003                                                          (479)             -            (479)
Net income                                                             4,834,945              -       4,834,945
Appropriations:
  Legal reserve                                                         (241,747)             -               -
  Statutory                                                           (3,220,634)             -               -
  Interest on own capital                                             (1,372,085)             -      (1,372,085)
BALANCES AT 12/31/2004                                                         -       (475,253)     14,759,757
                                                                    ------------   ------------    ------------
CHANGES IN THE YEAR                                                            -        (83,018)      3,151,202
                                                                    ------------   ------------    ------------

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

                                                                                   2ND HALF-YEAR      01/01 TO         01/01 TO
                                                                                      OF 2004        12/31/2004       12/31/2003
                                                                                   -------------    -------------    -------------
A - FINANCIAL RESOURCES WERE PROVIDED BY                                               1,767,965        2,533,415       12,621,337
    ADJUSTED NET INCOME                                                                   23,394          129,337                -
      - Net income                                                                     3,035,378        4,834,945                -
      - Adjustments to Net Income from equity in subsidiary companies                 (3,011,984)      (4,705,608)               -
    STOCKHOLDERS' RESOURCES:                                                              23,477           72,663       10,502,123
      - Purchase of Itau shares                                                                -                -       10,464,355
      - Stock options granted                                                             23,477           72,663           37,768
    THIRD PARTIES' RESOURCES ARISING FROM:                                               635,507          445,148          868,153
      - Increase liabilities                                                             635,507          369,294          866,024
          Derivative financial instruments                                                   561              561                -
          Interbank deposits                                                                   -                -          150,095
          Other liabilities                                                              634,946          368,733          715,929
      - Decrease in assets                                                                     -           75,854            2,129
          Securities and derivative financial instruments                                      -                -            2,129
          Other receivables                                                                    -           75,854                -
    INTEREST ON OWN CAPITAL AND DIVIDENDS RECEIVED FROM SUBSIDIARIES                   1,085,587        1,886,267        1,251,061
B - FINANCIAL RESOURCES WERE USED FOR                                                  1,767,977        2,533,383       12,621,327
    ADJUSTED NET LOSS                                                                          -                -           59,529
      - Net income                                                                             -                -       (2,032,977)
      - Adjustments to net income: Income from equity in subsidiary companies                  -                -        2,092,506
    INTEREST ON OWN CAPITAL PAID/PROVISIONED                                             869,265        1,372,564        1,107,949
    PURCHASE OF TREASURY SHARES                                                           15,313          300,199          285,617
    INVESTMENTS IN:                                                                      445,345          524,799       10,502,123
      - Acquisitions                                                                     422,140          452,408                -
      - Purchase of Itau shares                                                                -                -       10,464,355
      - Stock options granted                                                             23,205           72,391           37,768
    INCREASE IN ASSETS                                                                   438,054          183,479          666,109
      - Short-term interbank deposits                                                     37,106          124,470           25,173
      - Securities and derivative financial instruments                                    9,961           59,009                -
      - Other receivables and other assets                                               390,987                -          640,936
    DECREASE IN LIABILITIES - Interbank deposits                                               -          152,342                -
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)                                     (12)              32               10
CHANGES IN FINANCIAL POSITION:
Cash and cash equivalents:
    At the beginning of the year                                                              57               13                3
    At the end of the year                                                                    45               45               13
    Increase or decrease                                                                     (12)              32               10

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

                       BANCO ITAU HOLDING FINANCEIRA S.A.
                        NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003
         (All amounts in thousands of Reais, unless otherwise indicated)

NOTE 1 - OPERATIONS

Banco Itau Holding Financeira S.A. (ITAU HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit and mortgage loan, finance credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Administration of Credit Cards and Administration of Consortia and Securities Brokerage.

In the period, the process of acquisition of Banco AGF S.A., which had started on October 20, 2003, was approved by the Brazilian Central Bank on February 5, 2004. As from March 31, 2004, the acquisition is included in the consolidated financial statements. Financial settlement in the amount of R$ 247,942 for the transaction as a whole, including the acquisition of AGF Vida e Previdencia S.A. and the group life portfolio of AGF Brasil Seguros, already consolidated on December 31, 2003, occurred on February 20, 2004.

On October 27, 2004, the final agreements, announced on July 27, 2004, which aims at establishing a partnership between ITAU HOLDING and Companhia Brasileira de Distribuicao (CBD) for the creation of a new company called FINANCEIRA ITAU CBD S.A. CREDITO, FINANCIAMENTO E INVESTIMENTO which will exclusively structure and sell products and financial services and similars for CBD customers, were signed. The investment amounted to R$ 455,541, resulting in a goodwill in the amount of R$ 380,540 fully amortized in the consolidated financial statements.

The Company is expected to start operations in the 1st six-month period of 2005, which should not significatively change the results for the next year.

On November 8, 2004, the agreement to change the shareholding structure of the Credicard group was completed, through which Itau Holding increased its shareholding in Credicard Banco S.A.(Credicard), from 33.33% to 50%, and acquired full control over Orbitall, a credit card processing company, in which it also held 33.33%. The increase in investments, already considered in the consolidation as from October 31, 2004, in Credicard, and from November 30, 2004, in Orbitall, amounted to R$ 1,060,303(R$ 772,688 in Credicard and R$ 287,615 in Orbitall), already settled, which includes goodwill fully amortized in the consolidated financial statement in the amount of R$ 953,377 (R$ 720,811 and R$ 232,566 respectively).

On December 31, 2004, this transaction basically resulted in an increase in the balances of Marketable Securities- R$ 53,636, Loan, Leasing and Other Credit Operations - R$ 747,520, Other Credits - R$ 219,302 and Interbank Deposits - R$ 179,321 and Other Liabilities - R$ 820,427 which includes Credit Card Operations
- R$ 507,754. In the three subsequent years, no significant effects on results are expected.

On December 10, 2004, an agreement with Banco Intercap S.A. (Intercap) was signed, involving the acquisition of its credit distribution Company for the amount of R$ 65,500, which included goodwill of R$ 65,000 fully amortized in the consolidated financial statements. The transaction aims at improving loan operations for individuals, specially the financing of used vehicles, as well as aggregating experience in this segment sales. Additionally, the acquisition of the vehicles financing portfolio for indivuals of Intercap is scheduled, which should be completed in the beginning of 2005.

The processes for approval of these transactions are pending approval in the Brazilian Central Bank.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

a)   PRESENTATION OF THE FINANCIAL STATEMENTS

     The financial statements of ITAU HOLDING and of its subsidiaries (ITAU HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission
     (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

     As set forth in the sole paragraph of article 7 of BACEN Circular 3068, of 11/8/2001 the marketable securities classified as trading securities (Note
     4b) are presented in the Balance Sheet, in Current Assets, regardless of their maturity dates.

     Operations with Credit Cards, arising from purchases made by their owners, are included in receivables in loan, leasing and other credits operations. The resources related to these amounts are included in Other Liabilities - Operations with Credit Cards. The Leasing Operations are presented at current value in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credits operations in the Statement of Income.

     The exchange rate result is presented adjusted, with the reclassification of expenses and income, so as to represent exclusively the impact of variations and differences of rates on the balance sheet accounts representative of foreign currencies.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

b)   CONSOLIDATION

     Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which the funds quotas had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts. The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the nature of the corresponding equity accounts.

     The difference in Net Income and Stockholders' Equity between ITAU HOLDING and ITAU HOLDING CONSOLIDATED (Note 16d) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated from the acquisition of investments and recognition of tax credits:

     I- In ITAU HOLDING, goodwill recorded in subsidiaries, mainly originated from the increases in investments of Credicard and Orbitall, in the partnership to set up the Financeira Itau CBD and on the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or the realization of investments in order to: a) avoid unnecessary decrease in its Stockholders' Equity for operating limits computation purposes;b) avoid an unnecessary capital increase; and c) obtain better compliance with market accounting practices.

         In ITAU HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these acquisitions occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

     II- In BANCO BANESTADO S.A. (BANESTADO), tax credits are recorded at amounts considered adequate in relation to expected future earnings. In ITAU HOLDING CONSOLIDATED, these tax credits are fully recognized, considering the larger size and additional synergy, which are factors which favor maximization of results.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

The consolidated finacial statements include ITAU HOLDING and its direct and indirect subsidiaires, highlighting:

                                                                                     PARTICIPATION %
                                                                                 -----------------------
                                                                                 12/31/2004   12/31/2003
                                                                                 ----------   ----------
FINANCIAL ACTIVITY AND FINANCIAL OPERATIONS
  Banco Itau S.A.                                                                    100.00       100.00
  Banco Itau-BBA S.A.                                                                 95.75        95.75
  Banco Banestado S.A.                                                                99.99        99.99
  Banco Itaucred Financiamento S.A.                                                   99.99        99.99
  Banco Fiat S.A.                                                                     99.99        99.99
  Banco Itau Buen Ayre S.A.                                                           99.99        99.99
  Banco Itau Europa Luxembourg S.A.                                      (1)          19.52        19.52
  Banco Itau Europa S.A.                                                 (1)          19.53        19.53
  Itau Bank, Ltd.                                                                    100.00       100.00
  Cia. Itauleasing de Arrendamento Mercantil                                          99.99        99.99
  Itau Corretora de Valores S.A.                                                      99.99        99.99
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
  Itau Seguros S.A. e Controladas                                                    100.00       100.00
  Itau Vida e Previdencia S.A.                                                        99.99        99.99
  Cia. Itau de Capitalizacao                                                          99.99        99.86
  Itauprev Vida e Previdencia S.A.                                       (2)          99.99        99.95
CREDIT CARD ADMINISTRATION ACTIVITIES
  Itaucard Financeira S.A. Credito, Financiamento e Investimento                      99.99        99.99
  Credicard Banco S.A.                                                  (3)(4)        50.00        33.33
  Orbitall Servicos e Processamento e Informatizacao Comercial Ltda e
   controlada                                                            (4)         100.00        33.33
  Redecard S.A.                                                          (3)          31.94        31.94
  Miravalles Empreendimentos e Participacoes S.A.                       (3)(5)        50.00            -
CONSORTIA GROUPS ADMINISTRATION
  Fiat Administradora de Consorcios Ltda.                                             99.99        99.99
  Itau Administradora de Consorcios Ltda.                                             99.99        99.99
NON- FINANCIAL INSTITUTIONS
  Akbar - Marketing e Servicos, LDA e Controladas                                     95.75        95.75
  Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Limitada                      100.00       100.00
  Itausa Export S.A.                                                     (1)          22.23        22.23
  Serasa S.A.                                                            (3)          32.54        32.54

(1) Associated Companies included on consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itausa -Investimentos Itau S.A. (ITAUSA).
(2)  New name of AGF Vida e Previdencia S.A.
(3)  Company with shared control included proportionally on consolidation.
(4)  Increase in participation for the period (note 1).
(5) Investment set up on 8.9.2004 to make feasible the partnership between ITAU and CBD (Note 1).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at December 31, 2004, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), are as follows:

                                             FINANCIAL SYSTEM   ECONOMIC-FINANCIAL
                                             CONSOLIDATED (1)    CONSOLIDATED (2)
                                             ----------------   ------------------
Referential equity (3)                             19,939,238           19,806,499
Basel ratio                                              21.6%                20.6%
  Tier I                                                 16.8%                16.0%
  Tier II                                                 4.8%                 4.6%
Fixed asset ratio (4)                                    46.5%                27.4%
Excess capital in relation to fixed assets            703,515            4,473,220

(1)  Consolidated financial statements including only financial companies.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.

(3) BACEN, through Resolution 2837/2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.

(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in fixed asset ratio of the economic-financial consolidated amounts and enable, when necessary, the distribution of resources to the financial companies.

Management considers the current Basel ratio (20.6%, based on economic-financial consolidated) to be adequate, considering that:
a)   It is higher than the minimum required by the authorities (11.0%).
b) The ratio increases to 20.8% when all of the tax credits of Banco Banestado S.A. (BANESTADO) are recorded in the financial statement basis (ITAU HOLDING) used to establish limits.
c) Considering item (b) above and other realization asset amounts (Note 18), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 23.9%.

For calculation of the ratios at December 31, 2004 the Adjusted Reference Net Equity was used, as follows:

                                                          FINANCIAL SYSTEM    ECONOMIC- FINANCIAL
                                                            CONSOLIDATED          CONSOLIDATED
                                                          ----------------    -------------------
ITAU HOLDING stockholders' equity (Individual)                  14,759,756             14,759,756
  Minority interest not eliminated in the consolidation          1,270,280              1,140,905
Unrealized profits of operations with subsidiaries                 (14,513)               (17,877)
  Consolidated stockholders' equity (BACEN)                     16,015,523             15,882,784
  Subordinated debt                                              3,971,250              3,971,250
Tax credits excluded from Level I                                  (47,535)               (47,535)
  Referential equity                                            19,939,238             19,806,499
Adjustments:
Requirement for SWAP operations risk                              (292,777)              (292,777)
Requirement for foreign exchange risk                           (1,458,534)            (1,458,534)
Requirement for interest rate risk                                (155,186)              (154,827)
Other                                                             (280,350)              (280,350)
  Adjusted referential equity                                   17,752,391             17,620,011

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

EVOLUTION OF THE BASEL RATIO

                                                FINANCIAL SYSTEM CONSOLIDATED             ECONOMIC-FINANCIAL CONSOLIDATED
                                          ----------------------------------------   ----------------------------------------
                                               ADJUSTED         WEIGHTED                  ADJUSTED         WEIGHTED
                                          REFERENTIAL EQUITY     ASSETS     EFFECT   REFERENTIAL EQUITY     ASSETS     EFFECT
                                          ------------------   ----------   ------   ------------------   ----------   ------
Ratio at 12/31/2003                               15,535,340   71,935,258     21.6%          15,403,251   77,956,899     19.8%
                                          ==================   ==========   ======   ==================   ==========   ======
Result for the period                              4,936,866                   6.8%           4,927,761                   6.3%
Interest on own capital                           (1,372,564)                 -1.9%          (1,372,564)                 -1.8%
Variation adjustments to securities and
 derivatives                                         (84,276)                 -0.1%             (84,276)                 -0.1%
Interest rate risk                                    48,477                   0.1%              48,397                   0.1%
Treasury stock                                      (227,536)                 -0.3%            (227,536)                 -0.3%
Foreign exchange exposure                           (583,529)                 -0.8%            (583,529)                 -0.8%
SWAP operations risk                                 136,033                   0.2%             136,033                   0.2%
Subordinated debt                                   (555,082)                 -0.8%            (555,082)                 -0.7%
Other changes in referential equity                  (81,338)                 -0.1%             (72,444)                 -0.1%
Changes in weighted assets                                     10,108,132     -3.1%                        7,744,640     -2.0%
                                          ------------------   ----------   ------   ------------------   ----------   ------
Ratio at 12/31/2004                               17,752,391   82,043,390     21.6%          17,620,011   85,701,539     20.6%
                                          ==================   ==========   ======   ==================   ==========   ======

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 4 - SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Short-term interbank investments, remunerated restricted credits - Brazilian Central Bank, remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary and exchange correction and operations with fixed charges are recorded at current value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Resolution Circular 3068, of November 8, 2001. Securities are classified in the following categories:

     . trading securities - acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry to the results for the period;

     . securities available for sale - securities that are not intended for negotiation nor intended to be maintained through to their maturity. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

     . securities held to maturity - securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

     Gains and losses on securities available for sale, when realized, are recognized at the date of negotiation in the statement of income, as a contra-entry to a specific stockholders' equity account.

     Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) Derivative Financial Instruments - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Resolution 3082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

     The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

     . Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

     . Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The non-hedged amount is recorded directly in the statement of income.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

d) Loan, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) - These transactions are recorded at current value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financing companies. Real estate loans are adjusted to present value of future installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2682 of December 21, 1999, among which are:

     . Provisions are recorded from the date of the loan disbursements, based on the client risk classification, due to periodic analysis of the quality of the client and the industry and not just in the event of default;

     . Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f) Other assets - These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources applied, of which benefits showed be recorded in deferred income.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost at the following annual rates:

          Buildings in use                                               4%
          Installations, furnishings, equipment
           and security, transportation and communication   10%    to   25%
          EDP systems                                       20%    to   50%

i) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight line over the respective rental periods, and acquisition of softwares, which are amortized on a straight-line basis over five years.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

j) Technical Provisions of Insurance, Capitalization and Pension Plans - Technical provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 89 of August 19, 2002.

     I-  Insurance:

         Provision for unsettled claims - set up to determine unearned premiums relating to the risk coverage period; Provision for insufficient premiums - set up in case of insufficient Provision for unearned premiums; Provision for unearned premiums of current risks but not issued - calculated based on technical studies; Provision for unsettled claims - set up based on notices of loss, in an amount sufficient to cover future commitments; Provision for claims incurred but not reported (IBNR) - set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

         In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

     II- Supplementary Pension Plans and Individual life insurance segments - correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

         Provision for benefits to regulate and redemptions or Other amounts to regulate (Other provisions) - refer to amounts still not regulated up to the balance sheet date; Provision for events occurred but not reported (IBNR) - set up in relation to the estimated amount of events occurred but not reported; Mathematical provisions for benefits granted and benefits to be granted - correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving the benefits; Provision for insufficient contribution - set up in case of insufficient mathematical provisions.

     III-Capitalization:

         Mathematical provision for redemptions - represents capitalization securities received to be redeemed; Provision for raffles- calculated according to definition in technical note; Raffles payable - set up by raffles of securities carried out; Provision for contingencies (Other provisions) - set up by the application of contingency quota on the collected amount.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

k) Provision and Contingent Liabilities - Provisions and contingent liabilities, in connection with conservative practices adopted, normally are recorded based on the opinion of legal advisors and additionally, through the use of models and criteria which allow that most adequate measurement, in spite of the uncertainty of their term and amount.

     I-  Labor contingencies:

         These are set up upon judicial notice and adjusted monthly by the moving average amount of payment of lawsuits ended in the last 12 months, for lawsuits based on claims considered similar and usual and adjusted to the execution deposit amount when required or the definitive execution amount (indisputable amount) when it is in the stage of being a final judgment and unappealable;

     II- Civil contingencies:

         These are set up upon judicial notice and adjusted monthly:

         . at the moving average of payment of lawsuits ended in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and whose amount is not considered relevant; or

         . at the claimed indemnity amount, on the evidence presented based on the evaluation of legal advisors - which considers jurisprudence, legal opinions raised, evidence produced in the records and the judicial decisions already issued - relating to the risk level of loss of lawsuits related to claims considered unusual or whose amount is considered significant;

         Provisions for Civil Contingencies are adjusted up to the amounts deposited as guarantees for their execution or to the definitive execution amount when the claim is finally judged and has become unapeable.

     III-Tax and social security contingencies:

         The provisions originated in tax and social security contingencies basically refer to liabilities related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, and set up at the full amount under discussion. They are restated, net of the corresponding deposits in guarantee, in accordance with current legislation.

     Interest or restatement of judicial escrow deposits is not recognised, except when a release order has been issued in respect of claims judged in favour of the companies, due to the lawsuits considered favorable.

l) Taxation - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

               Income tax                                 15.00%
               Additional income tax                      10.00%
               Social contribution                         9.00%
               PIS (1)                                     0.65%
               COFINS (1) (2)                              4.00%
               ISS                                   until 5.00%
               CPMF                                        0.38%

(1) For the non financial subsidiaries which fit into the non cumulative calculation the PIS rate is 1.65% and COFINS increased from 3% to 7.6% as from February 2004.
(2) As from September 2003, included, the rate changed from 3% to 4% for financial companies and similar.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 5 - SHORT-TERM INTERBANK INVESTMENTS

                                                                     12/31/2004                                      12/31/2003
                                       -----------------------------------------------------------------------   ------------------
                                         0 - 30      31 - 180     181 - 365   ACIMA DE 365      TOTAL      %        TOTAL       %
                                       ----------   ----------   ----------   ------------   ----------   ----   ----------   -----
Money market                            8,796,368    1,976,023            -         46,960   10,819,351   54.8   10,265,847    48.3
  Funded position (*)                   2,493,409    1,976,023            -         46,960    4,516,392   22.9    2,830,937    13.3
  Financed position                     6,302,959            -            -              -    6,302,959   31.9    5,007,637    23.6
    With free movement                    207,846            -            -              -      207,846    1.1    2,423,531    11.4
    Without free movement               6,095,113            -            -              -    6,095,113   30.9    2,584,106    12.2
  Linked to Free Movement Securities            -            -            -              -            -    0.0    2,427,273    11.4
Money market - Guarantor Resources
 of Technica Provisions - SUSEP           202,646            -            -              -      202,646    1.0      329,512     1.6
Interbank deposits                      5,814,903    1,713,488      679,631        516,653    8,724,675   44.2   10,662,017    50.1
                                       ----------   ----------   ----------   ------------   ----------          ----------   -----
TOTAL                                  14,813,917    3,689,511      679,631        563,613   19,746,672          21,257,376     100
% per maturity term                          75.0         18.7          3.4            2.9
                                       ----------   ----------   ----------   ------------   ----------
TOTAL - 12/31/2003                     14,947,879    5,912,210      134,670        262,617   21,257,376
% per maturity term                          70.3         27.8          0.6            1.3
                                       ==========   ==========   ==========   ============

(*) Includes R$ 812,215 related to money market with free movement, in which securities are restricted to guarantee transactions at the Commodities Futures Exchange (BM&F).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 6 - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by type of instruments and maturity of Securities and Derivatives, already adjusted to their respective market value, of which R$ 10,389,341 (R$ 7,136,796 at 12/31/2003) refer to guarantor resources of technical provisions (Note 10b).

a)   SUMMARY

                                                                                 12/31/2004
                                                     -------------------------------------------------------------------
                                                                       PROVISION FOR ADJUSTMENT
                                                                              TO MARKET
                                                                        VALUE WITH IMPACT ON:
                                                                    -----------------------------
                                                                                    STOCKHOLDERS'
                                                         COST        NET INCOME        EQUITY       MARKET VALUE     %
                                                     ------------   ------------   --------------   ------------   -----
PUBLIC SECURITIES - DOMESTIC (1)                        7,190,719         11,035          283,979      7,485,733    25.3
  Financial Treasury Bills                              2,133,696              9           13,219      2,146,924     7.3
  National Treasury Bills                                 133,374            (21)              74        133,427     0.5
  National Treasury Notes                               2,518,093           (564)         231,513      2,749,042     9.3
  National Treasury Notes - M                             109,627              -                -        109,627     0.4
  Central Bank Notes                                      311,769            801           29,841        342,411     1.2
  National Treasury/Securitization                        149,836             75              372        150,283     0.5
  Brazilian External Debt Bonds                         1,601,135         10,735            7,428      1,619,298     5.5
  Investment in non Exclusive Funds                       166,573              -                -        166,573     0.6
     Financial Treasury Bills                             162,428              -                -        162,428     0.5
     National Treasury Bills                                2,534              -                -          2,534     0.0
     Other                                                  1,611              -                -          1,611     0.0
  Other                                                    66,616              -            1,532         68,148     0.2
PUBLIC SECURITIES - FOREIGN                             1,016,382          3,560           45,277      1,065,219     3.6
  Portugal                                                597,777              -           45,093        642,870     2.2
  Argentina (2)                                            42,657          1,028                -         43,685     0.1
     Central Bank                                          33,036            980                -         34,016     0.1
     National Treasury                                      9,621             48                -          9,669     0.0
  Russia                                                  177,030          2,623                -        179,653     0.6
  Germany                                                  16,087              -                -         16,087     0.1
  United States                                           116,153           (259)               8        115,902     0.4
  Other                                                    66,678            168              176         67,022     0.2
PRIVATE SECURITIES                                     11,707,684         33,617          404,058     12,145,359    41.1
  Euro Bonds and Others                                 4,232,188         24,994           85,295      4,342,477    14.7
  Bank Deposit Certificates                             3,836,873             (1)               1      3,836,873    13.0
  Shares in Publicly Traded Companies                     533,510          5,696          311,992        851,198     2.9
  Debentures                                            1,179,922            (77)           2,190      1,182,035     4.0
  Promissory Notes                                        753,052              1                1        753,054     2.5
  Mortgage Bills                                          149,667              -                -        149,667     0.5
  Fixed Income Funds (3)                                  587,633              -                -        587,633     2.0
  Overseas Variable Income Funds                           41,445              -            1,568         43,013     0.1
  Variable Income Funds                                    11,201              -            3,096         14,297     0.0
  Real Estate Certificates receivable                     221,853          1,862              (85)       223,630     0.8
  Other                                                   160,340          1,142                -        161,482     0.5
PGBL/VGBL FUNDS QUOTAS (4)                              6,917,731              -                -      6,917,731    23.4

SUBTOTAL - MARKETABLE SECURITIES                       26,832,516         48,212          733,314     27,614,042    93.4
  Trading securities                                   13,622,493         48,212                -     13,670,705    46.2
  Securities available for sale                         9,691,982              -          733,314     10,425,296    35.2
  Securities held to maturity (5)                       3,518,041              -                -      3,518,041    11.9
DERIVATIVE FINANCIAL INSTRUMENTS                        2,000,451        (38,908)               -      1,961,543     6.6
TOTAL                                                  28,832,967          9,304          733,314     29,575,585   100.0

Additional allowance (exceeding minimum required)                                                       (400,000)
TOTAL MARKETABLE SECURITES AND DERIVATIVE
FINANCIAL INSTRUMENTS (ASSETS)                                                                        29,175,585
                                                                                                    ------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)         (1,186,856)        13,620                -     (1,173,236)  100.0
                                                     ============   ============   ==============   ============   =====

                                                                                   12/31/2004
                                                     ------------------------------------------------------------------------
                                                        0 - 30         31 - 90       91 - 180       181 - 365     366 - 720
                                                     ------------   ------------   ------------   ------------   ------------
PUBLIC SECURITIES - DOMESTIC (1)                          189,429        118,430        941,653      1,078,487        702,234
  Financial Treasury Bills                                      -        109,943        920,283        102,142        519,878
  National Treasury Bills                                  13,375              -          5,951        109,920          4,181
  National Treasury Notes                                       -              -              -        362,593         27,946
  National Treasury Notes - M                                   -              -         12,181         12,181         24,361
  Central Bank Notes                                            -              -              -        307,135         35,276
  National Treasury/Securitization                             50          1,316            109         74,394          2,769
  Brazilian External Debt Bonds                             9,431          7,171          3,129        109,082         44,409
  Investment in non Exclusive Funds                       166,573              -              -              -              -
     Financial Treasury Bills                             162,428              -              -              -              -
     National Treasury Bills                                2,534              -              -              -              -
     Other                                                  1,611              -              -              -              -
  Other                                                         -              -              -          1,040         43,414
PUBLIC SECURITIES - FOREIGN                                 3,308        124,455         15,261         42,758         71,774
  Portugal                                                      -         58,070          1,311         42,758         59,415
  Argentina (2)                                             2,605              -            100              -              -
     Central Bank                                               -              -             93              -              -
     National Treasury                                      2,605              -              7              -              -
  Russia                                                        -              -              -              -              -
  Germany                                                       -              -              -              -         12,359
  United States                                               703         66,383              -              -              -
  Other                                                         -              2         13,850              -              -
PRIVATE SECURITIES                                      2,689,999      1,712,737      1,370,973      1,466,852      1,356,672
  Euro Bonds and Others                                   100,949        133,704        254,273        753,776        898,589
  Bank Deposit Certificates                             1,119,469      1,273,000        626,329        636,009         74,012
  Shares in Publicly Traded Companies                     776,988              -         74,210              -              -
  Debentures                                                    -              -         24,186         23,899        219,593
  Promissory Notes                                        134,870        306,033        259,005         53,146              -
  Mortgage Bills                                                -              -              -              -        149,667
  Fixed Income Funds (3)                                  494,876              -              -              -          5,876
  Overseas Variable Income Funds                           43,013              -              -              -              -
  Variable Income Funds                                    14,297              -              -              -              -
  Real Estate Certificates receivable                           -              -              -              -              -
  Other                                                     5,537              -        132,970             22          8,935
PGBL/VGBL FUNDS QUOTAS (4)                              6,917,731              -              -              -              -

SUBTOTAL - MARKETABLE SECURITIES                        9,800,467      1,955,622      2,327,887      2,588,097      2,130,680
  Trading securities                                    8,810,038      1,315,145        972,324        423,345        287,528
  Securities available for sale                           967,387        631,316        470,001      1,847,647      1,769,233
  Securities held to maturity (5)                          23,042          9,161        885,562        317,105         73,919
DERIVATIVE FINANCIAL INSTRUMENTS                          829,509        270,810        250,746        294,400        136,917
TOTAL                                                  10,629,976      2,226,432      2,578,633      2,882,497      2,267,597
                                                     ------------   ------------   ------------   ------------   ------------
                                                             35.9%           7.5%           8.7%           9.7%           7.7%
Additional allowance (exceeding minimum required)
TOTAL MARKETABLE SECURITES AND DERIVATIVE
FINANCIAL INSTRUMENTS (ASSETS)
                                                     ------------   ------------   ------------   ------------   ------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)           (603,941)      (160,920)      (123,719)      (170,253)       (42,300)
                                                     ============   ============   ============   ============   ============

                                                      12/31/2004
                                                     ------------    12/31/2003
                                                       OVER 720     MARKET VALUE
                                                     ------------   ------------
PUBLIC SECURITIES - DOMESTIC (1)                        4,455,500     14,306,264
  Financial Treasury Bills                                494,678      3,548,719
  National Treasury Bills                                       -      2,350,448
  National Treasury Notes                               2,358,503      3,444,204
  National Treasury Notes - M                              60,904        145,523
  Central Bank Notes                                            -      1,947,479
  National Treasury/Securitization                         71,645        235,645
  Brazilian External Debt Bonds                         1,446,076      2,206,431
  Investment in non Exclusive Funds                             -        369,714
    Financial Treasury Bills                                    -        317,310
    National Treasury Bills                                     -         15,852
    Other                                                       -         36,552
  Other                                                    23,694         58,101
PUBLIC SECURITIES - FOREIGN                               807,663      1,061,782
  Portugal                                                481,316        865,614
  Argentina (2)                                            40,980        106,029
    Central Bank                                           33,923         81,474
    National Treasury                                       7,057         24,555
  Russia                                                  179,653              -
  Germany                                                   3,728              -
  United States                                            48,816         31,750
  Other                                                    53,170         58,389
PRIVATE SECURITIES                                      3,548,126      8,564,147
  Euro Bonds and Others                                 2,201,186      2,456,932
  Bank Deposit Certificates                               108,054      3,753,377
  Shares in Publicly Traded Companies                           -        677,342
  Debentures                                              914,357      1,026,274
  Promissory Notes                                              -        238,513
  Mortgage Bills                                                -         55,595
  Fixed Income Funds (3)                                   86,881         87,910
  Overseas Variable Income Funds                                -         31,080
  Variable Income Funds                                         -         75,472
  Real Estate Certificates receivable                     223,630         56,452
  Other                                                    14,018        105,200
PGBL/VGBL FUNDS QUOTAS (4)                                      -      4,110,931

SUBTOTAL - MARKETABLE SECURITIES                        8,811,289     28,043,124
  Trading securities                                    1,862,325     12,114,121
  Securities available for sale                         4,739,712     12,290,974
  Securities held to maturity (5)                       2,209,252      3,638,029
DERIVATIVE FINANCIAL INSTRUMENTS                          179,161      1,444,398
TOTAL                                                   8,990,450     29,487,522
                                                     ------------   ------------
                                                             30.4%
Additional allowance (exceeding minimum required)                       (545,000)
TOTAL MARKETABLE SECURITES AND DERIVATIVE
FINANCIAL INSTRUMENTS (ASSETS)                                        28,942,522
                                                                    ------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)            (72,103)      (754,701)
                                                     ============   ============

(1) Includes securities restricted to guarantees in the amount of R$ 3,905,514 (R$ 7,222,454 at 12/31/2003), being: Guarantor Resources of Technical Provisions R$ 1,275,438 (R$ 436,583 at 12/31/2003), Securities Subject to BACEN R$ 957,017 (R$ 1,736,455 at 12/31/2003) and Securities Subject to stock exchange and clearing house for custody and financial settlement of securities R$ 1,673,059 ( R$ 5,049,416 at 12/31/2003);
(2) Includes mandatory acquisition in order to be compliant with deposit requirements R$ 36,900 (R$ 87,150 at 12/31/2003) and bonus to compensate losses associated to credit operations "pesification" R$ 18,879 at 12/31/2003;
(3) Includes non-exclusive funds administered by the group, in the amount of R$ 58,829, which do not include public securities;
(4) Portfolios of PGBL and VGBL pension plans owned by customers and recorded as marketable securities in compliance with SUSEP requirements, in contra entry against liabilities in Technical Provision for Pension Plans;
(5) Positive adjustment to market not recorded in the amount of R$ 220,285 (R$ 142,793 at 12/31/2003), as mentioned in Note 6d.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

b)   TRADING SECURITIES

     See below the composition of the trading securities portfolio by type of securities, stated at their cost and market value, and by maturity term.

                                                                                    12/31/2004
                                             ------------------------------------------------------------------------------------
                                                              ADJUSTMENT TO
                                                            MARKET VALUE (IN
                                                 COST          NET INCOME)     MARKET VALUE     %        0 - 30         31 - 90
                                             ------------   ----------------   ------------   -----   ------------   ------------
PUBLIC SECURITIES - DOMESTIC                      858,282             11,035        869,317     6.4        168,053         42,353
  Financial Treasury Bills                         68,946                  9         68,955     0.5              -         41,751
  National Treasury Bills                          31,739                (21)        31,718     0.2            840              -
  National Treasury Notes                         129,528               (564)       128,964     0.9              -              -
  Central Bank Notes                               20,125                801         20,926     0.2              -              -
  National Treasury/Securitization                  6,167                 75          6,242     0.0             49            200
  Brazilian External Debt Bonds                   435,204             10,735        445,939     3.3            591            402
  Investment in non Exclusive Funds               166,573                  -        166,573     1.2        166,573              -
    Financial Treasury Bills                      162,428                  -        162,428     1.2        162,428              -
    National Treasury Bills                         2,534                  -          2,534     0.0          2,534              -
    Other                                           1,611                  -          1,611     0.0          1,611              -
  Other                                                 -                  -              -       -              -              -
PUBLIC SECURITIES - FOREIGN                       348,339              3,560        351,899     2.6            703         37,108
  Portugal                                              -                  -              -       -              -              -
  Argentina                                        39,680              1,028         40,708     0.0              -              -
    Central Bank                                   32,943                980         33,923     0.2              -              -
    National Treasury                               6,737                 48          6,785     0.0              -              -
  Russia                                          177,030              2,623        179,653     1.3              -              -
  Germany                                          16,087                  -         16,087     0.1              -              -
  United States                                    86,884               (259)        86,625     0.6            703         37,106
  Other                                            28,658                168         28,826     0.2              -              2
PRIVATE SECURITIES                              5,498,141             33,617      5,531,758    40.5      1,723,551      1,235,684
  Bank Deposit Certificates                     3,052,778                 (1)     3,052,777    22.3        933,738      1,079,390
  Shares in publicly-traded Companies             258,409              5,696        264,105     1.9        264,105              -
  Debentures                                      360,966                (77)       360,889     2.6              -              -
  Promissory Notes                                323,433                  1        323,434     2.4         26,920         66,891
  Fixed Income Funds                              578,430                  -        578,430     4.2        493,901              -
  Variable Income Funds                                28                  -             28     0.0             28              -
  Euro Bonds and others                           668,490             24,994        693,484     5.1          4,558         89,403
  Real Estate Certificates receivable             100,900              1,862        102,762     0.8              -              -
  Other                                           154,707              1,142        155,849     1.1            301              -
PGBL/VGBL FUNDS QUOTAS                          6,917,731                  -      6,917,731    50.6      6,917,731              -
                                             ------------   ----------------   ------------   -----   ------------   ------------
Total                                          13,622,493             48,212     13,670,705   100.0      8,810,038      1,315,145
% per maturity term                                                                                           64.4%           9.6%
                                             ------------   ----------------   ------------           ------------   ------------
Total 12/31/2003                               12,060,799             53,322     12,114,121              6,034,022      1,198,029
% per maturity term                                                                                           49.8%           9.9%

                                                                     12/31/2004                           12/31/2003
                                               91 - 180       181 - 365      366 - 720      OVER 720     MARKET VALUE
                                             ------------   ------------   ------------   ------------   ------------
PUBLIC SECURITIES - DOMESTIC                       27,807         49,945         13,332        567,827      3,872,276
  Financial Treasury Bills                         20,773            860          5,571              -      1,204,374
  National Treasury Bills                           5,951         20,746          4,181              -      1,485,972
  National Treasury Notes                               -          5,001          2,611        121,352        266,945
  Central Bank Notes                                    -         20,926              -              -        110,824
  National Treasury/Securitization                     16          2,102            969          2,906          9,554
  Brazilian External Debt Bonds                     1,067            310              -        443,569        404,432
  Investment in non Exclusive Funds                     -              -              -              -        369,714
    Financial Treasury Bills                            -              -              -              -        317,310
    National Treasury Bills                             -              -              -              -         15,852
    Other                                               -              -              -              -         36,552
  Other                                                 -              -              -              -         20,461
PUBLIC SECURITIES - FOREIGN                             -              -         12,359        301,729        116,818
  Portugal                                              -              -              -              -        116,474
  Argentina                                             -              -              -         40,708              -
    Central Bank                                        -              -              -         33,923              -
    National Treasury                                   -              -              -          6,785              -
  Russia                                                -              -              -        179,653              -
  Germany                                               -              -         12,359          3,728              -
  United States                                         -              -              -         48,816              -
  Other                                                 -              -              -         28,824            344
PRIVATE SECURITIES                                944,517        373,400        261,837        992,769      4,014,096
  Bank Deposit Certificates                       623,403        240,429         72,214        103,603      2,606,563
  Shares in publicly-traded Companies                   -              -              -              -        238,921
  Debentures                                        4,054         17,056        131,696        208,083        362,085
  Promissory Notes                                176,477         53,146              -              -         87,288
  Fixed Income Funds                                    -              -              -         84,529         73,588
  Variable Income Funds                                 -              -              -              -              -
  Euro Bonds and others                             7,613         62,747         48,992        480,171        566,458
  Real Estate Certificates receivable                   -              -              -        102,762              -
  Other                                           132,970             22          8,935         13,621         79,193
PGBL/VGBL FUNDS QUOTAS                                  -              -              -              -      4,110,931
                                             ------------   ------------   ------------   ------------   ------------
Total                                             972,324        423,345        287,528      1,862,325     12,114,121
% per maturity term                                   7.1%           3.1%           2.1%          13.6%
                                             ------------   ------------   ------------   ------------
Total 12/31/2003                                1,359,264      1,760,215        309,658      1,452,933
% per maturity term                                  11.2%          14.5%           2.6%          12.0%

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

c)   SECURITIES AVAILABLE FOR SALE

     See below the composition of the securities available for sale portfolio by type, stated at its cost and market values, and by maturity term.

                                                                                  12/31/2004
                                                   ----------------------------------------------------------------------
                                                                    ADJUSTMENT TO
                                                                  MARKET VALUE (IN
                                                                    STOCKHOLDERS'
                                                       COST            EQUITY)        MARKET VALUE     %        0 - 30
                                                   ------------   ----------------    ------------   -----   ------------
PUBLIC SECURITIES - DOMESTIC                          3,537,484            283,979       3,821,463    36.7         12,536
  Financial Treasury Bills                            1,196,762             13,219       1,209,981    11.6              -
  National Treasury Bills                               101,635                 74         101,709     1.0         12,535
  National Treasury Notes                             1,343,613            231,513       1,575,126    15.1              -
  Central Bank Notes                                    291,644             29,841         321,485     3.1              -
  National Treasury/Securitization                      143,669                372         144,041     1.4              1
  Brazilian External Debt Bonds                         393,545              7,428         400,973     3.8              -
  Other                                                  66,616              1,532          68,148     0.7              -
PUBLIC SECURITIES - FOREIGN                             643,697             45,277         688,974     6.6          2,605
  Portugal                                              597,777             45,093         642,870     6.2              -
  Argentina                                               2,977                  -           2,977     0.0          2,605
     Central Bank                                            93                  -              93     0.0              -
     National Treasury                                    2,884                  -           2,884     0.0          2,605
  United States                                          29,269                  8          29,277     0.3              -
  Other                                                  13,674                176          13,850     0.1              -
PRIVATE SECURITIES                                    5,510,801            404,058       5,914,859    56.7        952,246
  Euro Bonds and others                               3,209,282             85,295       3,294,577    31.6         88,508
  Bank Deposit Certificates                             784,095                  1         784,096     7.5        185,731
  Shares in publicly-traded Companies                   275,101            311,992         587,093     5.6        512,883
  Debentures                                            490,667              2,190         492,857     4.7              -
  Promissory Notes                                      429,619                  1         429,620     4.1        107,950
  Mortgage Bills                                        149,667                  -         149,667     1.4              -
  Fixed Income Funds                                      9,203                  -           9,203     0.1            975
  Overseas Fixed Income Funds                            35,126              1,568          36,694     0.4         36,694
  Variable Income Funds                                  11,173              3,096          14,269     0.1         14,269
  Real Estate Certificates receivable                   111,235                (85)        111,150     1.1              -
  Other                                                   5,633                  -           5,633     0.1          5,236
                                                   ------------   ----------------    ------------   -----   ------------
TOTAL                                                 9,691,982            733,314      10,425,296   100.0        967,387
  Deferred taxes                                                          (241,647)                                   9.3%
  Minority interest                                                        (27,946)
  Adjustment of securities reclassified to
   securities held to maturity                                               9,219
ADJUSTMENT TO MARKET VALUE - MARKETABLE
 SECURITIES - 1                                                            472,940
                                                   ------------   ----------------    ------------           ------------
TOTAL 12/31/2003                                     11,532,540            758,434      12,290,974              1,001,147
  Deferred taxes                                                          (288,649)                                   8.0%
  Minority interest                                                        (49,807)
  Adjustment of securities reclassified to
   securities held to maturity                                             109,800
  Adjustment of BBA and Fiat not recorded in Itau
   Holding                                                                  27,437
ADJUSTMENT TO MARKET VALUE - MARKETABLE
 SECURITIES - 1                                                            557,215

                                                                                    12/31/2004
                                                   ----------------------------------------------------------------------------
                                                      31 - 90        91 - 180        181 - 365       366 - 720       OVER 720
                                                   ------------    ------------    ------------    ------------    ------------
PUBLIC SECURITIES - DOMESTIC                             69,308          31,615         720,992         656,866       2,330,146
  Financial Treasury Bills                               68,192          31,522         101,282         514,307         494,678
  National Treasury Bills                                     -               -          89,174               -               -
  National Treasury Notes                                     -               -          62,223          17,660       1,495,243
  Central Bank Notes                                          -               -         286,209          35,276               -
  National Treasury/Securitization                        1,116              93          72,292           1,800          68,739
  Brazilian External Debt Bonds                               -               -         108,772          44,409         247,792
  Other                                                       -               -           1,040          43,414          23,694
PUBLIC SECURITIES - FOREIGN                              87,347          15,261          42,758          59,415         481,588
  Portugal                                               58,070           1,311          42,758          59,415         481,316
  Argentina                                                   -             100               -               -             272
     Central Bank                                             -              93               -               -               -
     National Treasury                                        -               7               -               -             272
  United States                                          29,277               -               -               -               -
  Other                                                       -          13,850               -               -               -
PRIVATE SECURITIES                                      474,661         423,125       1,083,897       1,052,952       1,927,978
  Euro Bonds and others                                  41,909         246,617         688,317         836,365       1,392,861
  Bank Deposit Certificates                             193,610           2,926         395,580           1,798           4,451
  Shares in publicly-traded Companies                         -          74,210               -               -               -
  Debentures                                                  -          16,844               -          59,246         416,767
  Promissory Notes                                      239,142          82,528               -               -               -
  Mortgage Bills                                              -               -               -         149,667               -
  Fixed Income Funds                                          -               -               -           5,876           2,352
  Overseas Fixed Income Funds                                 -               -               -               -               -
  Variable Income Funds                                       -               -               -               -               -
  Real Estate Certificates receivable                         -               -               -               -         111,150
  Other                                                       -               -               -               -             397
                                                   ------------    ------------    ------------    ------------    ------------
TOTAL                                                   631,316         470,001       1,847,647       1,769,233       4,739,712
  Deferred taxes                                            6.1%            4.5%           17.7%           17.0%           45.5%
  Minority interest
  Adjustment of securities reclassified to
   securities held to maturity
ADJUSTMENT TO MARKET VALUE - MARKETABLE
 SECURITIES - 1
                                                   ------------    ------------    ------------    ------------    ------------
TOTAL 12/31/2003                                        710,378         819,627       1,204,132       3,189,715       5,365,975
  Deferred taxes                                            5.8%            6.7%            9.8%           26.0%           43.7%
  Minority interest
  Adjustment of securities reclassified to
   securities held to maturity
  Adjustment of BBA and Fiat not recorded in Itau
   Holding
ADJUSTMENT TO MARKET VALUE - MARKETABLE
 SECURITIES - 1

                                                    12/31/2003|
                                                   ------------
                                                   MARKET VALUE
                                                   ------------
PUBLIC SECURITIES - DOMESTIC                          7,538,499
  Financial Treasury Bills                            1,589,298
  National Treasury Bills                               864,476
  National Treasury Notes                             2,204,897
  Central Bank Notes                                  1,836,655
  National Treasury/Securitization                      226,091
  Brazilian External Debt Bonds                         779,442
  Other                                                  37,640
PUBLIC SECURITIES - FOREIGN                             918,415
  Portugal                                              749,140
  Argentina                                             106,029
     Central Bank                                        81,474
     National Treasury                                   24,555
  United States                                          31,750
  Other                                                  31,496
PRIVATE SECURITIES                                    3,834,060
  Euro Bonds and others                               1,503,648
  Bank Deposit Certificates                           1,130,487
  Shares in publicly-traded Companies                   438,421
  Debentures                                            382,295
  Promissory Notes                                      151,225
  Mortgage Bills                                         55,595
  Fixed Income Funds                                     14,322
  Overseas Fixed Income Funds                               136
  Variable Income Funds                                  75,472
  Real Estate Certificates receivable                    56,452
  Other                                                  26,007
                                                   ------------
TOTAL                                                12,290,974
  Deferred taxes
  Minority interest
  Adjustment of securities reclassified to
   securities held to maturity
ADJUSTMENT TO MARKET VALUE - MARKETABLE
 SECURITIES - 1

TOTAL 12/31/2003
  Deferred taxes
  Minority interest
  Adjustment of securities reclassified to
   securities held to maturity
  Adjustment of BBA and Fiat not recorded in Itau
   Holding
ADJUSTMENT TO MARKET VALUE - MARKETABLE
 SECURITIES - 1

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

d)   SECURITIES HELD TO MATURITY

     See below the composition of the held to maturity securities portfolio by type, stated at its cost and by maturity term. In the carrying value, not considered in results, is included at 12/31/2004 the amount of R$ 9,219 (R$ 109,800 at 12/31/2003), relating to market adjustment of the reclassified securities at 12/31/2003. The securities classified under this type, if stated at market value, would present a positive adjustment of R$ 220,285 (positive adjustment of R$ 142,793 at 12/31/2003).

                                                                                  12/31/2004
                                           ----------------------------------------------------------------------------------------
                                           CARRYING VALUE      %       0 - 30       31 - 90     91 - 180     181 - 365    366 - 720
                                           ---------------   -----   ----------   ----------   ----------   ----------   ----------
PUBLIC SECURITIES - DOMESTIC                     2,794,953    79.4        8,840        6,769      882,231      307,550       32,036
  Financial Treasury Bills                         867,988    24.7            -            -      867,988            -            -
  National Treasury Notes (1)                    1,044,952    29.7            -            -            -      295,369        7,675
  National Treasury Notes - M (2)                  109,627     3.1            -            -       12,181       12,181       24,361
  Brazilian External Debt Bonds                    772,386    22.0        8,840        6,769        2,062            -            -
PUBLIC SECURITIES - FOREIGN                         24,346     0.7            -            -            -            -            -
PRIVATE SECURITIES                                 698,742    19.9       14,202        2,392        3,331        9,555       41,883
  Bank Deposit Certificates (1)                          -       -            -            -            -            -            -
  Debentures (1)                                   328,289     9.3            -            -        3,288        6,843       28,651
  Overseas Fixed Income Funds                        6,319     0.2        6,319            -            -            -            -
  Euro Bonds and others                            354,416    10.1        7,883        2,392           43        2,712       13,232
  Real Estate Certificates receivable (1)            9,718     0.3            -            -            -            -            -
                                           ---------------   -----   ----------   ----------   ----------   ----------   ----------
Total                                            3,518,041   100.0       23,042        9,161      885,562      317,105       73,919
% per maturity term                                                         0.7%         0.3%        25.2%         9.0%         2.1%
                                           ---------------           ----------   ----------   ----------   ----------   ----------
Total 12/31/2003                                 3,638,029               48,969       77,723      167,484       42,307    1,046,768
% per maturity term                                                         1.3%         2.1%         4.6%         1.2%        28.8%

                                            12/31/2004
                                            ----------     12/31/2003
                                             OVER 720    CARRYING VALUE
                                            ----------   --------------
PUBLIC SECURITIES - DOMESTIC                 1,557,527        2,895,489
  Financial Treasury Bills                           -          755,047
  National Treasury Notes (1)                  741,908          972,362
  National Treasury Notes - M (2)               60,904          145,523
  Brazilian External Debt Bonds                754,715        1,022,557
PUBLIC SECURITIES - FOREIGN                     24,346           26,549
PRIVATE SECURITIES                             627,379          715,991
  Bank Deposit Certificates (1)                      -           16,327
  Debentures (1)                               289,507          281,894
  Overseas Fixed Income Funds                        -           30,944
  Euro Bonds and others                        328,154          386,826
  Real Estate Certificates receivable (1)        9,718                -
                                            ----------   --------------
Total                                        2,209,252        3,638,029
% per maturity term                               62.8%
                                            ----------
Total 12/31/2003                             2,254,778
% per maturity term                               62.0%

(1) Includes investment of Itau Previdencia e Seguros S.A. in the amount of R$ 912,479 (R$ 802,354 at 12/31/2003).
(2)  All securities are nominative and cannot be sold.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

e)   DERIVATIVE FINANCIAL INSTRUMENTS

     See below the composition of derivative financial instruments (assets and liabilities) by type, stated at their historical cost and market value, and by maturity term.

                                                                        12/31/2004
                                  --------------------------------------------------------------------------------------
                                                   ADJUSTMENT TO
                                                 MARKET VALUE (IN
                                      COST          NET INCOME)     MARKET VALUE     %        0 - 30        31 - 90
                                  ------------   ----------------   ------------   -----   ------------   ------------
ASSETS
  Option premiums                      166,225            (11,192)       155,033     7.9         69,681         39,884
  Term operations                      166,431                (26)       166,405     8.5        110,817         46,120
  Swaps - difference receivable      1,185,154            (17,235)     1,167,919    59.5        304,221        155,821
  Other (1)                            482,641            (10,455)       472,186    24.1        344,790         28,985
                                  ------------   ----------------   ------------   -----   ------------   ------------
Total                                2,000,451            (38,908)     1,961,543   100.0        829,509        270,810
% per maturity term                                                                                42.3%          13.8%
                                  ------------   ----------------   ------------           ------------   ------------
Total 12/31/2003                     1,389,983             54,415      1,444,398                343,616        264,753
% per maturity term                                                                                23.8%          18.3%
                                  ============   ================   ============           ============   ============
LIABILITIES
  Option premiums                     (235,637)           (24,609)      (260,246)   22.2       (207,045)       (24,059)
  Swaps - difference payable          (527,757)            37,609       (490,148)   41.8        (50,685)      (116,376)
  Other (1)                           (423,462)               620       (422,842)   36.0       (346,211)       (20,485)
                                  ------------   ----------------   ------------   -----   ------------   ------------
Total                               (1,186,856)            13,620     (1,173,236)  100.0       (603,941)      (160,920)
% per maturity term                                                                                51.5%          13.7%
                                  ------------   ----------------   ------------           ------------   ------------
Total 12/31/2003                      (837,013)            82,312       (754,701)              (142,834)      (146,539)
% per maturity term                                                                                18.9%          19.4%

                                                          12/31/2004
                                  ---------------------------------------------------------    12/31/2003
                                    91 - 180      181 - 365       366 - 720      OVER 720     MARKET VALUE
                                  ------------   ------------   ------------   ------------   ------------
ASSETS
  Option premiums                       15,248         29,947            273              -         62,653
  Term operations                        2,875          6,593              -              -        131,908
  Swaps - difference receivable        168,278        229,365        131,520        178,714        989,149
  Other (1)                             64,345         28,495          5,124            447        260,688
                                  ------------   ------------   ------------   ------------   ------------
Total                                  250,746        294,400        136,917        179,161      1,444,398
% per maturity term                       12.8%          15.0%           7.0%           9.1%
                                  ------------   ------------   ------------   ------------
Total 12/31/2003                       271,251        296,053        142,731        125,994
% per maturity term                       18.8%          20.5%           9.9%           8.7%
                                  ============   ============   ============   ============
LIABILITIES
  Option premiums                       (9,839)       (19,303)             -              -        (63,366)
  Swaps - difference payable           (83,201)      (131,616)       (36,769)       (71,501)      (457,886)
  Other (1)                            (30,679)       (19,334)        (5,531)          (602)      (233,449)
                                  ------------   ------------   ------------   ------------   ------------
Total                                 (123,719)      (170,253)       (42,300)       (72,103)      (754,701)
% per maturity term                       10.5%          14.5%           3.6%           6.1%
                                  ------------   ------------   ------------   ------------
Total 12/31/2003                      (164,361)      (145,135)       (94,471)       (61,361)
% per maturity term                       21.8%          19.2%          12.5%           8.1%

(1) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAU HOLDING and its subsidiaries are fully involved in the operation of derivative markets, either in complying with the growing clients' needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

..    Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
..    Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAU HOLDING carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAU HOLDING at December 31, 2004 were related to the foreign exchange rate, interest rate, U.S. dollar and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situations.

Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

..    Futures and Forward Contracts: quotes on the stock exchanges.
..    Swaps: the cash flow of each part is discounted to current value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad.
..    Options: statistical models that take over the volatility behavior of the asset objective, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their notional values recorded in memorandum accounts and adjustments/premiums are recorded in balance sheet accounts.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

                                                                            BALANCE SHEET
                                                                               ACCOUNT
                                                                             RECEIVABLE /
                                                                              (RECEIVED)       ADJUSTMENT
                                                   MEMORANDUM ACCOUNT        (PAYABLE) /       TO MARKET
                                                     NOTIONAL VALUE              PAID            VALUE
                                              ------------   ------------   --------------   --------------
                                               12/31/2004     12/31/2003      12/31/2004       12/31/2004
                                              ------------   ------------   --------------   --------------
Future contracts                                63,249,300     36,279,125           36,241                -
  Purchase commitments                          24,863,342     19,053,554           (3,915)               -
    Foreign currency                             2,272,597      2,272,857            2,100                -
    Interbank market                             4,865,962     11,813,047            2,329                -
    Fixed rates                                    432,644              -             (477)               -
    Indices                                      2,649,706      4,758,613           (8,259)               -
    Shares                                               -              -                -                -
    Other                                       14,642,433        209,037              392                -
  Commitments to sell                           38,385,958     17,225,571           40,156                -
    Foreign currency                             5,116,851      3,447,479            6,767                -
    Interbank market                            18,346,878      3,586,308           (3,198)               -
    Fixed rates                                     30,254              -               48                -
    Indexes                                      6,551,986      9,636,195           37,676                -
    Other                                        8,339,989        555,589           (1,137)               -
Swap contracts                                                                     657,397           20,374
  Asset position                                31,193,154     30,555,472        1,185,154          (17,235)
    Foreign currency                             5,928,781      8,010,075           93,543           12,655
    Interbank market                            12,813,320     13,702,009          910,955          (45,735)
    Fixed rates                                  6,822,486      3,912,064          104,076           27,172
    Indices                                      5,580,709      4,926,637           71,890           (9,081)
    Shares                                               -              -                -                -
    Other                                           47,858          4,687            4,690           (2,246)
  Liability position                            30,535,757     30,145,273         (527,757)          37,609
    Foreign currency                             8,821,612      9,594,537          (48,872)          (2,216)
    Interbank market                            11,429,003     13,045,343         (313,199)          49,440
    Fixed rates                                  5,209,416      2,305,787          (64,036)         (27,415)
    Indices                                      4,358,653      4,936,873          (96,811)          16,948
    Other                                          717,073        262,733           (4,839)             852
Option contracts                                33,312,226     16,186,008          (69,412)         (35,801)
  Purchase commitments - purchased position     11,527,193      7,259,055          126,321          (79,185)
    Foreign currency                             7,501,427      3,432,799          103,035          (71,286)
    Interbank market                                    15              -               43                4
    Indices                                      3,465,300      3,459,165           12,168          (10,058)
    Shares                                          98,483         97,894            8,017              846
    Other                                          461,968        269,197            3,058            1,309
  Commitments to sell - purchased position       3,045,946      1,196,752           39,904           67,993
    Foreign currency                             2,520,483        191,500           37,039           70,449
    Indices                                              -        337,529                -                -
    Shares                                          24,500         42,859              421             (324)
    Other                                          500,963        624,864            2,444           (2,132)
  Purchase position - sold position             14,133,167      5,855,933         (114,802)          69,400
    Foreign currency                             6,831,789      3,488,497          (88,159)          63,124
    Interbank market                                    10              -              (15)               4
    Indices                                      6,832,550      2,277,994          (20,560)           6,171
    Shares                                         130,926         43,704           (3,520)             522
    Other                                          337,892         45,738           (2,548)            (421)
  Commitments to sell - sold position            4,605,920      1,874,268         (120,835)         (94,009)
    Foreign currency                             4,373,470      1,168,232         (116,696)         (96,351)
    Fixed rates                                          -              -                -                -
    Indices                                              -        327,249                -                -
    Shares                                          34,946         29,976           (2,002)             277
    Other                                          197,504        348,811           (2,137)           2,065
Term
  Purchase receivable - fixed rates                                     -           11,480                -
  Sales receivable - shares                                             -          154,951              (26)
Other derivative financial instruments (1)       4,890,834      4,613,597           59,179           (9,835)
  Asset position                                 2,705,872      1,743,373          482,641          (10,455)
  Liability position                             2,184,962      2,870,224         (423,462)             620
                                                                    ASSET        2,000,451          (38,908)
                                                                LIABILITY       (1,186,856)          13,620
                                                                    TOTAL          813,595          (25,288)

                                                        MARKET VALUE
                                                ---------------------------
                                                 12/31/2004     12/31/2003
                                                ------------   ------------
Future contracts                                      36,241        (72,794)
  Purchase commitments                                (3,915)        43,802
    Foreign currency                                   2,100          9,058
    Interbank market                                   2,329            732
    Fixed rates                                         (477)             -
    Indices                                           (8,259)        33,942
    Shares                                                 -             70
    Other                                                392              -
  Commitments to sell                                 40,156       (116,596)
    Foreign currency                                   6,767         (9,556)
    Interbank market                                  (3,198)          (350)
    Fixed rates                                           48              -
    Indexes                                           37,676       (103,545)
    Other                                             (1,137)        (3,145)
Swap contracts                                       677,771        531,263
  Asset position                                   1,167,919        989,149
    Foreign currency                                 106,198        360,659
    Interbank market                                 865,220        456,200
    Fixed rates                                      131,248        148,173
    Indices                                           62,809         12,873
    Shares                                                 -         11,244
    Other                                              2,444              -
  Liability position                                (490,148)      (457,886)
    Foreign currency                                 (51,088)      (114,247)
    Interbank market                                (263,759)      (120,407)
    Fixed rates                                      (91,451)      (175,342)
    Indices                                          (79,863)       (37,548)
    Other                                             (3,987)       (10,342)
Option contracts                                    (105,213)          (713)
  Purchase commitments - purchased position           47,136         55,538
    Foreign currency                                  31,749         33,864
    Interbank market                                      47              -
    Indices                                            2,110            538
    Shares                                             8,863         19,981
    Other                                              4,367          1,155
  Commitments to sell - purchased position           107,897          7,115
    Foreign currency                                 107,488          1,278
    Indices                                                -          2,897
    Shares                                                97            132
    Other                                                312          2,808
  Purchase position - sold position                  (45,402)       (45,729)
    Foreign currency                                 (25,035)       (23,672)
    Interbank market                                     (11)             -
    Indices                                          (14,389)        (3,512)
    Shares                                            (2,998)       (17,138)
    Other                                             (2,969)        (1,407)
  Commitments to sell - sold position               (214,844)       (17,637)
    Foreign currency                                (213,047)       (14,157)
    Fixed rates                                            -             (4)
    Indices                                                -         (2,138)
    Shares                                            (1,725)           (20)
    Other                                                (72)        (1,318)
Term
  Purchase receivable - fixed rates                   11,480              -
  Sales receivable - shares                          154,925        131,908
Other derivative financial instruments (1)            49,344         27,239
  Asset position                                     472,186        260,688
  Liability position                                (422,842)      (233,449)
                                                   1,961,543      1,444,398
                                                  (1,173,236)      (754,701)
                                                     788,307        689,697

DERIVATIVE CONTRACTS MATURE AS FOLLOWS (IN DAYS):

CLEARING       0 - 30       31 - 180      181 - 365       OVER 365     12/31/2004     12/31/2003
--------   ------------   ------------   ------------   -----------   ------------   ------------
Futures      33,703,880     18,869,789      2,340,870     8,334,761     63,249,300     36,279,125
Swaps         5,980,097      8,938,886      8,224,711     6,864,306     30,008,000     29,661,129
Options      23,474,412      7,357,006      1,854,565       626,243     33,312,226     16,186,008
Other           806,631      1,170,102        761,757     2,152,344      4,890,834      4,613,597

(1) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

f)   CHANGES IN THE ADJUSTMENT TO MARKET VALUE FOR THE YEAR

                                                   01/01 TO      01/01 TO
                                                  12/31/2004    12/31/2003
                                                  ----------    ----------
Opening balance                                      403,484    (1,293,254)
Balance arising from acquisition of investments            -         4,345
Adjustments with impacts on:
  Net income                                         (62,157)      726,202
  Stockholders' equity                               (25,120)      963,200
Write-offs due to permanent losses                    40,031         2,990
Closing balance                                      356,238       403,483
Adjustment to market value                           756,238       948,483
                                                  ----------    ----------
  Trading securities                                  48,212        53,322
  Securities available for sale                      733,314       758,434
  Derivative financial instruments
   (Assets and liabilities)                          (25,288)      136,727
Additional provision (*)                            (400,000)     (545,000)

(*) Aims at covering risks of current and future fluctuation in the prices, considering the high volatilty scenarios.

     The following table shows the balance regarding the additional provision for securities plus the unrealized gain of securities available for sale and of securities held to maturity:

                                                  12/31/2004    12/31/2003
                                                  ----------    ----------
Additional provision                                 400,000       545,000
Adjustment to securities available for sale -
 Stockholders' equity                                733,314       758,434
Adjustment to securities held to maturity (*)        229,504       252,593
                                                  ----------    ----------
Total unrealized income                            1,362,818     1,556,027
                                                  ==========    ==========

(*)  At 12/31/2004 includes the amount of R$ 9,219 (R$ 109,800 at 12/31/2003)
     regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in the results.

g)   REALIZED INCOME OF THE MARKETABLE SECURITIES PORTFOLIO

                                                    1/1 TO        1/1 TO
                                                  12/31/2004    12/31/2003
                                                  ----------    ----------
Income (loss) - trading securities                   (56,334)      (98,756)
Income (loss) - securities available for sale        299,389       336,484
Total of realized income                             243,055       237,728
                                                  ----------    ----------
Adjustment to market value with
 impact on net income                                (62,157)      726,202
                                                  ----------    ----------
Total                                                180,898       963,930

h)   RECLASSIFICATION OF SECURITIES (ARTICLE 5 OF BACEN CIRCULAR 3068 /
     11/08/2001)

     Management, through its Financial Executive Commission, set up guidelines to classify securities.

     The classifications of securities in the portfolio, as well as those acquired in the period, have been periodically and systematically evaluated according to the guidelines.

     During the year, there were no reclassifications or changes in the existent guidelines.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 7 - LOAN, LEASING AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with characteristics of credit assignment

I-  By type of operations and risk level

                                                                                12/31/2004
                                           ---------------------------------------------------------------------------------
              RISK LEVELS                       AA            A             B             C             D             E
----------------------------------------   -----------   -----------   -----------   -----------   -----------   -----------
Loan operations                              4,839,358    16,706,335     9,415,682     1,723,942     1,521,978       837,838
  Loans and discounted trade receivables     2,352,050     8,733,630     6,213,109     1,213,843       990,696       542,629
  Financing                                  1,606,335     6,617,308     1,760,982       314,217       277,627        50,558
  Farming and agribusiness industries          880,596     1,043,841       460,665        30,697         8,928       205,660
  Real estate financing                            377       311,556       980,926       165,184       244,727        38,991

Leasing operations                              81,600     2,390,603       960,257       180,358       236,064        17,058

Credit card operations                               -     3,164,150     1,188,771       156,721       268,102       116,854

Advances on exchange contracts (1)             507,864       634,966       603,230        84,795         5,257           514

Other receivables (2)                                -        43,184        63,788         6,170         8,143         3,202

Total operations with characteristics
 of credit assignment                        5,428,822    22,939,238    12,231,728     2,151,986     2,039,544       975,466
                                           -----------   -----------   -----------   -----------   -----------   -----------
Endorsements and sureties (3)
Total with endorsements and sureties         5,428,822    22,939,238    12,231,728     2,151,986     2,039,544       975,466
                                           ===========   ===========   ===========   ===========   ===========   ===========
Total - 12/31/2003                           5,456,774    16,620,165     9,930,723     1,717,411     1,936,598     1,122,545
                                           ===========   ===========   ===========   ===========   ===========   ===========

                                                                12/31/2004                          12/31/2003
                                           -----------------------------------------------------   -----------
RISK LEVELS                                     F             G             H           TOTAL         TOTAL
----------------------------------------   -----------   -----------   -----------   -----------   -----------
Loan operations                                680,332       134,675       469,699    36,329,840    32,418,357
  Loans and discounted trade receivables       589,586        96,105       275,468    21,007,116    17,138,239
  Financing                                     40,743        15,299       103,425    10,786,494    11,244,593
  Farming and agribusiness industries              858            33         8,299     2,639,578     1,968,701
  Real estate financing                         49,145        23,239        82,507     1,896,652     2,066,824

Leasing operations                              21,631         4,468        39,333     3,931,372     1,294,487

Credit card operations                          71,824        33,757       161,670     5,161,848     3,170,817

Advances on exchange contracts (1)                 434            68         4,833     1,841,961     1,621,982

Other receivables (2)                              355           406        16,797       142,045       152,948

Total operations with characteristics
 of credit assignment                          774,576       173,374       692,332    47,407,066    38,658,591
                                           -----------   -----------   -----------   -----------   -----------
Endorsements and sureties (3)                                                          5,868,306     5,922,520
Total with endorsements and sureties           774,576       173,374       692,332    53,275,372    44,581,111
                                           ===========   ===========   ===========   ===========   ===========
Total - 12/31/2003                             671,179       153,908     1,049,288    38,658,591
                                           ===========   ===========   ===========   ===========

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Other Credits/Liabilities - Foreign Exchange Portfolio (Note 8).

(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(3)  Recorded in Memorandum Accounts.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

II- BY MATURITY AND RISK LEVEL

                                                                        12/31/2004
                                   ------------------------------------------------------------------------------------------
                                        AA             A              B              C              D              E
                                   ------------   ------------   ------------   ------------   ------------   ------------
ABNORMAL SITUATION (1) (2)

Falling due installments                      -              -        259,568        177,520        299,983        132,464
  01 to 30                                    -              -         12,717          9,135         16,493         10,428
  31 to 60                                    -              -         11,078          8,189         14,226          9,259
  61 to 90                                    -              -          9,836          7,167         12,833          7,978
  91 to 180                                   -              -         28,606         19,721         34,753         21,176
  181 to 365                                  -              -         49,618         34,069         56,580         29,469
  Over 365                                    -              -        147,713         99,239        165,098         54,154

Overdue installments                          -              -         75,972         66,545        267,272        151,363
  01 to 14                                    -              -          1,175          5,280          6,178          4,072
  15 to 30                                    -              -         74,797          8,901         66,606         18,677
  31 to 60                                    -              -              -         52,364         69,639         23,266
  61 to 90                                    -              -              -              -        124,849         21,234
  91 to 180                                   -              -              -              -              -         84,114
  181 to 365                                  -              -              -              -              -              -
  Over 365                                    -              -              -              -              -              -
                                   ------------   ------------   ------------   ------------   ------------   ------------
SUBTOTAL                                      -              -        335,540        244,065        567,255        283,827
SPECIFIC PROVISION                            -              -         (3,355)        (7,322)       (56,726)       (96,202)
                                   ------------   ------------   ------------   ------------   ------------   ------------
SUBTOTAL 12/31/2003                           -              -        292,802        278,407        548,777        311,874
                                   ============   ============   ============   ============   ============   ============

NORMAL SITUATION

Falling due installments              5,382,670     22,838,104     11,786,216      1,876,424      1,417,025        672,858
  01 to 30                              960,673      5,490,205      3,334,461        565,367        450,559        129,095
  31 to 60                              414,899      1,748,876      1,339,760        245,766        100,276         42,320
  61 to 90                              495,967      1,332,603      1,028,173        178,616         65,004         27,473
  91 to 180                           1,056,410      2,874,780      1,520,140        228,234        138,623         70,566
  181 to 365                          1,017,359      3,245,720      1,519,345        201,477        197,924         98,523
  Over 365                            1,437,362      8,145,920      3,044,337        456,964        464,639        304,881

Overdue up to 14 days                    46,152        101,134        109,972         31,497         55,264         18,781
                                   ------------   ------------   ------------   ------------   ------------   ------------
SUBTOTAL                              5,428,822     22,939,238     11,896,188      1,907,921      1,472,289        691,639
GENERIC PROVISION                             -       (114,696)      (118,962)       (57,238)      (147,229)      (207,492)
                                   ------------   ------------   ------------   ------------   ------------   ------------
SUBTOTAL 12/31/2003                   5,456,774     16,620,165      9,637,921      1,439,004      1,387,821        810,671
                                   ============   ============   ============   ============   ============   ============
TOTAL                                 5,428,822     22,939,238     12,231,728      2,151,986      2,039,544        975,466

EXISTING PROVISION                      (18,149)      (177,931)      (201,719)      (189,320)      (557,338)      (487,837)
  Minimum required provision (3)              -       (114,697)      (122,318)       (64,560)      (203,954)      (303,694)
  Excess provision (4)                  (18,149)       (63,234)       (79,401)      (124,760)      (353,384)      (184,143)
                                   ------------   ------------   ------------   ------------   ------------   ------------
TOTAL 12/31/2003                      5,456,774     16,620,165      9,930,723      1,717,411      1,936,598      1,122,545
EXISTING PROVISION 12/31/2003            (6,900)      (148,985)      (281,207)      (147,494)      (465,709)      (506,318)
  Minimum required provision (3)              -        (83,101)       (99,307)       (51,522)      (193,660)      (336,763)
  Excess provision (4)                   (6,900)       (65,884)      (181,900)       (95,972)      (272,049)      (169,555)

                                                          12/31/2004
                                   ---------------------------------------------------------   12/31/2003
                                        F              G              H            TOTAL          TOTAL
                                   ------------   ------------   ------------   ------------   ------------
ABNORMAL SITUATION (1) (2)

Falling due installments                177,063         64,313        149,241      1,260,152      1,433,146
  01 to 30                               13,226          4,448         10,179         76,626        108,352
  31 to 60                               11,943          4,454          7,703         66,852         87,765
  61 to 90                               10,716          3,856          6,901         59,287         79,270
  91 to 180                              28,351         10,127         18,950        161,684        191,104
  181 to 365                             41,787         14,359         32,544        258,426        299,258
  Over 365                               71,040         27,069         72,964        637,277        667,397

Overdue installments                    146,970         97,494        412,306      1,217,922      1,146,743
  01 to 14                                5,612          3,257          3,428         29,002         28,694
  15 to 30                               15,990          3,003         10,959        198,933        181,080
  31 to 60                               20,713          6,091         11,625        183,698        176,377
  61 to 90                               18,828          6,764         13,072        184,747        176,104
  91 to 180                              85,827         78,379         60,646        308,966        259,309
  181 to 365                                  -              -        279,140        279,140        222,097
  Over 365                                    -              -         33,436         33,436        103,082
                                   ------------   ------------   ------------   ------------   ------------
SUBTOTAL                                324,033        161,807        561,547      2,478,074      2,579,889
SPECIFIC PROVISION                     (194,335)      (124,297)      (561,547)    (1,043,784)    (1,136,733)
                                   ------------   ------------   ------------   ------------   ------------
SUBTOTAL 12/31/2003                     255,885        143,585        748,559      2,579,889
                                   ============   ============   ============   ============

NORMAL SITUATION

Falling due installments                437,901         10,851        122,109     44,544,158     35,798,403
  01 to 30                               66,757          3,778         34,653     11,035,548      9,106,901
  31 to 60                               29,654            532          9,202      3,931,285      3,294,274
  61 to 90                               23,708            385         10,265      3,162,194      2,637,638
  91 to 180                              62,673          1,523         11,780      5,964,729      4,775,602
  181 to 365                             94,706          1,341         25,259      6,401,654      5,202,915
  Over 365                              160,403          3,292         30,950     14,048,748     10,781,073

Overdue up to 14 days                    12,642            716          8,676        384,834        280,299
                                   ------------   ------------   ------------   ------------   ------------
SUBTOTAL                                450,543         11,567        130,785     44,928,992     36,078,702
GENERIC PROVISION                      (225,272)        (8,097)      (130,785)    (1,009,771)    (1,120,234)
                                   ------------   ------------   ------------   ------------   ------------
SUBTOTAL 12/31/2003                     415,294         10,323        300,729     36,078,702              -
                                   ============   ============   ============   ============   ============
TOTAL                                   774,576        173,374        692,332     47,407,066     38,658,591

EXISTING PROVISION                     (554,550)      (171,570)      (695,141)    (3,053,555)    (3,162,967)
  Minimum required provision (3)       (419,606)      (132,394)      (692,332)    (2,053,555)    (2,256,967)
  Excess provision (4)                 (134,944)       (39,176)        (2,809)    (1,000,000)      (906,000)
                                   ------------   ------------   ------------   ------------   ------------
TOTAL 12/31/2003                        671,179        153,908      1,049,288     38,658,591
EXISTING PROVISION 12/31/2003          (417,710)      (112,693)    (1,075,952)    (3,162,967)
  Minimum required provision (3)       (335,590)      (107,736)    (1,049,289)    (2,256,967)
  Excess provision (4)                  (82,120)        (4,957)       (26,663)      (906,000)

(1) For the operations presenting overdue installments for more than 14 days or responsibility of bankrupted companies, or under bankrupcy process.
(2) The balance of non-accrual operations, amount to R$ 1,388,168 (R$ 1,600,287 at 12/31/2003).
(3) The policy of not using the micro,smaand medium companies, and individualsmaintained. a all loan operations with this charged by the classification of level "AA" for also for was As consequenceclients classified in segment are recording of a provision upon the extension of credit.
(4) Allocated, by BACEN request, so as to explain, at each risk level, the excess measured through the use of statistic models to evaluate the portfolios under conditions of "stress" in the economic scenario.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

III) BY BUSINESS SECTOR

                                                           12/31/2004         %          12/31/2003         %
                                                          ------------   ------------   ------------   ------------
PUBLIC SECTOR                                                1,025,542            2.2      1,031,358            2.7
      Chemical and Petrochemical                               334,031            0.7        377,047            1.0
      Generation and distribution of electric energy           577,530            1.2        554,575            1.4
      Other                                                    113,981            0.2         99,736            0.3
PRIVATE SECTOR                                              46,381,523           97.8     37,627,233           97.3
  CORPORATIONS                                              26,200,608           55.3     22,570,665           58.4
    INDUSTRY                                                12,877,646           27.2     11,159,150           28.9
      Food and beverages                                     1,969,605            4.2      1,955,081            5.1
      Steel and metalurgy                                    1,199,291            2.5      1,334,312            3.5
      Chemical and Petrochemical                             1,808,100            3.8      1,755,587            4.5
      Electrical and electronic                                768,703            1.6        601,332            1.6
      Paper and pulp                                           838,503            1.8        835,659            2.2
      Light and heavy vehicles                                 764,476            1.6        682,463            1.8
      Textile and clothing                                     669,250            1.4        460,111            1.2
      Mechanics                                                375,583            0.8        240,617            0.6
      Tobacco                                                  546,323            1.2        462,225            1.2
      Fertilizers, insecticides and crop protection          1,079,444            2.3        793,036            2.1
      Autoparts and accessories                                556,751            1.2        412,729            1.1
      Construction material                                    466,467            1.0        439,936            1.1
      Pharmaceuticals                                          140,770            0.3        137,417            0.4
      Wood and furniture                                       584,147            1.2        303,940            0.8
      Tractors and agribusiness machinery                      121,202            0.3        115,340            0.3
      Other                                                    989,031            2.1        629,364            1.6
    COMMERCE                                                 3,239,074            6.8      2,245,883            5.8
      Retailers                                              2,530,397            5.3      1,744,995            4.5
      Wholesale                                                518,408            1.1        338,713            0.9
      Others                                                   190,269            0.4        162,175            0.4
    SERVICES                                                 7,471,490           15.8      7,248,113           18.7
      Telecommunications                                     1,352,396            2.9      2,083,793            5.4
      Electrical energy generation and distribution          1,755,087            3.7      1,559,581            4.0
      Financial                                                630,344            1.3        521,352            1.3
      Service companies                                      1,338,454            2.8        952,677            2.5
      Contractors and real estate agents                       508,240            1.1        392,020            1.0
      Real estate financing (company)                          125,650            0.3         78,336            0.2
      Public services concessionaires                          314,119            0.7        306,009            0.8
      Transportation                                           423,932            0.9        340,690            0.9
      Communications                                            12,313            0.0         75,588            0.2
      Others                                                 1,010,955            2.1        938,067            2.4
    PRIMARY SECTOR                                           2,252,983            4.8      1,755,027            4.5
      Mining                                                   306,042            0.6        287,916            0.7
      Farming and live stock                                 1,899,100            4.0      1,422,092            3.7
      Others                                                    47,841            0.1         45,019            0.1
    OTHER                                                      359,415            0.8        162,492            0.4
INDIVIDUALS                                                 20,180,915           42.6     15,056,568           38.9
      Credit cards                                           5,161,848           10.9      3,170,817            8.2
      Real estate financing                                  1,771,002            3.7      1,988,488            5.1
      Consumer loans/vehicles/overdraft                     13,248,066           27.9      9,897,263           25.6

TOTAL                                                       47,407,066          100.0     38,658,591          100.0

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

b)   CREDIT CONCENTRATION

                                                        12/31/2004                    12/31/2003
                                                ---------------------------   ---------------------------
                                                                  % OF                          % OF
LOAN, LEASING AND OTHER CREDIT OPERATIONS (*)       RISK          TOTAL           RISK          TOTAL
---------------------------------------------   ------------   ------------   ------------   ------------
Largest debtor                                       591,763            1.1        794,697            1.8
20 largest debtors                                 6,601,033           12.4      8,274,125           18.6
50 largest debtors                                11,290,715           21.2     12,809,628           28.7
100 largest debtors                               15,403,588           28.9     16,791,375           37.7

                                                        12/31/2004                    12/31/2003
LOAN, LEASING AND OTHER CREDIT OPERATIONS       ---------------------------   ---------------------------
AND MARKETABLE SECURITIES OF COMPANIES AND                        % OF                          % OF
FINANCIAL INSTITUTIONS (*)                          RISK          TOTAL           RISK          TOTAL
---------------------------------------------   ------------   ------------   ------------   ------------
Largest debtor                                     1,029,884            1.6        921,587            1.7
20 largest debtors                                11,878,550           18.2     11,384,846           21.4
50 largest debtors                                18,501,759           28.3     17,929,530           33.7
100 largest debtors                               24,229,448           37.0     22,993,368           43.3

(*)  The amounts include endorsements and sureties.

c) ALLOWANCE FOR LOAN LOSSES

                                                  01/01 TO        01/01 TO
                                                 12/31/2004      12/31/2003
                                                ------------    ------------
Opening balance                                   (3,162,967)     (3,172,145)
Balance from institutions acquired                   (59,395)        (87,832)
Extraordinary result (1)                                   -        (101,252)
Net increase for the year                         (1,581,638)     (2,207,022)
Write-Offs (2)                                     1,750,445       2,405,284
Closing balance                                   (3,053,555)     (3,162,967)
  Specific allowance (3)                          (1,043,784)     (1,136,733)
  Generic allowance (4)                           (1,009,771)     (1,120,234)
  Additional allowance (5)                        (1,000,000)       (906,000)

(1) At December 31, 2003, including the additional provision for institutions acquired.
(2) Including additional write-offs on the allowance for loan losses, for operations that management considers as having realization expectation in long-term.
(3) For operations with past due installments of over 14 days or owned by companies which are under administration or bankruptcy.
(4) For operations not covered by the previous item due to the classification of the client or operation.
(5) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

     Note: The specific and generic allowances reflect the effects of a supplementary allowance totaling R$ 221,180 (R$ 193,710 at 12.31.2003) as it does not consider the option established by article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697/2000, that the loan transactions with clients whose total liability is below R$ 50 (Fifty thousand reais), could be determined based only on the overdue amounts.

     At December 31, 2004, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 6.4% (8.2% at 12/31/2003).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

D)   RECOVERY AND RENEGOTIATION OF CREDITS

     I - COMPOSITION OF EXPENSES OF ALLOWANCE FOR LOAN LOSSES

                                                                             01/01 to      01/01 to
                                                                            12/31/2004    12/31/2003
                                                                            ----------    ----------
Net increase for the period                                                 (1,581,638)   (2,207,022)
Recoveries                                                                     654,388       569,340
  Renegotiation                                                                134,685       108,219
  Receipt                                                                      519,703       461,121
Expense of allowance for loan losses                                          (927,250)   (1,637,682)

II - RENEGOTIATED CREDITS

                                                                            12/31/2004    12/31/2003
                                                                            ----------    ----------
Renegotiated credits                                                           858,133       945,351
Allowance for loan losses                                                     (345,591)     (385,493)
(%)                                                                               40.3          40.8

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

                                                                            12/31/2004    12/31/2003
                                                                            ----------    ----------
ASSETS - OTHER RECEIVABLES                                                   9,159,294     7,525,531
  Exchange purchase pending settlement - foreign currency (*)                4,438,399     3,294,196
  Foreign currency bills exchange and term document - foreign currency           2,742         7,566
  Exchange sale rights - local currency                                      4,823,012     4,318,500
  (-) Advances received - local currency                                      (104,859)      (94,731)
LIABILITIES - OTHER LIABILITIES                                              9,405,346     7,785,305
  Exchange sales pending settlement - foreign currency                       4,744,202     4,448,119
  Exchange purchase liabilities - local currency (*)                         4,656,100     3,330,472
  Other                                                                          5,044         6,714
MEMORANDUM ACCOUNTS                                                             60,950       142,300
  Outstanding import credits - foreign currency                                 44,371       119,179
  Confirmed export credits - foreign currency                                   16,579        23,121

(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7 aI).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a) SUMMARY

                                                                                        12/31/2004
                                                        ---------------------------------------------------------------------------
                                                           0-30        31-180      181-365      OVER 365      TOTAL          %
                                                        ----------   ----------   ----------   ----------   ----------   ----------
Deposits                                                35,203,111    3,131,189    2,299,443    1,396,087   42,029,830         53.3
Money market                                             7,127,540    2,623,957      753,962    5,592,959   16,098,418         20.4
Funds from acceptance and issuance of securities            37,769      838,381      449,127    2,105,686    3,430,963          4.4
Borrowings and onlendings                                  986,648    2,639,373    2,105,357    4,786,588   10,517,966         13.4
Securitization of payment orders abroad                          -      271,013      255,697    1,376,317    1,903,027          2.4
Subordinated debts                                               -       67,456            -    4,697,884    4,765,340          6.1
                                                        ----------   ----------   ----------   ----------   ----------   ----------
TOTAL                                                   43,355,068    9,571,369    5,863,586   19,955,521   78,745,544
% per maturity date                                           55.1         12.2          7.4         25.3
                                                        ----------   ----------   ----------   ----------   ----------
TOTAL - 12/31/2003                                      39,638,725   13,559,134    5,475,814   18,471,520   77,145,193
% per maturity date                                           51.4         17.6          7.1         23.9

                                                               12/31/2003
                                                        -----------------------
                                                          TOTAL          %
                                                        ----------   ----------
Deposits                                                36,697,680         47.6
Money market                                            16,932,209         21.9
Funds from acceptance and issuance of securities         3,758,627          4.9
Borrowings and onlendings                               12,968,166         16.8
Securitization of payment orders abroad                  1,974,940          2.6
Subordinated debts                                       4,813,571          6.2
                                                        ----------   ----------
TOTAL                                                   77,145,193
% per maturity date

TOTAL - 12/31/2003
% per maturity date

b) DEPOSITS

                                                                                        12/31/2004
                                                        ---------------------------------------------------------------------------
                                                           0-30        31-180       181-365     OVER 365      TOTAL          %
                                                        ----------   ----------   ----------   ----------   ----------   ----------
Demand deposits                                         11,005,716            -            -            -   11,005,716         26.2
Savings accounts                                        19,197,331            -            -            -   19,197,331         45.7
Interbank                                                  431,092      183,763       32,342            -      647,197          1.5
Time deposits                                            4,418,374    2,947,426    2,267,101    1,396,087   11,028,988         26.2
Other deposits                                             150,598            -            -            -      150,598          0.4
                                                        ----------   ----------   ----------   ----------   ----------   ----------
TOTAL                                                   35,203,111    3,131,189    2,299,443    1,396,087   42,029,830
% per maturity date                                           83.8          7.4          5.5          3.3
                                                        ----------   ----------   ----------   ----------   ----------
TOTAL - 12/31/2003                                      31,737,784    2,260,060    1,291,664    1,408,172   36,697,680
% per maturity date                                           86.5          6.2          3.5          3.8

                                                             12/31/2003
                                                        -----------------------
                                                           TOTAL         %
                                                        ----------   ----------
Demand deposits                                          9,672,280         26.4
Savings accounts                                        17,667,397         48.1
Interbank                                                1,208,249          3.3
Time deposits                                            8,149,754         22.2
Other deposits                                                   -          0.0
                                                        ----------   ----------
TOTAL                                                   36,697,680
% per maturity date

TOTAL - 12/31/2003
% per maturity date

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

c) MONEY MARKET

                                                                                       12/31/2004
                                                        ---------------------------------------------------------------------------
                                                           0-30        31-180       181-365     OVER 365      TOTAL          %
                                                        ----------   ----------   ----------   ----------   ----------   ----------
Own portfolio                                              822,746    2,623,957      753,962    5,592,959    9,793,624         60.8
  Public securities                                         34,938      218,039          555            -      253,532          1.6
  Private securities                                             -      186,256            -            -      186,256          1.2
  Own issue                                                427,249    2,218,629      752,999    5,541,247    8,940,124         55.5
  Foreign                                                  360,559        1,033          408       51,712      413,712          2.6
Third-parties' portfolio                                 6,097,387            -            -            -    6,097,387         37.9
Free portfolio                                             207,407            -            -            -      207,407          1.3
                                                        ----------   ----------   ----------   ----------   ----------   ----------
TOTAL                                                    7,127,540    2,623,957      753,962    5,592,959   16,098,418
% per maturity date                                           44.3         16.3          4.7         34.7
                                                        ----------   ----------   ----------   ----------
TOTAL - 12/31/2003                                       6,824,152    5,986,863      716,713    3,404,481   16,932,209
% per maturity date                                           40.3         35.4          4.2         20.1

                                                              12/31/2003
                                                        -----------------------
                                                          TOTAL           %
                                                        ----------   ----------
Own portfolio                                            8,839,348         52.2
  Public securities                                        681,977          4.0
  Private securities                                             -          0.0
  Own issue                                              7,114,395         42.0
  Foreign                                                1,042,976          6.2
Third-parties' portfolio                                 5,663,156         33.4
Free portfolio                                           2,429,705         14.3
                                                        ----------   ----------
TOTAL                                                   16,932,209        100.0
% per maturity date

TOTAL - 12/31/2003
% per maturity date

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

d) FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES

                                                                                       12/31/2004
                                                        ---------------------------------------------------------------------------
                                                           0-30        31-180       181-365     OVER 365      TOTAL          %
                                                        ----------   ----------   ----------   ----------   ----------   ----------
MORTGAGE BILLS                                               1,130          326            -            -        1,456          0.0
DEBENTURES                                                       -            -            -            -            -            -
LIABILITIES FOR SECURITIES ABROAD                           36,639      838,055      449,127    2,105,686    3,429,507        100.0
  Trade Related - Issued overseas                                -       22,984           75       63,775       86,834          2.6
                                                        ----------   ----------   ----------   ----------   ----------   ----------
    Bankers Acceptance                                           -       22,804            -            -       22,804          0.7
    Fixed Rate Notes                                             -          180           75       63,775       64,030          1.9
  Non-Trade Related                                         36,639      815,071      449,052    2,041,911    3,342,673         97.4
                                                        ----------   ----------   ----------   ----------   ----------   ----------
    Issued in Brazil                                         6,370       22,499        1,120      543,377      573,366         16.7
      Commercial Paper                                           -            -            -            -            -            -
      Fixed Rate Notes                                       6,370       22,499        1,120      543,377      573,366         16.7
    Issued overseas                                         30,269      792,572      447,932    1,498,534    2,769,307         80.7
      Brazil Risk Note Programme                            14,082       83,221       99,925      234,822      432,050         12.6
      Euro CD                                               10,863       52,403       18,977            -       82,243          2.4
      Euro Medium Term Note Programme                        5,324       81,794      258,963       18,694      364,775         10.6
      Euronotes                                                  -      115,883            -            -      115,883          3.4
      Fixed Rate Notes                                           -      459,271       36,657    1,245,018    1,740,946         50.7
      Note Programme                                             -            -       33,410            -       33,410          1.0
                                                        ----------   ----------   ----------   ----------   ----------   ----------
TOTAL                                                       37,769      838,381      449,127    2,105,686    3,430,963
% per maturity date                                            1.1         24.4         13.1         61.4
                                                        ----------   ----------   ----------   ----------   ----------
TOTAL - 12/31/2003                                          72,014    1,047,368      510,126    2,129,119    3,758,627
% per maturity date                                            1.9         27.9         13.6         56.6

                                                              12/31/2003
                                                        -----------------------
                                                          TOTAL          %
                                                        ----------   ----------
MORTGAGE BILLS                                             172,053          4.6
DEBENTURES                                                 562,111         15.1
LIABILITIES FOR SECURITIES ABROAD                        3,024,463         80.3
  Trade Related - Issued overseas                           14,892          0.4
                                                        ----------   ----------
    Bankers Acceptance                                      14,892          0.4
    Fixed Rate Notes                                             -            -
  Non-Trade Related                                      3,009,571         79.9
                                                        ----------   ----------
    Issued in Brazil                                        99,118          2.6
      Commercial Paper                                       3,585          0.1
      Fixed Rate Notes                                      95,533          2.5
    Issued overseas                                      2,910,453         77.3
      Brazil Risk Note Programme                            31,486          0.8
      Euro CD                                              273,805          7.2
      Euro Medium Term Note Programme                      773,358         20.6
      Euronotes                                            842,504         22.4
      Fixed Rate Notes                                     954,391         25.4
      Note Programme                                        34,909          0.9
                                                        ----------   ----------
TOTAL                                                    3,758,627
% per maturity date
TOTAL - 12/31/2003
% per maturity date

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

e)   BORROWINGS AND ONLENDINGS

                                                                                     12/31/2004
                                                        ---------------------------------------------------------------------------
                                                           0-30        31-180      181-365      OVER 365      TOTAL          %
                                                        ----------   ----------   ----------   ----------   ----------   ----------
BORROWINGS                                                 800,676    1,843,039    1,535,634    1,811,829    5,991,178         57.0
                                                        ----------   ----------   ----------   ----------   ----------   ----------
  Local                                                     51,291      182,287          617        5,733      239,928          2.3
  Foreign (*)                                              749,385    1,660,752    1,535,017    1,806,096    5,751,250         54.7
ONLENDINGS                                                 185,972      796,334      569,723    2,974,759    4,526,788         43.0
                                                        ----------   ----------   ----------   ----------   ----------   ----------
  Local onlendings - official institutions                 127,128      796,334      544,764    2,974,759    4,442,985         42.2
     BNDES                                                  62,187      311,099      351,377    2,124,918    2,849,581         27.1
     FINAME                                                 22,599      347,690      148,076      820,502    1,338,867         12.7
     Other                                                  42,342      137,545       45,311       29,339      254,537          2.4
  Interbank                                                 58,844            -       24,959            -       83,803          0.8
                                                        ----------   ----------   ----------   ----------   ----------   ----------
TOTAL                                                      986,648    2,639,373    2,105,357    4,786,588   10,517,966
% per maturity date                                            9.4         25.1         20.0         45.5
                                                        ----------   ----------   ----------   ----------   ----------
TOTAL - 12/31/2003                                       1,004,775    4,105,508    2,841,402    5,016,481   12,968,166
% per maturity date                                            7.7         31.7         21.9         38.7

                                                              12/31/2003
                                                        -----------------------
                                                          TOTAL          %
                                                        ----------   ----------
BORROWINGS                                               8,480,234         65.4
                                                        ----------   ----------
  Local                                                    371,811          2.9
  Foreign (*)                                            8,108,423         62.5
ONLENDINGS                                               4,487,932         34.6
                                                        ----------   ----------
  Local onlendings - official institutions               4,458,473         34.4
     BNDES                                               2,936,771         22.7
     FINAME                                              1,285,810          9.9
     Other                                                 235,892          1.8
  Interbank                                                 29,459          0.2
                                                        ----------   ----------
TOTAL                                                   12,968,166
% per maturity date

TOTAL - 12/31/2003
% per maturity date

(*) Foreign borrowings are basically represented by investments in foreign trade transactions related to export pre-financing and import financing.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

f)   SECURITIZATION OF PAYMENT ORDERS ABROAD

     Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

                                                                            12/31/2004
                                                        -------------------------------------------------
                                                          31-180       181-365     OVER 365      TOTAL
                                                        ----------   ----------   ----------   ----------
Securitization of payment orders abroad                    271,013      255,697    1,376,317    1,903,027
% per maturity date                                           14.3         13.4         72.3
                                                        ----------   ----------   ----------   ----------
TOTAL - 12/31/2003                                          82,514      115,909    1,776,517    1,974,940
% per maturity date                                            4.1          5.9         90.0

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

g) SUBORDINATED DEBT

     Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837 of 05/30/2001, are as follows:

                                                                           12/31/2004                             12/31/2003
                                                        -------------------------------------------------   -----------------------
                                                          31-180      OVER 365      TOTAL          %          TOTAL          %
                                                        ----------   ----------   ----------   ----------   ----------   ----------
CDB (1)                                                      3,472    1,780,198    1,783,670         37.4    1,653,439         34.4
Debentures (2)                                              28,291      600,000      628,291         13.2      635,462         13.2
Euronotes (3)                                               29,330    1,274,316    1,303,646         27.4    1,381,691         28.7
Redeemable preferred shares (4)                              6,363    1,043,370    1,049,733         22.0    1,142,979         23.7
                                                        ----------   ----------   ----------   ----------   ----------   ----------
TOTAL                                                       67,456    4,697,884    4,765,340                 4,813,571
% per maturity date                                            1.4         98.6
                                                        ----------   ----------   ----------
TOTAL - 12/31/2003                                          76,821    4,736,750    4,813,571
% per maturity date                                            1.6         98.4

(1) Bank Deposit Certificates:
     - issued on 12/23/2002, with nominal value of R$ 850,000, with maturity date on 12/23/2009 and paying interest semiannually at the average Interbank Deposit rate plus 0.87% p.a.;
     - issued on 02/26/2003, with nominal value of R$ 673,103, with maturity date on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.

(2) Non-convertible debentures:
     - issued on 09/01/2001, with nominal value of R$ 600,000, with maturity date on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit
          (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.

(3) Euronotes:
     - issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;
     - issued on 08/13/2001, in the amount of (Y) 30,000,000 thousand (US$ 244,938 thousand), also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;
     - issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.

(4) Redeemable preferred shares:
     - issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,099 thousand, with maturity date on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 10 - INSURANCE, LIFE INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)   COMPOSITION OF THE TECHNICAL PROVISIONS

                                                        12/31/2004   12/31/2003
                                                        ----------   -----------
Insurance                                                1,124,416      984,916
  Unearned premiums                                        615,986      520,453
  Unsettled claims                                         334,100      319,766
  IBNR                                                     142,999      121,157
  Elapsed risks                                             18,209        8,179
  Mathematical reserve - Insurance                          13,122       15,361

Life insurance and pension plan                          8,853,863    5,727,130
  Unearned premiums                                        217,123      191,290
  Unsettled claims                                          31,792       32,592
  IBNR                                                      40,078       27,376
  Mathematical reserve - benefits to be granted          8,172,714    5,213,348
  Mathematical reserve - benefits granted                   71,017       44,783
  Financial surplus                                        172,013      127,799
  Financial fluctuation                                     85,026       65,073
  Risk fluctuation                                          11,225        3,525
  Insuficient contributions (*)                             43,707       10,638
  Redemption and other unregularized amounts                 7,490        8,739
  Unexpired risks                                            1,236        1,154
  Unsettled benefits                                           442          813

Capitalization                                           1,044,794      977,071
  Mathematical reserve for redemptions                     949,617      871,434
  Contingencies                                             80,910       90,213
  Prizes                                                    14,267       15,424
TOTAL                                                   11,023,073    7,689,117

(*) Recorded based on actuarial evaluation in sufficient amount for the settlement of obligations .

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

b)   GUARANTOR RESOURCES OF TECHNICAL PROVISION - SUSEP

                                                                                      LIFE INSURANCE
                                                               INSURANCE             AND PENSION PLAN            CAPITALIZATION
                                                        -----------------------   -----------------------   -----------------------
                                                        12/31/2004   12/31/2003   12/31/2004   12/31/2003   12/31/2004   12/31/2003
                                                        ----------   ----------   ----------   ----------   ----------   ----------
Short-term interbank deposits - Money market                30,176      185,036       69,232            -      103,238      144,476
Securities and derivative financial instruments            814,521      596,360    8,618,325    5,681,113      956,495      859,323
  PGBL/VGBL fund quotas (1)                                      -            -    6,917,731    4,110,931            -            -
  Other securities                                         814,521      596,360    1,700,594    1,570,182      956,495      859,323
    Public                                                 200,469      146,593      950,857      187,218      124,112      102,772
    Private                                                614,052      449,767      749,737    1,382,964      832,383      756,551
Credit rights (2)                                          250,519      223,367      180,720      148,744            -            -
Properties                                                  40,488       45,877            -            -            -            -
TOTAL                                                    1,135,704    1,050,640    8,868,277    5,829,857    1,059,733    1,003,799


                                                                TOTAL
                                                        -----------------------
                                                        12/31/2004   12/31/2003
                                                        ----------   ----------
Short-term interbank deposits - Money market               202,646      329,512
Securities and derivative financial instruments         10,389,341    7,136,796
  PGBL/VGBL fund quotas (1)                              6,917,731    4,110,931
  Other securities                                       3,471,610    3,025,865
    Public                                               1,275,438      436,583
    Private                                              2,196,172    2,589,282
Credit rights (2)                                          431,239      372,111
Properties                                                  40,488       45,877
TOTAL                                                   11,063,714    7,884,296

(1) PGBL and VGBL pension plan portfolio, which ownership and embedded risks are from customer's responsibility recorded as marketable securities, according to the SUSEP accounts plan, as a contra entry to liabilities in the Pension Plan Technical Provisions account.
(2)  Recorded under Other receivables - Insurance premiums receivable.

c) RESULT OF OPERATIONS

                                                                                      LIFE INSURANCE
                                                               INSURANCE             AND PENSION PLAN            CAPITALIZATION
                                                        -----------------------   -----------------------   -----------------------
                                                         01/01 to     01/01 to     01/01 to     01/01 to     01/01 to     01/01 to
                                                        12/31/2004   12/31/2003   12/31/2004   12/31/2003   12/31/2004   12/31/2003
                                                        ----------   ----------   ----------   ----------   ----------   ----------
Premiums and contributions                               1,662,472    1,420,008    3,714,628    2,766,396      855,795      821,717
Changes in technical provisions                           (103,996)     (93,520)  (2,207,918)  (1,861,603)    (645,491)    (622,396)
Expenses with claims                                    (1,008,067)    (860,137)     (88,656)     (80,453)           -            -
Selling expenses                                          (282,953)    (229,858)     (23,004)     (26,547)           -            -
Expenses with benefits and redemptions                           -            -   (1,143,843)    (565,970)           -            -
Other income and expenses                                   57,020       82,382       (5,249)      (2,774)           -            -
Result of Insurance, Life Insurance and
 Pension Plan and Capitalization Opera1                    324,476      318,875      245,958      229,049      210,304      199,321


                                                                TOTAL
                                                        -----------------------
                                                         01/01 to     01/01 to
                                                        12/31/2004   12/31/2003
                                                        ----------   ----------
Premiums and contributions                               6,232,895    5,008,121
Changes in technical provisions                         (2,957,405)  (2,577,519)
Expenses with claims                                    (1,096,723)    (940,590)
Selling expenses                                          (305,957)    (256,405)
Expenses with benefits and redemptions                  (1,143,843)    (565,970)
Other income and expenses                                   51,771       79,608
Result of Insurance, Life Insurance and
 Pension Plan and Capitalization Opera1                    780,738      747,245

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 11 - PROVISIONS AND CONTINGENT LIABILITIES

ITAU HOLDING and its subsidiaries are involved, in the ordinary course of business, in legal actions involving labor, civil, and tax and social security contingencies, filed to challenge escalation indices, labor claims, property damage and pain and suffering, and tax questioning actions. Labor contingencies result from labor claims filed by former employees and trade unions to claim alleged labor rights grounded on labor legislation specific to the related profession. Civil contingencies are basically derived from civil actions filed by third parties demanding compensation for property damage and pain and suffering based on a number of reasons, such as wrongful protest of notes, return of checks, and inclusion of information in credit protection registry, and most of these actions are filed in the Small Claims Court and are therefore limited to 40 minimum wages.

The table below shows the changes in and the related provisions for contingencies:

                                                                         01/01 TO 12/31/2004
                                                        ----------------------------------------------------
                                                          LABOR         CIVIL         OTHER         TOTAL
                                                        ----------    ----------    ----------    ----------
Opening balance                                          1,082,684       485,466       219,434     1,787,584
Balance resulting from the acquisition of investments       11,848        27,824             -        39,672
Foreign exchange differences                                     -             -        (6,973)       (6,973)
Net provision (1)                                          213,663       335,286        59,649       608,598
Payments                                                  (265,570)     (120,979)      (38,119)     (424,668)
Closing balance (2)                                      1,042,625       727,597       233,991     2,004,213
                                                        ----------    ----------    ----------    ----------
Escrow deposits at 12/31/2004 (3)                          514,355       150,264             -       664,619
                                                        ==========    ==========    ==========    ==========

(1)  Note 12d and g; (2) Note 12b; (3) Note 12a.

The Provisions for Tax and Social Security Contingencies and the related escrow deposits are shown in note 14c III and IV.

ITAU HOLDING and its subsidiaries are not involved in any other administrative proceedings or lawsuits which might significantly affect their operations in case of an unfavorable sentence.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 12 - OTHER ACCOUNTS

a)   OTHER SUNDRY RECEIVABLES

                                                                          12/31/2004     12/31/2003
                                                                         ------------   ------------
Tax credits (1)                                                             3,326,149      3,805,575
Social contribution to be offset (1)                                        1,277,434      1,341,278
Taxes and contributions to offset                                           1,048,617      1,224,705
Escrow deposits in guarantee for provisions for contingent liabilities      2,068,976      1,842,919
                                                                         ------------   ------------
    Tax and social security appeals (2)                                     1,404,357      1,278,841
    Labor appeals (3)                                                         514,355        429,250
    Civil appeals (3)                                                         150,264        134,828
Deposits in guarantee for foreign fund raising program                        497,854        313,072
Sundry domestic debtors                                                       207,073        195,890
Sundry foreign debtors                                                        150,439        110,310
Options for tax incentives                                                     62,266         46,369
Amounts receivable - Ordinance 441/04 (4)                                     121,390              -
Recoverable payments                                                           73,326         26,058
Salary advances                                                                51,192         43,645
Amounts receivable from related companies                                      36,605         37,616
Other                                                                         305,310        190,315
Total                                                                       9,226,631      9,177,752

(1)  Note 14b I; (2) Note 14c IV; (3) Note 11; (4) Note 22h.

At ITAU HOLDING, other Sundry Receivables basically consist of tax credits - R$ 134,948 (R$ 385 at 12/31/2003) and taxes and contributions to offset - R$ 55,560 (R$ 13,800 at 12/31/2003).

b)   OTHER SUNDRY LIABILITIES

                                                                          12/31/2004     12/31/2003
                                                                         ------------   ------------
Provisions for contingent liabilities (1)                                   2,004,213      1,787,584
                                                                         ------------   ------------
    Labor liabilities                                                       1,042,625      1,082,684
    Civil lawsuits                                                            727,597        485,466
    Other                                                                     233,991        219,434
Provision for personnel                                                       309,349        288,043
Provision for sundry payments                                                 548,286        358,794
Liabilities for official agreements and rendering of payment services          87,545        226,083
Sundry creditors - local                                                      278,391        352,915
Sundry creditors - foreign                                                    254,434        165,389
Agreement and rendering services AOLA (2)                                     177,751        267,131
Liabilities for purchase of assets and rights                                  68,273         78,587
Related to insurance companies                                                220,586        126,173
Provision to cover actuarial deficit (3)                                       27,089         27,094
Amounts payable to related companies                                           78,017         65,670
Creditors for resources to be released                                         27,547         24,839
Funds from consortia members                                                   73,952         59,696
Investment accounts payable - AGF                                                   -        119,799
Other                                                                           7,613         16,356
Total                                                                       4,163,046      3,964,153

(1)  Note 11; (2) Note 21; (3) Note 20c.

At ITAU HOLDING,Other SundryLiabilities basically consist ofamounts payablerelated toacquisition of investment - R$ 175,351 (R$ 117 at 12/31/2003).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

c)   BANKING SERVICES FEES

                                                                           01/01 TO       01/01 TO
                                                                          12/31/2004     12/31/2003
                                                                         ------------   ------------
Funds management                                                            1,411,412      1,320,220
                                                                         ------------   ------------
    Funds management fees                                                   1,335,951      1,268,538
    Income from management of consortium                                       75,461         51,682
Current account services                                                    1,230,073      1,001,933
                                                                         ------------   ------------
Credit cards                                                                1,162,013        965,171
                                                                         ------------   ------------
    Annual fees                                                               356,241        337,684
    Other services                                                            805,772        627,487
Credit operations and guarantees provided                                     915,676        653,395
                                                                         ------------   ------------
    Credit operations                                                         813,538        546,070
    Guarantees provided                                                       102,138        107,325
Collection services                                                           866,398        698,634
                                                                         ------------   ------------
    Collection fees                                                           367,770        326,702
    Collection services (1)                                                   304,845        159,383
    Interbank charges (securities, checks and wire)                           193,783        212,549
Other                                                                         579,714        481,816
                                                                         ------------   ------------
    Income from consultation to Serasa                                        141,914        117,586
    Income from brokerage                                                      95,892         47,014
    Income from custody services and management of portfolio                   41,111         36,602
    Foreign exchange services                                                  33,842         29,645
    Other services                                                            266,955        250,969
Total                                                                       6,165,286      5,121,169

(1)  Note 22h.

d)   PERSONNEL EXPENSES

                                                                           01/01 TO       01/01 TO
                                                                          12/31/2004     12/31/2003
                                                                         ------------   ------------
Remuneration                                                                1,881,220      1,678,400
Charges                                                                       582,785        517,236
Social benefits                                                               477,135        438,751
Training                                                                       48,094         44,219
Subtotal                                                                    2,989,234      2,678,606
Employee resignation and labor claims                                         305,192        439,975
Special/sole allowance                                                         25,205         55,617
Total                                                                       3,319,631      3,174,198

e)   OTHER ADMINISTRATIVE EXPENSES

                                                                           01/01 TO       01/01 TO
                                                                          12/31/2004     12/31/2003
                                                                         ------------   ------------
Data processing and telecommunication                                       1,077,301      1,045,396
Depreciation and amortization                                                 603,958        606,827
Facilities                                                                    553,317        527,555
Third-party services                                                          659,591        575,933
Financial system services                                                     323,466        304,845
Advertising, promotions and publications                                      305,259        288,398
Transportation                                                                184,872        189,774
Materials                                                                     143,223        144,897
Security                                                                      127,629        126,004
Legal                                                                          65,147         56,563
Travel expenses                                                                45,548         39,777
Other                                                                         200,078        213,667
Total                                                                       4,289,389      4,119,636

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

f)   OTHER OPERATING INCOME

                                                                           01/01 TO       01/01 TO
                                                                          12/31/2004     12/31/2003
                                                                         ------------   ------------
Reversal of operating provisions                                               52,765        101,688
Equity result in subsidiaries, not derived from net income                     25,543         42,818
Recovery of charges and expenses                                               67,002         52,060
Net exchange variation on assets and liabilities of overseas companies         35,099              -
Other                                                                         134,686         85,098
Total                                                                         315,095        281,664

g)   OTHER OPERATING EXPENSES

                                                                           01/01 TO       01/01 TO
                                                                          12/31/2004     12/31/2003
                                                                         ------------   ------------
Provision for contingencies                                                   533,954        620,993
                                                                         ------------   ------------
  Tax                                                                         139,019        266,023
  Civil claims (1)                                                            335,286        205,667
  Other (1)                                                                    59,649        149,303
Sales - Credits cards                                                         210,592        163,796
Losses                                                                         82,763        105,516
Charges on taxes                                                               36,564         43,772
Net exchange variation on assets and liabilities of overseas companies              -         66,657
Other                                                                         300,393        271,651
Total                                                                       1,164,266      1,272,385

(1)  Note 11.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 13 - EXTRAORDINARY RESULT

     In order to allow the adequate analysis of the financial statements for the year, the amount of R$ 1,094,423 was recorded in Extraordinary Result, net of the corresponding taxes, as follows:

Amortization of investments goodwill                                       (1,246,623)
    Related to agreement and partnerships (1)                              (1,398,917)
    BPI - SIC (Sociedade Independente de Comunicacao S.A.) and others         (13,101)
    Tax effects                                                               165,395
Other (2)                                                                     152,200
                                                                         ------------
TOTAL                                                                      (1,094,423)
                                                                         ============

(1)  Note 1;
(2) Represented basically by Favorable Decisions in Administrative/Judicial Lawsuits and Realization of Taxes on Interest in the Funding of Long-term External Resources and guarantees of participations acquired.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 14 - TAXES

a)   COMPOSITION OF EXPENSES WITH TAXES AND CONTRIBUTIONS

     I) We show below the Income Tax and Social Contribution due on the operations for the year and on temporary differences arising from additions and exclusions:

                                                                                          01/01 TO        01/01 TO
                                                                                         12/31/2004      12/31/2003
                                                                                        ------------    ------------
                     DUE ON OPERATIOS FOR THE YEAR

Income before income tax and social contribution                                           7,370,923       5,608,117
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (*)
 respectively                                                                             (2,506,114)     (1,906,760)

INCREASE/DECREASE TO INCOME TAX AND SOCIAL CONTRIBUTION CHARGES ARISING FROM:

Permanent (Inclusions) Exclusions                                                            583,585         269,716
  Investments in affiliates                                                                   26,848           8,333
  Foreign exchange variation of overseas investments                                          32,492        (157,140)
  Interest on own capital                                                                    469,438         376,324
  Non-deductible provisions and other                                                         54,807          42,199

Temporary (Inclusions) Exclusions                                                            345,514        (120,089)
  Allowance for loan losses                                                                  266,344        (155,984)
  Excess (Insufficiency) of Depreciation                                                     124,186         (12,990)
  Adjustment to market value of securities for negotiation and derivative financial
   instruments                                                                                75,582         212,616
  Labor provisions, civil and tax contingencies and other                                   (120,598)       (163,731)
(Increase) Offset on tax losses/Negative social contribution basis                           111,976         137,757
Expenses with Income Tax and Social Contribution                                          (1,465,039)     (1,619,376)
                                                                                        ============    ============
                     RELATED TO TEMPORARY DIFFERENCES
  Increase (reversal) for the period                                                        (464,679)        (36,354)
  Prior periods increase (reversal)                                                         (161,904)         69,037
Income (expenses) of deferred taxes                                                         (626,583)         32,683
                                                                                        ------------    ------------
Total income tax and social contribution                                                  (2,091,622)     (1,586,693)
                                                                                        ============    ============

     In ITAU HOLDING income tax and social contribution related to temporary differences is mainly represented by the inclusion of provision for interest on own capital.

     II) Composition of tax expenses:

                                                                                          01/01 TO        01/01 TO
                                                                                         12/31/2004      12/31/2003
                                                                                        ------------    ------------
  PIS and COFINS                                                                            (992,373)       (762,114)
  ISS                                                                                       (191,086)       (151,535)
  Tax on Bank Account Outflows                                                              (168,386)       (141,871)
  Other                                                                                      (73,365)        (62,720)
                                                                                        ------------    ------------
Total (*)                                                                                 (1,425,210)     (1,118,240)
                                                                                        ============    ============

       (*) According to note 4 I.

     In ITAU HOLDING, the tax expense is basically comprised of PIS and COFINS in the amount of R$ 53,639 (R$ 45,306 from 01/01 to 12/31/2003) and CPMF in the amount of R$ 4,188 (R$ 1,076 from 01/01 to 12/31/2003).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

b)   TAX CREDITS

     I) The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution) is represented as follows:

                                                                                           PROVISIONS                 TAX CREDITS
                                                                                ---------------------------------   ---------------
                                                                                   12/31/2003       12/31/2004         12/31/2003
                                                                                ---------------   ---------------   ---------------
Reflected in results                                                                                                      3,805,048
                                                                                                                    ---------------
Related to tax losses and negative social contribution                                                                      830,251
                                                                                                                    ---------------

Related to disbursed provisions                                                                                           1,571,349
                                                                                                                    ---------------
    Allowance for loan losses                                                                                             1,132,878
    Adjustment to market value of trading securities and
     derivative financial instruments (assets and liabilities) (1)                                                           46,334
    Allowance for real estate                                                                                                48,695
    Other                                                                                                                   343,442

Related to non-disbursed provisions (2)                                               4,683,127         5,262,550         1,403,448
                                                                                ---------------   ---------------   ---------------
    Related to the operation                                                          3,232,127         3,862,550           928,435
                                                                                ---------------   ---------------   ---------------
      Interest on own capital                                                           115,196           415,707             5,167
      Tax and social security contingencies                                           1,089,145         1,242,752           271,437
      Labor contingencies                                                               984,768           903,732           307,161
      Civil Lawsuits                                                                    497,283           675,953           155,925
      Other                                                                             545,735           624,406           188,745

Related to provisions in excess in relation to the minimum
 required not disbursed                                                               1,451,000         1,400,000           475,013
                                                                                ---------------   ---------------   ---------------
  Allowance for loan losses                                                             906,000         1,000,000           289,713
  Adjustment to market value of trading securities and
   derivative financial instruments (assets and liabilities) (1)                        545,000           400,000           185,300

Reflected in stockholders' equity - adjustment to market value of
 securities available for sale (1)                                                                                              527

Total                                                                                 4,683,127         5,262,550         3,805,575
                                                                                ===============   ===============   ===============
Social Contribution to Offset arising from Option foreseen in  article 8(a)
 of Provisional Measure 2158-35, of August 24, 2001.                                                                      1,341,278
                                                                                                                    ===============

                                                                                           TAX CREDITS
                                                                                ---------------------------------
                                                                                ACQUISITION OF      REALIZATION/
                                                                                  INVESTMENT         REVERSAL
                                                                                ---------------   ---------------
Reflected in results                                                                     85,043        (1,543,497)
                                                                                ---------------   ---------------
Related to tax losses and negative social contribution                                        -          (185,345)
                                                                                ---------------   ---------------

Related to disbursed provisions                                                          21,912          (948,892)
                                                                                ---------------   ---------------
    Allowance for loan losses                                                            21,912          (735,491)
    Adjustment to market value of trading securities and
     derivative financial instruments (assets and liabilities) (1)                            -           (46,334)
    Allowance for real estate                                                                 -           (15,706)
    Other                                                                                     -          (151,361)

Related to non-disbursed provisions (2)                                                  63,131          (409,260)
                                                                                ---------------   ---------------
    Related to the operation                                                             63,131          (223,960)
                                                                                ---------------   ---------------
      Interest on own capital                                                                 -            (5,167)
      Tax and social security contingencies                                              16,513            (3,145)
      Labor contingencies                                                                 3,108           (89,313)
      Civil Lawsuits                                                                      8,402           (20,641)
      Other                                                                              35,108          (105,694)

Related to provisions in excess in relation to the minimum
 required not disbursed                                                                       -          (185,300)
                                                                                ---------------   ---------------
  Allowance for loan losses                                                                   -                 -
  Adjustment to market value of trading securities and
   derivative financial instruments (assets and liabilities) (1)                              -          (185,300)

Reflected in stockholders' equity - adjustment to market value of
 securities available for sale (1)                                                            -              (527)

Total                                                                                    85,043        (1,544,024)
                                                                                ===============   ===============
Social Contribution to Offset arising from Option foreseen in  article 8(a)
 of Provisional Measure 2158-35, of August 24, 2001.                                                      (63,844)
                                                                                                  ===============
                                                                                          TAX CREDITS
                                                                                ---------------------------------
                                                                                     SET UP         12/31/2004
                                                                                ---------------   ---------------
Reflected in results                                                                    979,555         3,326,149
                                                                                ---------------   ---------------
Related to tax losses and negative social contribution                                        -           644,906
                                                                                ---------------   ---------------

Related to disbursed provisions                                                         555,301         1,199,670
                                                                                ---------------   ---------------
    Allowance for loan losses                                                           367,328           786,627
    Adjustment to market value of trading securities and
     derivative financial instruments (assets and liabilities) (1)                            -                 -
    Allowance for real estate                                                             8,161            41,150
    Other                                                                               179,812           371,893

Related to non-disbursed provisions (2)                                                 424,254         1,481,573
                                                                                ---------------   ---------------
    Related to the operation                                                            385,827         1,153,433
                                                                                ---------------   ---------------
      Interest on own capital                                                           134,151           134,151
      Tax and social security contingencies                                              35,831           320,636
      Labor contingencies                                                                58,669           279,625
      Civil Lawsuits                                                                     74,059           217,745
      Other                                                                              83,117           201,276

Related to provisions in excess in relation to the minimum
 required not disbursed                                                                  38,427           328,140
                                                                                ---------------   ---------------
  Allowance for loan losses                                                              38,427           328,140
  Adjustment to market value of trading securities and
   derivative
  financial instruments (assets and liabilities) (1)                                          -                 -

Reflected in stockholders' equity - adjustment to market value of
 securities available for sale (1)                                                            -                 -

Total                                                                                   979,555         3,326,149
                                                                                ===============   ===============
Social Contribution to Offset arising from Option foreseen in  article 8(a)
 of Provisional Measure 2158-35, of August 24, 2001.                                          -         1,277,434
                                                                                ===============   ===============

(1)  Note 2b.
(2) From a financial point of view, rather than recording the provision of R$ 5,262,550 (R$ 4,683,127 at 12/31/2003) and Tax Credits of R$ 1,481,573 (R$
     1,403,448 at 12/31/2003), only the net provisions of the corresponding tax effects should be considered, which would reduce the total Tax Credits to R$ 1,844,576 (R$ 2,402,127 at 12/31/2003).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

     II) The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/01, existing at December 31, 2004, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

                                            TAX CREDITS
                         ---------------------------------------------------        SOCIAL
                            TEMPORARY       TAX LOSS AND                       CONTRIBUTION TO
      REALIZATION YEAR     DIFFERENCES     NEGATIVE BASIS         TOTAL            OFFSET
     -----------------   ---------------   ---------------   ---------------   ---------------
           2005                1,290,531           391,141         1,681,672           160,846
           2006                  481,978           253,765           735,743           210,506
           2007                  351,165                 -           351,165           230,953
           2008                  211,064                 -           211,064           258,352
           2009                   57,293                 -            57,293           283,153
        after 2009               289,212                 -           289,212           133,624
           Total               2,681,243           644,906         3,326,149         1,277,434
                         ---------------   ---------------   ---------------   ---------------
     Present Value (*)         2,359,218           593,374         2,952,592         1,061,114
                         ===============   ===============   ===============   ===============

(*)  The average funding rate was used to determine the present value.

     The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

     Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis are not used as indications of future net income.

III) Unrecorded tax credits amount to R$ 334,388 (R$ 208,183 at 12/31/2003).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

c) TAXES AND SOCIAL SECURITY CONTRIBUTIONS AND DEPOSITS FOR INTERPOSITION OF TAX AND SOCIAL SECURITY RESOURCES

     I) The balance of Taxes and Social Security Contributions is represented as follows:

                                                                                12/31/2004      12/31/2003
                                                                               ------------    ------------
Taxes and contributions on income payable                                           392,885         362,521
Taxes and contributions payable                                                     349,466         523,320
Provision for deferred income tax and social contribution                           619,084         660,373
Provision for tax and social security contingencies                               2,482,474       2,063,685
                                                                               ------------    ------------
Total                                                                             3,843,909       3,609,899
                                                                               ============    ============

II) Change in Deferred Income Tax and Social Contribution

                                                                              REALIZATION /
                                                                12/31/2003      REVERSAL         SET UP       12/31/2004
                                                               ------------   -------------   ------------   ------------
Reflected in income and expense accounts                            364,355        (64,552)        172,301        472,104
  Depreciation in excess - Leasing                                  224,336         (3,340)        129,340        350,336
  Taxation on results abroad - Capital Gains                         67,614           (575)              -         67,039
  Revaluation reserve                                                 9,365           (685)              -          8,680
  Adjustment to market value of trading securities and
   derivative financial instruments (assets and liabilities)         59,584        (59,584)              -              -
  Other                                                               3,456           (368)         42,961         46,049
Reflected in stockholders' equity accounts -
 Adjustment to market value
 of securities available for sale (1)                               296,018       (149,038)              -        146,980
                                                               ------------   -------------   ------------   ------------
Total                                                               660,373       (213,590)        172,301        619,084
                                                               ============   =============   ============   ============

(1)  Note 2b.

III) Change in Tax and Social Security Contingencies

                                                                 01/01 TO       01/01 TO
                                                                12/31/2004     12/31/2003
                                                               ------------   -------------
Opening balance                                                   2,063,685       1,551,199
Balance from the acquisition of investment                           76,807         108,158
Change in the period reflected in results (*)                       365,454         436,949
                                                               ------------   -------------
  Charges on taxes                                                  108,157         162,276
  Net recognition                                                   271,776         315,720
  Write-offs through reversal                                       (14,479)        (41,047)
Payments                                                            (23,472)        (32,621)
Closing balance                                                   2,482,474       2,063,685

(*) Income and expenses which comprise the changes are allocated in the statement of income, income tax and social contribution, tax expenses and other operating income/expenses, in accordance with its nature. The reversal of the provision in 2003 was allocated in Extraordinary Result.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

IV) Change in Deposits for Interposition of Tax and Social Security Resources

                                                                 01/01 TO
                                                                12/31/2004
                                                               ------------
Opening balance                                                   1,278,841
Balance from the acquisition of investment                           30,207
Aproppriation of income (1)                                          47,846
Change in the period                                                 47,463
                                                               ------------
  Deposited                                                         403,045
  Calculations                                                     (334,851)
  Conversion into income                                            (20,731)
Closing balance                                                   1,404,357

(1)  Classified in extraordinary result.

d)   TAXES PAID OR PROVIDED FOR AND WITHHELD FROM CLIENTS

     We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on the financial intermediation:

                                               01/01 TO        01/01 TO
                                              12/31/2004      12/31/2003
                                             ------------    ------------
Taxes paid or provided for                      4,050,628       3,387,647
Taxes withheld and collected from clients       5,349,271       5,290,939
                                             ------------    ------------
Total                                           9,399,899       8,678,586
                                             ============    ============

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 15 - INVESTMENTS

a)   CHANGE OF INVESTMENTS - ITAU HOLDING

                                                                                            DIVIDENDS AND
                                                                                           INTEREST ON OWN      INTEREST IN
                                                         BALANCE AT                            CAPITAL          SUBSIDIARY
                      COMPANIES                          12/31/2003        ACQUISITION           (a)              COMPANY
----------------------------------------------------   ---------------   ---------------   ---------------    ---------------
Banco Itau S.A.                                              6,786,096            30,268        (1,171,312)         2,344,447
Banco Itau BBA S.A.                                          2,321,033           395,135          (391,318)           577,553(c)
Itaucard Financeira S.A. Credito, Financ. e
 Investimento                                    (b)         1,269,107                 -           (60,665)         1,095,978
Itau Seguros S.A.                                (b)           737,926                 -          (201,837)           517,749
Itau BBA Participacoes S.A.                                    660,226            24,755           (42,222)           123,940
Itau Corretora de Valores S.A.                   (b)            35,883             2,250           (18,913)            45,941

TOTAL                                                       11,810,271           452,408        (1,886,267)         4,705,608

                                                        ADJUSTMENT TO
                                                          MARKETABLE                                           INTEREST IN
                                                        SECURITIES OF                                           SUBSIDIARY
                                                          SUBSIDIARY                         BALANCE AT      COMPANY FROM 1/1
                      COMPANIES                            COMPANY        SHARE OPTIONS      12/31/2004       TO 12/31/2003
----------------------------------------------------   ---------------   ---------------  ---------------    ----------------
Banco Itau S.A.                                                (76,809)           72,391        7,985,081           2,421,227
Banco Itau BBA S.A.                                             (9,936)                -        2,892,467(c)           27,478
Itaucard Financeira S.A. Credito, Financ. e
 Investimento                                    (b)              (428)                -        2,303,992            (363,835)
Itau Seguros S.A.                                (b)               268                 -        1,054,106              77,445
Itau BBA Participacoes S.A.                                      2,750                 -          769,449               4,633
Itau Corretora de Valores S.A.                   (b)               (23)                -           65,138             (74,442)

TOTAL                                                          (84,178)           72,391       15,070,233           2,092,506

(a) Interest on Own Capital receivable is recorded in income receivable in the amount of R$ 369,788 (R$ 627,152 at 12/31/2003);
(b) The investment and the equity in the results reflect the different interest in preferred shares, profit sharing and dividends;
(c) Includes adjustments related to the guarantee on the acquisition of participation.

                                                                                            ADJUSTED NET
                                                                           ADJUSTED NET    INCOME FOR THE
                      COMPANIES                            CAPITAL            EQUITY           PERIOD
----------------------------------------------------   ---------------   ---------------   ---------------
Banco Itau S.A.                                              5,547,163         8,036,728         2,343,527
Banco Itau BBA S.A.                                          2,755,795         3,732,274           598,122
Itaucard Financeira S.A. Credito, Financ. e                  2,225,000         4,973,413         1,217,102
 Investimentos
Itau Seguros S.A.                                            1,077,000         2,584,442           972,339
Itau BBA Participacoes S.A.                                    744,119           923,338           148,726
Itau Corretora de Valores S.A.                                 180,100           262,844            50,590

                                                        NUMBER OF SHARES OWNED BY ITAU
                                                                    HOLDING
                                                       ---------------------------------   HOLDING IN VOTING     HOLDING IN
                      COMPANIES                            COMMON           PREFERRED        CAPITAL (%)         CAPITAL (%)
----------------------------------------------------   ---------------   ---------------   ---------------     ---------------
Banco Itau S.A.                                         64,263,705,048                 -              100.00            100.00
Banco Itau BBA S.A.                                          2,527,397         5,157,954               49.00             74.50
Itaucard Financeira S.A. Credito, Financ. e                          -     1,277,933,118                   -              2.96
 Investimentos
Itau Seguros S.A.                                                    -         4,845,954                   -              5.00
Itau BBA Participacoes S.A.                                     99,986           399,950               50.00             83.33
Itau Corretora de Valores S.A.                                       -           758,039                   -              5.00

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

b)   COMPOSITION OF INVESTMENTS

                                                    12/31/2004      12/31/2003
                                                   ------------    ------------
Share of equity in affiliates - local                   112,029         112,381
  AGF Brasil Seguros S.A                                112,029         112,381
Share of equity in affiliates - foreign                 661,324         680,425
  BPI - SGPS S.A. (BPI)                                 659,127         677,177
  Other                                                   2,197           3,248
Other investments                                       250,929         243,445
  Investments by tax incentives                         109,505         111,437
  Equity securities                                      39,061          36,677
  Shares and quotas                                      25,830          27,776
  Other                                                  76,533          67,555
Provision for losses                                   (104,309)       (111,940)
TOTAL                                                   919,973         924,311

c)   COMPOSITION OF THE RESULT OF SHARE OF EQUITY IN AFFILIATES

                                                     01/01 to        01/01 to
                                                    12/31/2004      12/31/2003
                                                   ------------    ------------
Share of equity in affiliates - local                    12,726           2,603
Share of equity in affiliates - foreign                  66,239          21,905
  Exchange variation in investments                      (4,706)         (8,653)
  Equity in the results of affiliates                    70,945          30,558
Total                                                    78,965          24,508

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 16 - STOCKHOLDERS' EQUITY - ITAU HOLDING

a)   CAPITAL

     Capital comprises 115,585,340 book entry shares with no par value, of which 60,687,553 are common and 54,897,787 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, in order to ensure a price equal to 80% of the amount paid per share with voting rights and part of the control block, as well as a dividend at least equal to that of the common shares.

     The table below shows the evolution of representative shares of capital and treasury shares during the period.

                                                                             NUMBER
                                                  --------------------------------------------------------------
                                                        COMMON              PREFERRED               TOTAL
                                                  ------------------    ------------------    ------------------
REPRESENTATIVE SHARES OF CAPITAL
Number of shares at 12/31/2003                        61,351,834,948        54,897,787,516       116,249,622,464
  Cancellation of shares - OGM/EGM - 04/28/2004         (664,281,925)                    -          (664,281,925)
  Reverse-split of shares - 10/20/2004               (60,626,865,470)      (54,842,889,729)     (115,469,755,199)
Number of shares at 12/31/2004                            60,687,553            54,897,787           115,585,340
                                                  ==================    ==================    ==================
TREASURY SHARES
Number of shares at 12/31/2003                           555,122,068         1,750,670,745         2,305,792,813
  Purchase of shares (*)                                 124,746,513         1,002,810,000         1,127,556,513
  Disposals - Stock option plan                                    -          (439,962,600)         (439,962,600)
  Cancellation of shares                                (664,281,925)                    -          (664,281,925)
  Reverse-split of shares                                (15,523,346)       (2,311,267,165)       (2,326,790,511)
Treasury shares at 12/31/2004 (*)                             63,310             2,250,980             2,314,290
                                                  ==================    ==================    ==================
Outstanding shares at 12/31/2004                          60,624,243            52,646,807           113,271,050
                                                  ==================    ==================    ==================

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. We detail below the costs of the shares bought back in the period and the average cost of treasury shares and their market price at 12/31/2004:

COST/MARKET PRICE                                       COMMON       PREFERRED
--------------------------------------------------   ------------   ------------
Purchases in the period
  Minimum                                                  221.18         225.69
  Weighted average                                         282.63         253.62
  Maximum                                                   347.5         281.46
                                                     ------------   ------------
Balance of treasury shares
  Average cost                                             285.40         203.10
  Market price                                             350.00         399.00

     The E/OGM of 04/28/2004 approved the reverse-split of shares in the proportion of 1,000 shares for each one capital share, already approved by the Brazilian Central Bank on 06/30/04. Through a Notice to the Stockholders issued on 08/09/04, a term of not less than 60 days will be granted for them to adjust their share position, in batches of 1,000 shares. As from 10/20/04, the reverse-split will be effective resulting in 115,585,340 shares, of which 60,687,553 are common shares and 54,897,787 are preferred shares.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

b)   DIVIDENDS

     Stockholders are entitled to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$
     0.55 per thousand shares to be paid to preferred shares.

     The advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last working day of the prior month as calculation basis, and the payment made in the first working day of the following month, in the amount of R$ 0.17 per share.

     I - CALCULATION

Net income                                              4,834,945
Adjustments:
(-) Legal reserve                                        (241,747)
Calculation basis of dividend                           4,593,198
Interest on own capital                                 1,172,370     25.52%

     II - PAYMENT/PROVISION OF INTEREST ON OWN CAPITAL

                                                                                      GROSS           WIT             NET
                                                                                  ------------   ------------    ------------
Paid/prepaid                                                                           420,608        (63,091)        357,517
  5 monthly installments of R$ 0.13 per thousand shares paid from February to
   June 2004.                                                                           74,150        (11,123)         63,027
  4 monthly installments of R$ 0.17 per thousand shares paid from July to
   October 2004.                                                                        77,021        (11,553)         65,468
  2 monthly installments of R$ 0.17 per share paid from November to
   December 2004.                                                                       38,502         (5,775)         32,727
  Supplemental (R$ 2.04 per thousand shares) paid on 08/23/2004.                       230,935        (34,640)        196,295
Provisioned (*)                                                                        951,477       (136,624)        814,853
  1 monthly installment of R$ 0.17 per shares to be paid in January 2005.               19,257         (2,889)         16,368
  Supplemental - R$ 4.73 per share, credited on 12/30/2004, to be paid up to
   04/29/2005.                                                                         535,771        (74,268)        461,503
  Supplemental to be declared - R$ 3.50 per share, to be paid up to 04/29/2005.        396,449        (59,467)        336,982
Total in 2004 - R$ 12.11 (per share)                                                 1,372,085       (199,715)      1,172,370
                                                                                  ------------   ------------    ------------
Total in 2003 - R$ 9.72 (per thousand shares)                                        1,107,949       (166,192)        941,757
                                                                                  ============   ============    ============

(*)  Recorded in Other Liabilities - Social and Statutory.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

c)   CAPITAL AND REVENUE RESERVES

                                                        12/31/2004     12/31/2003
                                                       ------------   ------------
CAPITAL RESERVES - Premium on subscription of shares      2,183,867      5,648,619
REVENUE RESERVES                                          4,477,203      1,014,956
Legal                                                       343,396        101,649
Statutory:                                                4,133,807        913,307
                                                       ------------   ------------
  - Dividends Equalization (1)                            2,066,970        456,654
  - Working capital increase (2)                            826,655        182,661
  - Increase in capital of investees (3)                  1,240,182        273,992

     (1) Reserve for Dividends Equalization - its purpose is to guarantee funds for the payment, or advances, of dividends, including interest on own capital, to maintain the flow of the stockholders' compensation.
     (2) Reserve for Working Capital - its purpose is to guarantee funds for the instituitions' operations.
     (3) Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d) RECONCILIATION OF NET INCOME AND STOCKHOLDERS' EQUITY OF ITAU HOLDING AND ITAU HOLDING

                                          NET INCOME                 STOCKHOLDERS' EQUITY
                                 ----------------------------    ----------------------------
                                   01/01 to        01/01 to
                                  12/31/2004      12/31/2003      12/31/2004      12/31/2003
                                 ------------    ------------    ------------    ------------
ITAU HOLDING                        4,834,945       2,032,977      14,759,757      11,608,555
Goodwill amortization              (1,047,767)      1,589,856      (1,523,639)       (475,869)
Tax credit                            (17,252)       (477,031)        752,839         770,091
Unrealized profits                      5,690           6,018         (17,875)        (23,569)
ITAU HOLDING CONSOLIDATED           3,775,616       3,151,820      13,971,082      11,879,208

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

e)   STOCK OPTION PLAN

     ITAU HOLDING has established a Stock Option Plan in order to involve its officers in the process to develop the Institution at medium and long terms.

     Up to December 31, 2004, the options were developed as follows:

                                                                                             SHARES
                                                          ------------------------------------------------------------------------
     ISSUANCE                                              EXERCISE PRICE
--------------------   VESTING PERIOD   EXERCISE PERIOD    RESTATED AS OF
NO          DATE            UNTIL            UNTIL        12/31/2004 (R$1)      GRANTED    EXERCISED    CANCELLED   NOT EXERCISED
-------   ----------   ---------------  ---------------   -----------------    ---------   ----------   ---------   -------------
1st       5/15/1995      12/31/1997        12/31/2000           69.45            146,000      135,000      11,000               -
          5/15/1995      12/31/1997        12/31/2001           69.45            136,000      136,000           -               -
          7/30/2001      12/31/1997        12/31/2001           69.45              3,000        3,000           -               -
2nd       4/29/1996      12/31/1998        12/31/2001           74.84            105,000      105,000           -               -
          4/29/1996      12/31/1998        12/31/2002           74.84            240,000      230,000      10,000               -
          4/29/1996      12/31/1998        12/31/2003           74.84            252,000      252,000           -               -
3rd       2/17/1997      12/31/2001        12/31/2004           97.18            533,000      526,000       7,000               -
          6/22/2001      12/31/2001        12/31/2004           97.18              8,000        8,000           -               -
          7/30/2001      12/31/2001        12/31/2004           97.18              4,000        4,000           -               -
          10/16/2001     12/31/2001        12/31/2004           97.18              8,500        8,500           -               -
          12/28/2001     12/31/2001        12/31/2004           97.18                500          500           -               -
          2/8/2002       12/31/2001        12/31/2004           97.18              3,000        3,000           -               -
4th       2/9/1998       12/31/2002        12/31/2005          112.52             43,500       43,500           -               -
          2/9/1998       12/31/2002        12/31/2005          112.75            535,000      502,000       8,000          25,000
          6/22/2001      12/31/2002        12/31/2005          112.75              7,000        7,000           -               -
          7/30/2001      12/31/2002        12/31/2005          112.75              3,000        3,000           -               -
          12/28/2001     12/31/2002        12/31/2005          112.75                500          500           -               -
          2/8/2002       12/31/2002        12/31/2005          112.75              3,000        3,000           -               -
5th       2/22/1999      12/31/2003        12/31/2006          132.70             34,000       34,000           -               -
          2/22/1999      12/31/2003        12/31/2006          132.92            464,100      442,200       3,400          18,500
          6/22/2001      12/31/2003        12/31/2006          132.92              7,000        7,000           -               -
          7/30/2001      12/31/2003        12/31/2006          132.92              3,000        3,000           -               -
          10/16/2001     12/31/2003        12/31/2006          132.92              5,000        5,000           -               -
          12/28/2001     12/31/2003        12/31/2006          132.92                500          500           -               -
          2/8/2002       12/31/2003        12/31/2006          132.92              4,000        4,000           -               -
          1/7/2004       12/31/2003        12/31/2006          132.92              6,250        6,250           -               -
6th       2/14/2000      12/31/2004        12/31/2007          202.90            533,200      107,600      25,400         400,200
          6/22/2001      12/31/2004        12/31/2007          202.90              7,000            -           -           7,000
          10/16/2001     12/31/2004        12/31/2007          202.90              5,000            -           -           5,000
          12/28/2001     12/31/2004        12/31/2007          202.90                500            -           -             500
          2/8/2002       12/31/2004        12/31/2007          202.90              5,000            -           -           5,000
          1/7/2004       12/31/2004        12/31/2007          202.90              6,250            -           -           6,250
7th       2/19/2001      12/31/2005        12/31/2008          262.96            510,000       20,800      21,600         467,600
          2/19/2001      12/31/2005        12/31/2008          261.69             22,000            -           -          22,000
          10/16/2001     12/31/2005        12/31/2008          261.69              5,000            -           -           5,000
          3/10/2003      12/31/2005        12/31/2008          262.96              6,000            -           -           6,000
          1/7/2004       12/31/2005        12/31/2008          262.96              6,250            -           -           6,250
          2/16/2004      12/31/2005        12/31/2008          262.96              7,000            -           -           7,000
8th       3/4/2002       12/31/2006        12/31/2009          250.78            534,150       21,850      23,450         488,850
          3/4/2002       12/31/2006        12/31/2009          249.26              9,000            -           -           9,000
          1/7/2004       12/31/2006        12/31/2009          249.26              6,250            -           -           6,250
9th       3/10/2003      12/31/2007        12/31/2010          169.81            533,900       49,500      16,000         468,400
          3/10/2003      12/31/2007        12/31/2010          169.93             13,500        3,000           -          10,500
          1/7/2004       12/31/2007        12/31/2010          169.93              6,250            -           -           6,250
10th      2/16/2004      12/31/2008        12/31/2011          256.67            504,695            -      12,980         491,715
                                                                               ---------   ----------   ---------   -------------
                                                           Total               5,275,795    2,674,700     138,830       2,462,265
                                                                               =========   ==========   =========   =============

The exercise price of each series is fixed taking into consideration the average stock price at the Sao Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by the IGP-M until the month prior to the option exercise date.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 17 - RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

..    The parent company ITAUSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itausa Empreendimentos S.A.;

..    Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees'
     Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAU HOLDING and/or its subsidiaries, as described in Note 20a.; and

..    Fundacao Itau Social and Instituto Itau Cultural, entities sponsored by
     ITAU HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 22f and Note 22g.

The transactions with these related parties are not significant in the overall context of ITAU HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

..    Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.

..    Purchase, lease, maintenance and technical assistance of IT equipment from
     Itautec Philco S.A. and subsidiaries.

..    Rental of real estates from ITAUSA, Fundacao Itaubanco, FUNBEP and PREBEG.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAU HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

                                                                       BOOK VALUE                            MARKET
                                                            ---------------------------------   ---------------------------------
                                                               12/31/2004        12/31/2003        12/31/2004        12/31/2003
                                                            ---------------   ---------------   ---------------   ---------------
Interbank deposits                                                8,724,675        10,662,017         8,738,622        10,672,421
Securities and derivatives                                       29,175,585        28,942,522        29,175,585        28,942,522
Securities unrealized result
  Additional provision (exceeding minimum required)
  Adjustment of securities available for sale
  Adjustment of securities held to maturity
Loan, leasing operations and other credits                       44,353,511        35,495,624        44,601,292        35,814,568
Investment in BPI                                                   659,127           677,177         1,319,396         1,303,940
Time and interbank deposits and funds from acceptance and
 issuance of securities and local and foreign borrowings         21,098,326        21,596,864        21,139,385        21,563,949
Securitization of foreign payment orders                          1,903,027         1,974,940         1,810,286         1,900,913
Subordinated debts                                                4,765,340         4,813,571         4,730,392         4,755,897
Treasury shares                                                     475,253           392,235           920,310           631,649
Total unrealized

                                                                               UNREALIZED INCOME (LOSS)/(1)//(2)/
                                                            ---------------------------------------------------------------------
                                                                          RESULT                       STOCKHOLDERS' EQUITY
                                                            ---------------------------------   ---------------------------------
                                                               12/31/2004        12/31/2003        12/31/2004       12/31/2003
                                                            ---------------   ---------------   ---------------   ---------------
Interbank deposits                                                   13,947            10,404            13,947            10,404
Securities and derivatives
Securities unrealized result                                      1,362,818         1,556,027           620,285           687,793
  Additional provision (exceeding minimum required)                 400,000           545,000           400,000           545,000
  Adjustment of securities available for sale                       733,314           758,434                 -                 -
  Adjustment of securities held to maturity                         229,504           252,593           220,285           142,793
Loan, leasing operations and other credits                          247,781           318,944           247,781           318,944
Investment in BPI                                                   660,269           626,763           660,269           626,763
Time and interbank deposits and funds from acceptance and
 issuance of securities and local and foreign borrowings            (41,059)           32,915           (41,059)           32,915
Securitization of foreign payment orders                             92,741            74,027            92,741            74,027
Subordinated debts                                                   34,948            57,674            34,948            57,674
Treasury shares                                                           -                 -           445,057           239,414
Total unrealized                                                  2,371,444         2,676,754         2,073,968         2,047,934

(1)  Does not consider the corresponding tax effects.
(2) Includes unrealized minority interest gains amounting to R$ 298,926 (R$ 307,036 at 12/31/2003) on income and R$ 270,980 (R$ 257,229 at 12/31/2003)
     on stockholders' equity.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

To obtain the market values for these financial instruments, the following criteria were adopted:

..    Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on January 1, 2005 for floating-rate securities.

..    Securities were stated at their market value, and Derivative Financial
     Instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

..    Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

..    Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

..    Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on January 1, 2005. The effects of hedges (swap contracts) are also taken into account.

..    Securitization of the Payment Orders Abroad, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

..    Subordinated Debts, based on the net present value of future fixed or post-fixed cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The post-fixed cash flows are estimated as from the interest curves of the indexation market places.

..    Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 19 - RECLASSIFICATIONS FOR COMPARISON PURPOSES

Reclassifications to preserve the comparison due to regrouping of accounts headings, were carried out in the Balance Sheet of December 31, 2003, in the accounts of Short-term Interbank Investments, Securities of guarantor resources of technical provisions - SUSEP, Liabilities for Borrowings and Onlendings, and of a more adequate classification in financial income and expenses of Commissions on credit operations, Credit card operations and civil lawsuits and claims.

                                                                                                             RECLASSIFIED
                                                                 PRIOR DISCLOSURES    RECLASSIFICATIONS        BALANCES
                                                                 -----------------    -----------------    -----------------
ASSETS

CURRENT ASSETS AND LONG-TERM RECEIVABLES
SHORT-TERM INTERBANK INVESTMENTS
  Money market                                                          10,118,075              147,772           10,265,847
  Money market - guarantor resources of technical provisions -
   SUSEP                                                                         -              329,512              329,512
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
  Own portfolio                                                         13,034,751             (583,450)          12,451,301
  Related to guarantees                                                  6,594,670           (2,919,699)           3,674,971
  Guarantor resources of technical provisions - SUSEP -
   Other securities                                                              -            3,025,865            3,025,865
TOTAL ASSETS                                                           118,737,862                    -          118,737,862
                                                                 -----------------    -----------------    -----------------
LIABILITIES

CURRENT AND LONG-TERM LIABILITIES
  BORROWINGS AND ONLENDINGS
    Borrowings                                                                   -            8,480,234            8,480,234
    Onlendings                                                                   -            4,487,932            4,487,932
  BORROWINGS AND ONLENDINGS
    Local borrowings                                                       371,811             (371,811)                   -
    Foreign borrowings                                                   8,108,423           (8,108,423)                   -
    Local onlendings - financial institutions                            4,458,473           (4,458,473)                   -
    Interbank onlendings                                                    29,459              (29,459)                   -
TOTAL LIABILITIES                                                      118,737,862                    -          118,737,862
                                                                 -----------------    -----------------    -----------------
STATEMENT OF INCOME FOR THE YEAR

INCOME FROM FINANCIAL OPERATIONS                                        14,495,764             (136,920)          14,358,844
  Credit operations, leasing and other credits                           7,421,992             (136,920)           7,285,072
EXPENSES FROM FINANCIAL OPERATIONS                                      (3,497,525)                   -           (3,497,525)
  Money market                                                          (4,416,516)              43,690           (4,372,826)
  Borrowings and Onlendings                                              1,622,195              (43,690)           1,578,505
GROSS INCOME FROM FINANCIAL OPERATIONS                                   9,360,557             (136,920)           9,223,637
OTHER OPERATING INCOME (EXPENSES)                                       (3,541,277)              31,404           (3,509,873)
  Other Administrative Expenses                                         (4,626,019)             506,383           (4,119,636)
  Other Operating Expenses                                                (797,406)            (474,979)          (1,272,385)
OPERATING INCOME                                                         5,819,280             (105,516)           5,713,764
NON-OPERATING RESULT                                                      (211,163)             105,516             (105,647)
NET INCOME                                                               3,151,820                    -            3,151,820

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 20 - BENEFITS TO EMPLOYEES

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAU HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)   SUPPLEMENTARY RETIREMENT BENEFITS:

     ITAU HOLDING and its subsidiaries sponsor supplementary retirement plans managed by the closed private pension entities Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundacao Bemge de Seguridade Social (FASBEMGE), which also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

     As regards the new employees hired as from August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itau Vida e Previdencia S.A.

     During the year, the contributions paid totaled R$ 25,912 (R$ 32,287 from January 1 to December 31, 2003). The contribution rate increases based on the beneficiary's salary.

b)   POST-EMPLOYMENT BENEFITS:

     ITAU HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAU, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the year, the contributions made totaled R$ 16,766 (R$ 9,678 from January 1 to December 31, 2003). The contribution rate increases based on the beneficiary's age.

c)   NET AMOUNT OF ASSETS AND ACTUARIAL LIABILITIES OF THE BENEFIT PLANS:

     The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

                             12/31/2004      12/31/2003
                            ------------    ------------
Net assets of the plans        8,264,190       6,925,160
Actuarial liabilities         (6,967,475)     (5,731,144)
                            ------------    ------------
Surplus (1)                    1,296,715       1,194,016
                            ------------    ------------

(1) According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net surplus was not recognized.

     In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 27,089 (R$ 27,094 at 12/31/2003) to cover insufficient actuarial reserves.

d)   CHANGES OF NET ASSETS AND ACTUARIAL LIABILITIES, AND SURPLUS

                                                  01/01 TO 12/31/2004                         01/01 TO 12/31/2003
                                       ------------------------------------------   ------------------------------------------
                                                       ACTUARIAL                                     ACTUARIAL
DESCRIPTION                               ASSETS      LIABILITIES      SURPLUS         ASSETS       LIABILITIES     SURPLUS
-------------------------------------  ------------   ------------   ------------   ------------   ------------   ------------
Present value - beginning of the year     6,925,160     (5,731,144)     1,194,016      5,541,053     (4,989,799)       551,254
Adjustments in the year (1)                       -        (19,885)       (19,885)             -          2,302          2,302
Expected return from assets/ Cost of
 current service + interest                 840,384       (754,281)        86,103        671,953       (664,958)         6,995
Benefits paid                              (338,864)       338,864              -       (280,499)       280,499              -
Contributions sponsors/participants          68,804              -         68,804         47,297              -         47,297
Gains/(Losses) in the year (2)(3)           768,706       (801,029)       (32,323)       945,356       (359,188)       586,168
Present value - end of year               8,264,190     (6,967,475)     1,296,715      6,925,160     (5,731,144)     1,194,016

(1) Adjustments arising from the review of the scope of assumed commitments and related effects on actuarial computations.
(2) The gains in assets correspond to the earnings obtained above the expected return rate of assets assumptions.
(3) The losses/gains on actuarial liabilities resulted from the differences between the actuarial assumptions and what effectively happened, highlighting in 2003 the adoption of the GAM-83 mortality table and in 2004 the introduction of the Deferred Proportional Benefit and Portability Facilities, except for FUNBEP and PREBEG which already had these facilities.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

e)   MAIN ASSUMPTIONS USED IN ACTUARIAL ASSESSMENT

HISTORY                                                         12/31/2004               12/31/2003
-------------------------------------------------------    --------------------     --------------------
Discount rate                                                  10.24 % p.a.             10.24 % p.a.
Return rate expected for the assets                            12.32 % p.a.             12.32 % p.a.
Mortality table                                                   GAM-83                   GAM-83
Turnover (1)                                                  Exp.Itau 99/01          Exp. Itau 99/01
Future Salary Growth                                           7.12 % p.a.              7.12 % p.a.
Growth of the pension fund and social security benefits        4.00 % p.a.              4.00 % p.a.
Inflation                                                      4.00 % p.a.              4.00 % p.a.
Actuarial method                                           Cred.Unit.Projet.(2)     Cred.Unit.Projet.(2)

(1) The turnover assumption is based on the effective participants of ITAU HOLDING, resulting in an average of 2.0% p.a. based on experience 1999/2001.
(2) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed along the years each participant is employed.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 21 - STRATEGIC ALLIANCE WITH AMERICA ONLINE LATIN AMERICA INC.

ITAU HOLDING, through its subsidiaries, holds 35,937,840 class A common shares of America Online Latin America Inc. (AOLA) capital, related to the strategic alliance with that company, a joint venture established by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. The agreement, signed on June 12, 2000, and amended through the Memorandum of Understandings, dated December 14, 2002, includes the services contracted by America Online Brasil Ltda. (AOLB), subsidiary of AOLA, of interactive and marketing services by ITAU HOLDING, considering the final contractual term at March 24, 2006.

The original acquisition of shares did not result from any monetary disbursements, since, at the time of the subscription, an advance of the same amount was received in respect of a service agreement. Of this, the remaining amount of R$ 177,751 (R$ 267,131 at 12/31/2003), classified as sundry obligations (Note 12b), is being used in rendering services contracted and is being appropriated as revenue.

At December 31, 2004, the shares amounted to US$ 0.75 per share (US$ 1.42 at 12/31/2003), being recorded in Marketable securities, at their market value of R$ 71,545 (R$ 147,441 at 12/31/2003).

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 22 - ADDITIONAL INFORMATION

a) Investment funds and managed portfolios - ITAU HOLDING, through its subsidiary companies, manages the following types of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, distributed, as follows:

                                       AMOUNT                      AMOUNT (*)                 NUMBER OF FUNDS
                            ---------------------------   ---------------------------   ---------------------------
                             12/31/2004     12/31/2003     12/31/2004     12/31/2003     12/31/2004     12/31/2003
                            ------------   ------------   ------------   ------------   ------------   ------------
Investment funds              91,433,484     74,176,552     91,433,484     74,176,552            687            645
Fixed income                  86,952,216     71,506,124     86,952,216     71,506,124            614            579
Shares                         4,481,268      2,670,428      4,481,268      2,670,428             73             66
Managed portfolios            32,059,358     26,754,457      8,319,910      6,925,532          4,515          5,298
Customers                     16,601,848     15,738,768      4,206,394      4,174,804          4,466          5,249
Itau Group                    15,457,510     11,015,689      4,113,516      2,750,728             49             49
TOTAL                        123,492,842    100,931,009     99,753,394     81,102,084          5,202          5,943

(*) It refers to the distribution after elimination of double countings of managed funds in investment funds.

b)   FUNDS FROM CONSORTIA

                                                                   12/31/2004     12/31/2003
                                                                  ------------   ------------
  Monthly estimate of installments receivable from participants         31,279         28,482
  Group liabilities by installments                                  1,387,096      1,037,224
  Participants - assets to be delivered                              1,276,669        931,806
  Funds available for participants                                     141,984        107,931
                                                                  ------------   ------------
(In numbers)
  Number of managed groups                                                 995            883
  Number of current participants                                       140,124        118,403
  Number of assets to be delivered to participants                      74,331         43,210

c) Insurance Policy - ITAU HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee its values and assets at amounts considered sufficient to cover possible claims.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

d)   FOREIGN CURRENCIES

     The balances in reais linked to foreign currency were:

                                                                12/31/2004      12/31/2003
                                                               ------------    ------------
Permanent foreign investments                                     6,908,617       6,570,795
Net amount of assets and liabilities indexed to foreign
 currency, including derivatives                                 (8,453,480)     (7,268,304)
Net foreign exchange position (*)                                (1,544,863)       (697,509)

(*) Not considering the participation of the other shareholders of Banco Itau Europa, the net foreign exchange position would be R$ (2,314,684), (R$ (1,409,481) at 12/31/2003).

     Net foreign exchange position, not considering the tax effects on net balance of the other assets and liabilities linked to foreign currency, reflects the low exposure to exchange variations.

e)   RESTRICTED OPERATIONS ON ASSETS

     We present below information related to the restricted operations on assets, carried out as prescribed by BACEN Resolution 2921/02.

                                                                                                                      01/01 TO
                                                                                                                     12/31/2004
                                                                                                        12/31/2004     INCOME
                                                     0 - 30     31 - 180    181 - 365     OVER 365        TOTAL      (EXPENSES)
                                                  ----------   ----------   ----------   -----------   -----------   -----------
Restricted operations on assets
  Credit operations                                    1,058        3,963          217       317,249       322,486       (29,069)
                                                  ----------   ----------   ----------   -----------   -----------   -----------
Liabilities for restricted operations on assets
  Liabilities for securities issued overseas           1,058        3,792          181       317,249       322,279        30,385
                                                  ----------   ----------   ----------   -----------   -----------   -----------
Net result of restricted operations                                                                                        1,316
                                                                                                                     ===========

     On December 31, 2004, there were no distressed operations.

f) Fundacao Itau Social - ITAU HOLDING and its subsidiaries are the main sponsors of Fundacao Itau Social, whose objectives are: 1) managing "Itau Social Program" which aims at coordinating the organization's role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itau Social Program" and
     3) providing food and other similar benefits to the employees of ITAU HOLDING and other companies of the group.

     Donations made by the consolidated companies (R$ 2.3 million in the year) were destined to the foundation's social investment fund, which totaled R$ 302 million at December 31, 2004, and the income arising thereof is destined for the foundation's social purposes.

g) Instituto Itau Cultural - IIC - ITAU HOLDING and its subsidiaries are the founding members and supporters of Instituto Itau Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 23,600 (R$ 17,333 from January 1 to December 31, 2003).

h) Commissions receivable - On December 31, 2004, the Federal Government, through Ordiance 441/04, authorized the debt renewals of the federal agencies by issuing National Treasury Notes - Series B, falling due in 2009 in the amount of the debt. As a result, the existing provisions were fully released during the year amounting to R$ 121,390 (R$ 107,956 fully accrued at 12/31/2003) in respect of Commissions receivable from services rendered to the Social security Institute (INSS). Additionally, during the period up to March 2004, the amount of R$ 40,225 was received and recognised as income (during 2003 there were no receipts).

i) Profit sharing - Employees - Law 10101/2000 - Based on the terms approved by the collective agreement, the profit sharing was as follows:

                         01/01 to        01/01 to
                        12/31/2004      12/31/2003
                       ------------    ------------
Profit Sharing              430,858         312,919
Tax effects                (146,841)        (93,729)
Net tax effects             284,017         219,190

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 23 - INFORMATION ON SUBSIDIARIES

                                                                                                         BANCO ITAU EUROPA S.A.
                                                FOREIGN BRANCHES (1)       BANCO ITAU BUEN AYRE S.A.        CONSOLIDATED (2)
                                            ---------------------------   ---------------------------   ----------------------------
                                             12/31/2004     12/31/2003     12/31/2004     12/31/2003     12/31/2004     12/31/2003
                                            ------------   ------------   ------------   ------------   ------------   -------------
ASSETS

CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                         51,969         54,818         41,070        433,115        121,802          59,758
Short-term interbank deposits                  2,733,396      4,282,009              -              -      3,962,142       3,835,353
Securities                                     2,626,194      2,514,154        196,999        321,648      2,079,582       1,930,101
Loans, leasing operations and                  1,113,300      1,277,939        750,533        604,708      1,984,284       1,979,006
 other credits
Prepaid expenses                                  36,302         80,881          2,047            730          5,759           3,388
Other assets                                     473,951        356,641        390,841         47,767        145,293          60,712
PERMANENT ASSETS
  Investments                                    599,276        575,381          2,967          3,248        590,653         535,898
  Fixed assets                                     6,113          1,293         50,825         59,336          9,964          11,267
  Deferred charges                                 7,008          3,040         26,761         61,926          6,322           1,528
Total                                          7,647,509      9,146,156      1,462,043      1,532,478      8,905,801       8,417,011
                                            ------------   ------------   ------------   ------------   ------------   -------------
LIABILITIES

CURRENT AND LONG-TERM LIABILITIES
Deposits                                         917,557        702,197      1,086,458      1,134,483      4,395,930       4,332,272
  Demand deposits                                 25,395         22,159        429,253        557,775        444,881         369,277
  Savings accounts                                     -              -        244,636        177,860              -               -
  Interbank deposits                             292,293        176,389        100,469          3,902        189,447         262,457
  Time deposits                                  599,869        503,649        312,100        394,946      3,761,602       3,700,538
Deposits under securities
 repurchase agreements                            80,221        360,171              -              -        552,725         644,821
Funds from acceptances and issue
 of securities                                   635,340        907,072              -              -      1,804,975         954,391
Borrowings                                       632,596      1,842,239         28,799         31,247        515,470         772,225
Derivative financial instruments                  43,587         12,954              -              -         31,731          57,855
Other liabilities                              3,249,252      3,344,933         93,605         95,409        167,436         247,682
Deferred income                                    8,115         10,420              -              -          1,760           1,223
Minority interest in subsidiaries                      -              -              -              -            122             111
STOCKHOLDERS' EQUITY
  Capital and reserves                         1,936,401      1,679,199        246,770        308,871      1,369,797       1,371,888
  Income from the period                         144,440        286,971          6,411        (37,532)        65,855          34,543
Total                                          7,647,509      9,146,156      1,462,043      1,532,478      8,905,801       8,417,011

                                                  ITAU BANK, LTD.               NON-FINANCIAL (3)
                                            ---------------------------   ---------------------------
                                             12/31/2004     12/31/2003     12/31/2004     12/31/2003
                                            ------------   ------------   ------------   ------------
ASSETS

CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                         42,737         45,013         47,701         35,463
Short-term interbank deposits                  1,067,647        251,220         37,540        109,630
Securities                                     1,565,529      1,623,677         37,869        715,265
Loans, leasing operations and                     89,055        569,714              -             53
 other credits
Prepaid expenses                                     109             28             40             35
Other assets                                      31,677            319        636,324        673,413
PERMANENT ASSETS
  Investments                                      1,483         17,322      3,209,778      2,778,200
  Fixed assets                                        52             92          1,124          1,302
  Deferred charges                                     4             15            249            998
Total                                          2,798,293      2,507,400      3,970,625      4,314,359
                                            ------------   ------------   ------------   ------------
LIABILITIES

CURRENT AND LONG-TERM LIABILITIES
Deposits                                         264,868        239,456             12          3,174
  Demand deposits                                 87,291         12,417              -            468
  Savings accounts                                     -              -              -              -
  Interbank deposits                              66,889         36,086              -              1
  Time deposits                                  110,688        190,953             12          2,705
Deposits under securities
 repurchase agreements                            26,887          9,210              -              -
Funds from acceptances and issue
 of securities                                         -              -              -              -
Borrowings                                             9         59,428         36,833         48,445
Derivative financial instruments                   4,101         28,842              -              -
Other liabilities                              1,065,220      1,175,169         78,591        228,189
Deferred income                                      190            897            486            490
Minority interest in subsidiaries                      -              -            362            301
STOCKHOLDERS' EQUITY
  Capital and reserves                         1,310,267        670,825      3,560,879      3,601,731
  Income from the period                         126,751        323,573        293,462        432,029
Total                                          2,798,293      2,507,400      3,970,625      4,314,359

                                                 BANCO ITAU-BBA S.A.
                                                   SUBSIDIARIES (4)         FOREIGN CONSOLIDATED (5)
                                            ---------------------------   ----------------------------
                                             12/31/2004     12/31/2003     12/31/2004     12/31/2003
                                            ------------   ------------   ------------   -------------
ASSETS

CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                         32,865         65,768        296,534        683,969
Short-term interbank deposits                  1,623,763      1,722,006      6,464,764      7,594,367
Securities                                     4,607,018      3,883,803     10,735,547     10,594,249
Loans, leasing operations and other            2,652,255      2,851,414      6,542,192      7,105,675
 credits
Prepaid expenses                                  10,101         13,800         54,461         98,935
Other assets                                      85,071         45,679      1,741,386      1,151,550
PERMANENT ASSETS
  Investments                                     28,013         28,856        665,745        684,536
  Fixed assets                                       189            195         68,730         74,122
  Deferred charges                                    19             29         40,666         67,945
Total                                          9,039,294      8,611,550     26,610,025     28,055,348
                                            ------------   ------------   ------------   -------------
LIABILITIES

CURRENT AND LONG-TERM LIABILITIES
Deposits                                       2,447,570      2,661,913      6,292,556      6,419,420
  Demand deposits                                 48,173        395,993        929,561      1,330,598
  Savings accounts                                     -              -        244,636        177,860
  Interbank deposits                                   -              -        389,132        399,329
  Time deposits                                2,399,397      2,265,920      4,729,227      4,511,633
Deposits under securities repurchase
 agreements                                            -              -        413,712      1,042,976
Funds from acceptances and issue of
 securities                                      552,929      1,219,328      2,856,141      2,925,345
Borrowings                                     3,496,003      2,988,157      4,582,731      5,710,418
Derivative financial instruments                 409,864        217,952        470,842        285,884
Other liabilities                                365,822        187,244      4,944,877      4,933,763
Deferred income                                    3,119          6,250         13,671         19,280
Minority interest in subsidiaries                      -              -        126,879        147,467
STOCKHOLDERS' EQUITY
  Capital and reserves                         1,647,166      1,247,543      6,420,050      5,300,391
  Income from the period                         116,821         83,163        488,566      1,270,404
Total                                          9,039,294      8,611,550     26,610,025     28,055,348

(1) Banco Itau S.A. - Branches, Grand Cayman, New York and only on 12/31/2004, Tokyo.
(2) Banco Itau Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itau Europa Luxembourg S.A., Banco Itau Europa Fund Management Company, S.A. and BIEL Fund Management Company S.A.
(3) Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A., Inversora del Buen Ayre S.A. Sociedad Gerente de Fondos Comunes de Inversion, Itau Europa, SGPS, Lda., Itausa Portugal - SGPS, S.A., Itau Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda., BIEL Holdings AG, IPI - Itausa Portugal Investimentos, SGPS Lda., Itau Europa Luxembourg Advisory Holding Company S.A., Itausa Europa - Investimentos, SGPS, Lda., Agate SaRL, ITB Holding Ltd., Topaz Holding Ltd., Itau USA Inc., Jasper Internacional Investiment LLC, Itauinv - Itau International Investment LLC, ITrust Servicios Financeiros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S.A., Banco Del Parana S.A., Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation and only on 12/31/2004, Spinel Corporation and Tanzanite Corporation.
(4) BBA-Creditanstalt Bank Ltd., Banco Itau-BBA S.A. - Nassau Branch, Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., AKBAR - Marketing e Servicos, Lda., BBA Representaciones S.A. and BBA Overseas Ltd. (discontinued on the first six-month period of 2004) and BBA Icatu Securities, INC. (discontinued on 07/30/2003).
(5) Information on foreign consolidated presents net balances of eliminations from consolidation.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

NOTE 24 - STATEMENT OF CASH FLOWS

We present below the Statement of Cash Flows prepared by the Indirect Method

a)   ITAU HOLDING CONSOLIDATED

                                                                                        01/01 TO          01/01 TO
                                                                                       12/31/2004        12/31/2003
                                                                                      -------------    -------------
  Adjusted net income                                                                    11,206,750        8,067,230
    Net income                                                                            3,775,616        3,151,820
    Adjusted net income:                                                                  7,431,134        4,915,410
      Adjustment to market value of securities and derivative financial instruments          62,178         (726,202)
       (assets/liabilities)
      Allowance for loan losses                                                           1,581,638        2,207,022
      Results from operations with subordinated debt                                        302,519         (349,051)
      Results from operations with foreign payment order securitization                    (112,713)        (230,095)
      Change in technical provision for insurance, pension plan and capitalization        2,957,405        2,577,518
      Depreciation and amortization                                                         603,958          606,827
      Extraordinary result in subsidiaries and associated companies                       1,412,018          791,443
      Assets deferred income tax                                                            626,583          (32,683)
      (Income) deficit on disposal of assets and investments                                 36,147           37,928
      Equity in the results of associated companies                                         (78,965)         (24,508)
      Foreign exchange of permanent asset and non-operating assets                           12,992           11,020
      Provision for losses                                                                  (24,163)          36,977
      Minority interest result                                                               51,537            9,214
  Changes in assets and liabilities                                                     (10,754,513)      (7,135,220)
    (Increase) Decrease in short-term interbank deposits                                  1,510,704       (4,285,837)
    (Increase) Decrease in securities and derivative financial instruments                   21,298       (3,437,825)
     (Assets/Liabilities)
    (Increase) Decrease in compulsory deposits with Brazilian Central Bank               (2,413,658)       1,796,244
    (Increase) Decrease in interbank and interbranch accounts (assets/liabilities)          302,346          (28,452)
    (Increase) Decrease in loan, lease and other credit operations                      (10,439,525)      (2,455,516)
    (Increase) Decrease in other credits and assets                                        (896,028)        (329,850)
    (Increase) Decrease in foreign exchange portfolio (assets/liabilities)                  (13,722)         (19,354)
    (Decrease) Increase in technical provisions for insurance, pension plan and             376,551          708,733
     capitalization
    (Decrease) Increase in other liabilities                                                860,743          872,134
    (Decrease) Increase in deferred income                                                  (63,222)          44,503
Operating Activities - net cash provided by (invested)                                      452,237          932,010
  Interest on own capital/Dividends received from associated companies                       57,755                -
  Sale of non-operating assets                                                              129,218          277,812
  Sale of investments                                                                         8,811           17,862
  Sale of fixed assets for use                                                               34,304            9,180
  Decrease in deferred charges                                                                5,595            5,747
  Purchase of non-operating assets                                                          (95,335)        (180,066)
  Purchase of investments                                                                   (37,955)         (47,264)
  Goodwill in the acquisition of investments                                             (1,398,917)        (591,953)
  Purchase of fixed assets for use                                                         (485,101)        (462,654)
  Deferred charges                                                                          (93,929)        (160,064)
  Change in participation of minority interest                                               52,016           41,947
Investment Activities - net cash provided by (invested)                                  (1,823,538)      (1,089,453)

  Increase (decrease) in deposits                                                         5,332,150       (2,299,313)
  Increase (decrease) in deposits received under securities repurchase agreements          (833,791)       5,056,458
  Increase (decrease) in funds for issuance of securities                                  (327,664)        (796,276)
  Increase (decrease) in liabilities by borrowing and onlendings                         (2,450,200)      (1,632,780)
  Increase (decrease) in credit card operations                                           1,151,717          490,391
  Increase (decrease) in foreign payment order securitization                                40,800          781,661
  Increase (decrease) in liabilities for subordinated debt                                 (350,750)        (522,220)
  Granting for share options                                                                 72,663           37,768
  Share subscription                                                                              -          522,220
  Purchase of treasury shares                                                              (300,199)        (285,617)
  Interest on own capital paid                                                           (1,189,931)        (932,147)
Financing Activities - net cash provided by (invested)                                    1,144,795          420,145
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET                                      (226,506)         262,702

  At the beginning of the period                                                          2,156,958        1,894,256
  At the end of the period                                                                1,930,452        2,156,958
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET                                      (226,506)         262,702

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

b)   ITAU HOLDING

                                                                                     01/01 TO         01/01 TO
                                                                                    12/31/2004       12/31/2003
                                                                                   -------------    -------------
  Adjusted net income (loss)                                                              (5,177)         (59,529)
    Net income                                                                         4,834,945        2,032,977
    Adjusted net income:                                                              (4,840,122)      (2,092,506)
      Deferred taxes                                                                    (134,514)               -
      Equity in the results of associated companies                                   (4,705,608)      (2,092,506)
  Change in assets and liabilities                                                       (64,154)          51,944
    (Increase) Decrease in short-term interbank investments                             (124,470)         (25,173)
    (Increase) Decrease in securities and derivative financial instruments               (58,450)           2,124
    (Increase) Decrease in other credits                                                (129,457)          74,993
    (Increase) Decrease in other liabilities                                             248,223                -
Operating Activities - net cash provided by (invested)                                   (69,331)          (7,585)
  Interest on own capital and dividends received from subsidiaries                     2,091,580        1,213,298
Investment Activities - net cash provided by (invested)                                2,091,580        1,213,298
  Increase (decrease) in deposits                                                       (152,342)         150,095
  Increase in subsidiaries                                                              (452,408)               -
  Purchase of treasury shares                                                           (300,199)        (285,617)
  Interest on own capital paid                                                        (1,189,931)      (1,107,949)
  Granting for share options                                                              72,663           37,768
FINANCING ACTIVITIES - Net cash provided by (invested)                                (2,022,217)      (1,205,703)
INCREASE IN CASH AND CASH EQUIVALENTS, NET                                                    32               10
  At the beginning of the period                                                              13                3
  At the end of the period                                                                    45               13
INCREASE IN CASH AND CASH EQUIVALENTS, NET                                                    32               10

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1. We have audited the accompanying balance sheets of Banco Itau Holding Financeira S.A. and of Banco Itau Holding Financeira S.A. and its subsidiaries (consolidated) as of December 31, 2004 and 2003. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3. In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Banco Itau Holding Financeira S.A. and of Banco Itau Holding Financeira S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of operations, the changes in stockholders' equity and the changes in financial position for the years then ended and for the six-month period ended December 31, 2004, as well as the consolidated results of operations and of changes in financial position, for the years then ended, in accordance with accounting practices adopted in Brazil.

     Sao Paulo, February 21, 2005

     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5

     Ricardo Baldin
     Accountant CRC 1SP110374/O-0

     Emerson Laerte da Silva
     Accountant CRC 1SP171089/O-3

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23          Companhia Aberta            NIRE. 35300010230

                      SUMMARY OF THE AUDIT COMMITTEE REPORT

INTRODUCTION

The Audit Committee of Banco Itau Holding Financeira S.A. (Itau Holding), created by the Extraordinary General Meeting held on April 28, 2004, and inaugurated on July, 1st, is a statutory body reporting directly to the Board of Directors. The Board elected among its directors the three members of the Committee, based on the independence standards of Banco Central do Brasil's regulation and the requirement that one of its members possess the knowledge to qualify as a Financial Expert.

According to its Charter (available on website http://www.itau.com.br - Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itau Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent auditors, the activities and the quality of work performed by the internal auditors and the quality and efficiency of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itau Holding and its subsidiaries and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls.

PricewaterhouseCoopers Auditores Independentes is responsible for the auditing of the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate and the results of its operations, in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Comissao de Valores Mobiliarios - CVM, Conselho Monetario Nacional, Banco Central do Brasil and Superintendencia de Seguros Privados - SUSEP.

Internal Audit, organized into units at the individual companies of the Conglomerate, focuses on evaluating the quality of processes and activities, with emphasis on those representing the highest risk potential, offering the Committee a critical view from a corporate perspective.

COMMITTEE ACTIVITIES

Since its inception, this Committee has established a schedule of activities to allow it to perform the functions inherent to its responsibilities. A schedule of quarterly meetings was established, each one comprising several work sessions, taking into consideration the balance sheet closing dates and the meetings of the Board of Directors that approve the financial statements of Itau Holding for publication.

In order to ensure the active presence of the Audit Committee in the daily activities of the Organization, the Board of Directors of Itau Holding and the Committee agreed that the Financial Expert should be dedicated full time to the activities of the Committee. Therefore, this member of the Committee scheduled meetings with each of the executive areas of the Conglomerate for the purpose of becoming better acquainted with the environment in which the decisions are taken and Itau Holding's businesses are managed. The Financial Expert also set up a schedule of periodic meetings with the External Auditors, the Internal Auditors and the area responsible for risk management and the preparation of financial statements.

Several internal rules were issued during this six month period, with the objective of communicating and institutionalizing the Committee's policies, especially those required by Banco Central do Brasil's regulation which establishes direct communication channels between employees and management of the Organization and the Audit Committee, as well as the one which establishes the criteria to be used when engaging any services to be rendered by the External Auditors.

All of the Committee's actions and recommendations were communicated to Management and documented for comments at the meetings of the Board of Directors of Itau Holding.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

The Committee met four times during the second half of 2004 and once again in 2005. At its most recent work session, in February 2005, the Committee analyzed the financial statements as of December 31, 2004, and approved the Audit Committee Report on its activities during the second half of 2004 and this Summary

INTERNAL CONTROLS AND RISK MANAGEMENT SYSTEMS

INTERNAL CONTROLS

The Itau Internal Control and Compliance System - SICIC was designed with the objective of providing the Organization with the controls needed to guarantee the efficacy and efficiency of its operations, the reliability of its financial information systems and conformity with the applicable rules and regulations.

During the second half of the year, the Committee analyzed the recommendations and conclusions contained in the reports presented by Internal Audit with respect to the current stage of development of SICIC. To the same end, it had regular contacts with the External Auditors and with the Area responsible for managing and coordinating SICIC at the corporate level.

The view of the Audit Committee is that SICIC is now present in all areas of the Itau Conglomerate and has become an integral part of the Organization's culture. The Committee considers that management has taken positive and sound measures to improve SICIC and implement the functional structures needed to comply with new legal requirements, especially those arising from the US Sarbanes-Oxley Act.

RISK MANAGEMENT SYSTEM

By means of initiatives taken by Internal Audit and the Financial Expert, the Committee was able to evaluate the Risk Management System, with the objective of verifying the quality of the processes that generate the reports on market risk, credit risk and liquidity risk that are used by management as input for its decisions.

In the view of the Committee, the measures adopted for modeling and managing risk are, in general, well-structured and properly focused.

NEW BASEL CAPITAL ACCORD

A Steering Committee was created during the first quarter of last year, chaired by the President of Itau Holding, to supervise the implementation of the new Basel Capital Accord rules.

The approach taken by management to prepare the Organization for the adoption of internal risk models was considered well structured by the Committee.

EXTERNAL AUDIT

The interaction between the Audit Committee and the External Auditors was focused on their comments on the results of their work and their opinion concerning the audited statements and financial reports, including a follow-up on the comments provided by Management to their recommendations. Special attention was given during the second half of the year to the practical aspects of the activities of the External Auditors within the Conglomerate, the qualification of their staff and the planning of their work.

An evaluation was also made of the compliance by PricewaterhouseCoopers with the regulatory provisions concerning the independence of external auditors with respect to the entities they audit.

Based on these examinations and on information provided by PricewaterhouseCoopers itself, the Committee did not identify any situations that could affect the objectivity and independence of the External Auditors.

INTERNAL AUDIT

The Audit Committee was made responsible for the supervision of Internal Audit, as a means of reinforcing the Organization's corporate governance structure. Thus, the coordination of the planning of Internal Audit's activities, the methodologies employed and the scope of its activities is the responsibility of the Committee, while preserving Internal Audit's administrative and operational autonomy.

During the six-month period, the Committee requested Internal Audit to undertake several tasks, all of them focused on corporate aspects of risk assessment. The results presented during the Committee's work sessions did not bring to its attention the existence of any residual risk that could affect the soundness and continuity of the Organization.

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

The Audit Committee has a good impression of the quality of the technical and managerial staff of Internal Audit and of the scope and results of their activities.

COMPLIANCE WITH THE LEGISLATION, REGULATORY REQUIREMENTS AND INTERNAL POLICIES AND PROCEDURES

The Committee examined the procedures for monitoring compliance with the applicable legislation, regulatory requirements and the internal policies and procedures developed by Itau Holding and did not find any noncompliance situations that could affect the continuity of Itau Holding.

CONSOLIDATED FINANCIAL STATEMENTS

The Committee evaluated the processes for preparing individual and consolidated, balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers Auditores Independentes and executives from the Organization.

An evaluation was also made of the relevant accounting practices used by the Itau Financial Conglomerate in the preparation of its financial statements. The Committee confirmed that they are in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Comissao de Valores Mobiliarios, Conselho Monetario Nacional and Banco Central do Brasil.

RECOMMENDATIONS

Regular meetings were held with the President of Itau Holding, as part of the Committee's on-going activities and as required by its charter. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities and also to present its recommendations, all of which were accepted by Management.

CONCLUSION

This Committee, based on the activities undertaken since its inception and with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited financial statements of Banco Itau Holding Financeira S.A., as of December 31, 2004.

Sao Paulo, February 17, 2005

The Audit Committee

Carlos da Camara Pestana - Chairman

Alcides Lopes Tapias

Tereza Cristina Grossi Togni - Financial Expert

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

                          OPINION OF THE FISCAL COUNCIL

     The members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A., after examining the management's report and the financial statements for the year ended December 31, 2004, have verified the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that they be approved by the Company's Board of Directors.

                         Sao Paulo-SP, February 21, 2005

                        GUSTAVO JORGE LABOISSIERE LOYOLA
                                    Chairman

                             ALBERTO SOZIN FURUGUEM
                                    Councilor

                               IRAN SIQUEIRA LIMA
                                    Councilor

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

Banco Itau Holding Financeira S.A. -
Consolidated Financial Statements - December 31, 2004

                             [GRAPHIC APPEARS HERE]

[LOGO ITAU]

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                       Management Discussion and Analysis
                       December 2004

                             [GRAPHIC APPEARS HERE]

CONTENTS

Executive Summary                                                             87
Analysis of the Consolidated Performance                                      95
- Analysis of the Net Interest Margin                                         96
- Results from Doubtful Debts                                                 97
- Banking Service Fees                                                        99
- Administrative and Tax Expenses, except for ISS, PIS and COFINS            100
- Tax Expenses for ISS, PIS and COFINS                                       105
Analysis of the Pro Forma Results                                            107
Banco Itau Segments                                                          110
Banking                                                                      112
Credit Cards                                                                 114
Insurance, Capitalization and Pension Plans                                  118
Investment Funds and Managed Portfolio                                       123
Banco Itau BBA                                                               124
Balance Sheet by Currency                                                    126
Risk Management                                                              128
Activities Abroad                                                            134
Ownership Structure                                                          137
Performance in the Stock Market                                              139
Independent Auditors' Report                                                 140

We point out that the figures referring to 2003, shown in this report, have been reclassified for purposes of comparability, without causing an impact on the net income.

We point out that the pro forma data referring to previous periods shown in this report has been reclassified due to the improvement of the criterion of allocated capital.

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding balance sheet accounts.

The tables in this report are expressed in millions. However, variations and totals were calculated based on amounts expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity, and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in the tax legislation).

EXECUTIVE SUMMARY

HIGHLIGHTS                                   R$ Million (except where indicated)

                                                      4TH Q./04     3RD Q./04       4TH Q./03        2004           2003
                                                    ------------   ------------   ------------   ------------   ------------
STATEMENTS OF INCOME
  Net Income                                               1,030            920            854          3,776          3,152
  Net Interest Income                                      3,624          2,673          2,698         11,127         10,861
  Net Income from Financial Operations                     3,358          2,433          2,258         10,200          9,224
  Bank Service Fees                                        1,799          1,508          1,343          6,165          5,121
INCOME PER SHARES (R$)
  Consolidated Net Income per shares (1)                    9.10           8.13           7.49          33.33          27.66
  Number of Outstanding Shares - in thousands (2)        113,271        113,250        113,944        113,271        113,944
  Book Value per thousand shares (1)                      123.34         118.95         104.25         123.34         104.25
  Dividends / JCP (3) (R$ Million)                           514            355            202          1,372          1,108
  Dividends / JCP (3) per shares (1)                        4.54           3.13           1.77          12.11           9.72
  Market Capitalization (R$ Million)                      44,092         34,959         30,453         44,092         30,453
  Market Capitalization (US$ Million)                     16,611         12,229         10,540         16,611         10,540
PERFORMANCE RATIO (%)
  ROE Annualized                                            32.9%          30.3%          32.0%          27.0%          26.5%
  ROA Annualized                                             3.2%           2.7%           2.9%           2.9%           2.7%
  Solvency Ratio (BIS Ratio)                                20.6%          19.4%          19.8%          20.6%          19.8%
  Evolution of Net Interest Margin (4)                      13.6%          12.4%          13.6%          13.2%          13.9%
  Provision for Loan and Lease Losses/ Non
   Performing Loans                                          220%           210%           198%           220%           198%
  Efficiency Ratio                                          45.9%          52.5%          59.9%          52.4%          54.5%

                                                                           DEC 31,04      SEP 30,04      DEC 31,03
                                                                         ------------   ------------   ------------
BALANCE SHEET
  Total Assets                                                                130,339        138,520        118,738
  Credit Operations                                                            47,407         44,810         38,659
  Sureties, Endorsements and Guarantees                                         5,868          6,249          5,923
  Credit Operations + Sureties, Endorsements and Guarantees                    53,275         51,059         44,581
  Securities + Interbank Accounts                                              37,900         37,419         39,605
  Total Deposits                                                               42,030         37,590         36,698
  Stockholder's Equity of Itau Consolidated                                    13,971         13,471         11,879

RELEVANT DATA
  Assets Under Management                                                      99,753         93,774         81,102
  Employees (5)                                                                45,316         42,152         42,450
  Active Customers (Million)                                                     11.8           11.7           11.5
  Branches (units)                                                              2,279          2,262          2,321
  CSBs (units)                                                                    791            795            851
  Automated Teller Machines (units)                                            21,150         20,703         20,021

(1) Lots of thousand shares in Sept/04 and Dec/03, as shares were reverse split in the fourth quarter of 2004.
(2) In millions in Sep/04 and, Dec/03, as shares were reverse split in the fourth quarter of 2004.
(3)  JCP - Interest on Own Capital.
(4)  Does not consider nonrecurring items in the fourth quarter of 2004.
(5) In Dec/04 includes 2,812 employees due to the acquisition of Orbitall, 112 due to the acquisition of Banco Intercap's sales promotion company, and 606 Taii employees.

87   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FOURTH QUARTER OF 2004

NET INCOME AND RETURN ON EQUITY

                              [CHART APPEARS HERE]

NET INTEREST INCOME

                              [CHART APPEARS HERE]

BANK SERVICE FEES

                              [CHART APPEARS HERE]

EFFICIENCY RATIO

                              [CHART APPEARS HERE]

(*)  The efficiency ratio calculation criteria are detailed on page 19.

Banco Itau Holding posted a consolidated net income of R$1,030 million in the fourth quarter of 2004, corresponding to an annualized return of 32.9% on the balance of R$13,971 million of the parent company's net equity.

In addition to this outstanding and consistent result, the quarter was characterized by certain nonrecurring events, including: a) continuing decline in the Brazil country risk, reducing the volatility in the financial markets; b) full amortization of the goodwill on the increased shareholding in Credicard, from 33% to 50%, as well as the acquisition of 100% of the capital stock of Orbitall. In the absence of such events, we would have:

                                                   4TH Q./04   3RD Q./04   VARIATION
                                                   ---------   ---------   ---------
Net Income not considering nonrecurring itens          1,338       1,226         112
Result with Securities (Net of taxes)                    404           -         404
Bank Service Fees (Net of taxes)                          82           -          82
Net Income with effect of nonrecurring itens           1,824       1,226         598
Extraordinary Result                                    (794)       (305)       (488)
Net Income                                             1,030         920         110

Accordingly, we consider that the recurring net income, excluding nonrecurring events in the fourth quarter of 2004, was R$1,338 million, which more accurately reflects the recurring and sustainable operations of Itau, corresponding to a 9.2% growth as compared to the third quarter of 2004.

The financial margin totaled R$3,624 million in the past quarter, however it was impacted by R$612 million before taxes (R$404 million after taxes) of the item Securities Result, which we consider nonrecurring. Should the analysis be performed without taking this effect into account, the financial margin would stand at R$3,012 million, 12.7% above the previous quarter figures, and at 13.6% p.a. on the revenue-generating assets, compared to 12.4% p.a. in the third quarter of 2004.

This financial margin performance arises from Itau's strategic focus on expanding credit to micro, small and mid-sized companies.

Banking Service Fees totaled R$1,799 million, increasing by R$291 million compared to R$1,508 million in the previous quarter. Such growth relates to the increased customer base (financing), increased number of transactions in the last quarter of the year, recognition of R$124 million before taxes (R$82 million after taxes) of collection services rendered to INSS, since the Finance Ministry undertook to settle the federal bodies' debts in December 2004, as well as the increase in permanent investments in Credicard and Orbital, accounting for a R$50 million growth in these revenues.

Administrative and tax expenses, except for ISS, PIS and COFINS, reached R$2,480 million in the fourth quarter of 2004, which corresponds to a rise of R$321 million in relation to the previous quarter. Such rise is mainly attributable to Itau's strategy of focusing on new loan transactions (new customers who do not hold current accounts), such as: Taii, increased shareholding in Credicard and Orbitall (both consolidated), acquisition of the loan origination activities of Intercap bank, and the Itau-CBD alliance.

Personnel expenses in the quarter were impacted by two main factors: a) the collective salary agreement of September 2004, providing average salary increases of 9.7%; b) increased number of employees, from 42,152 at September 30 to 45,316 at December 31, 2004 - as a result of the full consolidation of Orbitall (having 2,812 employees), Intercap (112) and Taii's operations (345 new employees).

88   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY
FOURTH QUARTER OF 2004

CREDIT OPERATIONS (*)

                              [CHART APPEARS HERE]

(*)  Endorsements and Sureties included

PORTFOLIO OF LOANS AND SECURITIES
                                                                      R$ Million

                                                                         VARIATION (%)
                                            DEC 31, 04     SEP 30, 04    DEC.04-SEP.04
                                           ------------   ------------   -------------
Individuals                                      18,284         15,279            19.7%
Businesses                                       30,455         31,114            -2.1%
  Small businesses and middle market              8,559          7,396            15.7%
  Corporate                                      21,896         23,718            -7.7%

Restricted Loans                                  4,536          4,666            -2.8%
                                           ------------   ------------   -------------
Total - Loans                                    53,275         51,059             4.3%
                                           ------------   ------------   -------------
Public Securities                                 7,486          9,369           -20.1%
Private Securities                               12,145         11,216             8.3%
                                           ------------   ------------   -------------
Total - Securities                               19,631         20,585            -4.6%
                                           ------------   ------------   -------------
Total                                            72,906         71,644             1.8%
                                           ------------   ------------   -------------

Itau has supported and financed the current economic upturn in Brazil by offering a comprehensive range of credit products to meet the requirements of its diversified customer base. The commercial efforts undertaken by the bank led the loan portfolio, including endorsements and sureties, to grow by 4.3% in the fourth quarter of 2004, reaching R$53,275 million. In this connection, two segments should be highlighted: the micro, small and mid-sized company credit portfolio, growing by 15.7% in the quarter, and the personal loan portfolio, increasing by 19.7%. Excluding the contribution of credits on consignment relating to the cooperation agreement between Itau and Banco BMG S.A., the credit expansion for individuals would be 17.5%. The private securities portfolio grew by 8.3% in the quarter, while the 7.7% decline in the corporate credit portfolio relates to the appreciation of the real against the U.S. dollar during the period. Given the significance placed on consumer credit by Itau after the most recent investments, the bank has decided that as of the next quarter, it will disclose information on a new segment reflecting the economic-financial performance of consumer credit oriented business areas. Banco Itau thus reaffirms its commitment to transparency, by providing market agents with a more detailed view of its operations.

NPL RATIO(*) - INDIVIDUALS X BUSINESSES (%)

                              [CHART APPEARS HERE]

(*)  Nonperforming Loans: Loans overdue for more than 60 days.

TECHNICAL RESERVES OF INSURANCE,
CAPITALIZATION AND PENSION PLANS

                              [CHART APPEARS HERE]

UNREALIZED RESULT

                              [CHART APPEARS HERE]

The nonperforming loan ratio maintained its positive trend, standing at 2.9% in the period, compared to 3.2% in the previous quarter. However, it should be pointed out that the business focus on credit products with higher margins - which simultaneously imply higher credit risk - could possibly give rise, in the near future, to changes in the improvement trend of nonperforming loans observed over the past 9 quarters.

Insurance, Pension Plan and Capitalization technical provisions amounted to R$11,023 million, increasing by 9.7% from the third quarter of 2004. The performance of the technical provisions of the VGBL product family continues to stand out, posting R$4,438 million at December 31, 2004, which when added to pension plan products corresponds to 11.6% growth in the same period to reach total technical provisions of R$8,565 million. This growth has consistently outperformed the Brazilian pension plan market.

Unrealized profits in Itau's income added up to R$2,371 million at December 31, 2004, compared to R$2,871 million at September 30. The reduction by R$499 million relates to the improved macroeconomic environment in Brazil, with the consequent decline in the Brazil country risk which led to a R$200 million decrease in the additional provision for securities, as well as to the realization of securities and recognition of the related market appreciation in the result for the period. Itau has also a balance of R$1,000 million of provision in excess of the minimum required for loan losses, which has not been taken into consideration in the unrealized profit/loss.

89   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED BALANCE SHEET

                                                                      R$ Million

                                                                                                             VARIATION
                                                                                                   -----------------------------
ASSETS                                               DEC 31, 04      SEP 30, 04      DEC 31, 03    DEC.04-SEP.04   DEC.04-DEC.03
------------------------------------------------   -------------   -------------   -------------   -------------   -------------
Current and Long Term Assets                             127,220         135,455         115,529          (8,235)         11,691
  Cash And Cash Equivalents                                1,930           1,926           2,157               4            (227)
  Short-term Interbank Deposits                           19,747          25,397          21,257          (5,650)         (1,511)
  Securities and Derivative
   Financial Instruments                                  29,176          28,258          28,943             917             233
  Interbank and Interbranch Accounts                      10,878          11,263           8,466            (385)          2,412
  Loans, Leasing Operations and Other Credits             47,407          44,810          38,659           2,597           8,748
  (Allowance for Loan Losses)                             (3,054)         (3,027)         (3,163)            (27)            109
  Other Assets                                            21,135          26,828          19,210          (5,692)          1,925
    Foreign Exchange Portfolio                             9,159          14,375           7,526          (5,216)          1,634
    Others                                                11,976          12,452          11,685            (476)            291
Permanent Assets                                           3,119           3,065           3,209              54             (90)
  Investments                                                920             888             924              32              (4)
  Fixed Assets                                             1,965           1,942           2,009              23             (44)
  Deferred Changes                                           234             235             276              (1)            (42)
                                                   -------------   -------------   -------------   -------------   -------------
TOTAL ASSETS                                             130,339         138,520         118,738          (8,181)         11,601
                                                   -------------   -------------   -------------   -------------   -------------

                                                                      R$ Million

                                                                                                             VARIATION
                                                                                                    -----------------------------
LIABILITIES                                           DEC 31, 04      SEP 30, 04      DEC 31, 03    DEC.04-SEP.04   DEC.04-DEC.03
-------------------------------------------------   -------------   -------------   -------------   -------------   -------------
Current and Long Term Liabilities                         115,127         123,888         105,658          (8,761)          9,469
  Deposits                                                 42,030          37,590          36,698           4,439           5,332
    Demand Deposits                                        11,156           9,723           9,672           1,434           1,484
    Saving Account                                         19,197          18,224          17,667             973           1,530
    Interbank Deposits                                        647             621           1,208              26            (561)
    Time Deposits                                          11,029           9,023           8,150           2,006           2,879
  Deposits Received under Securities Repurchase
   Agreements                                              16,098          21,929          16,932          (5,830)           (834)
  Funds from Acceptances and Issue of Securities            3,431           4,268           3,759            (837)           (328)
  Interbank and Interbranch Accounts                        1,078           2,476             778          (1,398)            301
  Borrowings and On-lendings                               10,518          11,269          12,968            (751)         (2,450)
  Derivative Financial Instruments                          1,173             786             755             387             419
  Technical Provisions for Insurance,
   Pension Plans and Cap                                   11,023          10,048           7,689             975           3,334
  Other Liabilities                                        29,775          35,522          26,080          (5,747)          3,695
    Foreign Exchange Portfolio                              9,405          14,643           7,785          (5,238)          1,620
    Subordinated Debt                                       4,765           4,835           4,814             (69)            (48)
    Others                                                 15,605          16,044          13,481            (440)          2,123
Deferred Income                                                47              57             110             (10)            (63)
Minority interest in subsidiaries                           1,193           1,104           1,090              89             104
Stockholder's Equity                                       13,971          13,471          11,879             500           2,092
                                                    -------------   -------------   -------------   -------------   -------------
TOTAL LIABILITIES                                         130,339         138,520         118,738          (8,181)         11,601
                                                    =============   =============   =============   =============   =============
Deposits                                                   42,030          37,590          36,698           4,439           5,332
Assets under Management                                    99,753          93,774          81,102           5,979          18,651
Total Deposits + Assets Under Management                  141,783         131,364         117,800          10,419          23,983

90   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED STATEMENT OF INCOME

                                                                      R$ Million


                                                                          4TH Q./04        3RD Q./04         2004
                                                                       --------------   --------------   --------------
Income from Financial Operations                                                4,747            2,712           17,271
  Loans and leasing operations                                                  2,268            1,755            9,363
  Securities                                                                    2,008              509            5,960
  Financial Income of Insurance, Capitalization and Pension Plans                 389              333            1,293
  Trade Finance and Foreign Exchange Portfolio                                    (92)             (25)              22
  Compulsory Deposits                                                             174              140              633

Expenses from Financial Operations                                             (1,122)             (39)          (6,144)
  Deposits, Money Market and Interbank Funds                                   (1,156)            (310)          (4,847)
  Financial Expense of Insurance, Capitalization and Pension Plans               (281)            (265)            (967)
  Borrowings, Assignments and On-lending                                          315              536             (330)

Net Interest Income                                                             3,624            2,673           11,127

Result for Loan Losses                                                           (267)            (241)            (927)
  Provision for Loan and Lease Losses                                            (434)            (402)          (1,582)
  Credits Recoveries and Renegociated                                             167              161              654

Net Income from Financial Operations                                            3,358            2,433           10,200

Other Operation Income (Expenses)                                                (659)            (775)          (2,858)
  Banking Service Fees                                                          1,799            1,508            6,165
  Result from Operations of Insurance, Cap. and Pension Plans                     190              193              781
  Administrative and Tax Expenses, excluding ISS, PIS and COFINS               (2,480)          (2,159)          (9,014)
    Personnel Expenses                                                           (910)            (845)          (3,320)
    Other Administrative Expenses                                              (1,218)          (1,041)          (4,289)
    Tax Expenses - CPMF and others                                                (75)             (54)            (241)
    Other Operating Expenses                                                     (276)            (220)          (1,164)
  Tax Expenses for ISS, PIS and COFINS                                           (320)            (321)          (1,184)
  Equity in the Earnings of Associated Companies                                   44              (57)              79
  Other Operating Income                                                          107               62              315

Operating Income                                                                2,699            1,658            7,342

  Non-operating Income                                                             27               (8)              29

Income before Income Tax and Social Contribution                                2,726            1,650            7,371

Income Tax and Social Contribution                                               (779)            (412)          (2,092)
Extraordinary Results                                                            (794)            (305)          (1,094)
Profit Sharing                                                                    (87)             (90)            (358)
Minority Interests                                                                (36)              77              (52)
                                                                       --------------   --------------   --------------
Net Income                                                                      1,030              920            3,776
                                                                       ==============   ==============   ==============
  Number of shares outstanding - In  Thousand                             113,271,050      113,250,221      113,271,050
  Book value per thousand shares - (R$)                                        123.34           118.95           123.34
  Net income per thousand shares - (R$)                                          9.10             8.13            33.33

                                                                                                  VARIATION
                                                                                        -------------------------------
                                                                                          4TH Q.04 -          2004 -
                                                                            2003          3RD Q.04            2003
                                                                       --------------   --------------   --------------
Income from Financial Operations                                               14,359            2,035            2,912
  Loans and leasing operations                                                  7,285              513            2,078
  Securities                                                                    4,923            1,499            1,038
  Financial Income of Insurance, Capitalization and Pension Plans               1,156               55              137
  Trade Finance and Foreign Exchange Portfolio                                     68              (67)             (46)
  Compulsory Deposits                                                             927               34             (294)

Expenses from Financial Operations                                             (3,498)          (1,084)          (2,646)
  Deposits, Money Market and Interbank Funds                                   (4,373)            (847)            (474)
  Financial Expense of Insurance, Capitalization and Pension Plans               (703)             (16)            (264)
  Borrowings, Assignments and On-lending                                        1,579             (221)          (1,908)

Net Interest Income                                                            10,861              951              266

Result for Loan Losses                                                         (1,638)             (26)             710
  Provision for Loan and Lease Losses                                          (2,207)             (32)             625
  Credits Recoveries and Renegociated                                             569                6               85

Net Income from Financial Operations                                            9,224              925              976

Other Operation Income (Expenses)                                              (3,510)             116              651
  Banking Service Fees                                                          5,121              291            1,044
  Result from Operations of Insurance, Cap. and Pension Plans                     747               (2)              33
  Administrative and Tax Expenses, excluding ISS, PIS and COFINS               (8,770)            (321)            (244)
    Personnel Expenses                                                         (3,174)             (65)            (145)
    Other Administrative Expenses                                              (4,120)            (178)            (170)
    Tax Expenses - CPMF and others                                               (204)             (21)             (37)
    Other Operating Expenses                                                   (1,272)             (57)             108
  Tax Expenses for ISS, PIS and COFINS                                           (914)               1             (270)
  Equity in the Earnings of Associated Companies                                   25              102               54
  Other Operating Income                                                          282               45               33

Operating Income                                                                5,714            1,041            1,628

  Non-operating Income                                                           (106)              35              135

Income before Income Tax and Social Contribution                                5,608            1,076            1,763

Income Tax and Social Contribution                                             (1,587)            (367)            (505)
Extraordinary Results                                                            (565)            (488)            (529)
Profit Sharing                                                                   (295)               3              (62)
Minority Interests                                                                 (9)            (114)             (42)
                                                                       --------------   --------------   --------------
Net Income                                                                      3,152              110              624
                                                                       ==============   ==============   ==============
  Number of shares outstanding - In  Thousand                             113,943,830           20,829         (672,780)
  Book value per thousand shares - (R$)                                        104.25             4.39            19.09
  Net income per thousand shares - (R$)                                         27.66             0.97             5.67

(1) In thousands in Sep/04 and Dec/03, as shares were reverse split in the fourth quarter of 2004.
(2) Lot of thousand shares in Sep/04 and Dec/03, as shares were reverse split in the fourth quarter of 2004.

The impacts of exchange rate variation on permanent investments abroad are distributed in the lines of the Statement of Income, according to the nature of the balance sheet accounts that originated them.

The effects of exchange rate variation on these investments are as follows: in the periods in which the real appreciates against foreign currencies, reductions in reais occur in foreign currency assets, the balancing item for which is a reduction in the income from the same assets; likewise, in those periods, reductions in foreign currency liabilities occur, leading to a reduction in expenses on these liabilities. On the other hand, in the periods in which the real depreciates in relation to the dollar, we see an opposite movement to those previously described.

At December 31, 2004, the dollar was quoted at R$2.6544, while at September 30 of the same year the dollar quotation reached R$2.8586.

91   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY - FOURTH QUARTER OF 2004

INCOME BY SEGMENTS

BANCO ITAU - BANKING
The Banking result, disregarding nonrecurring items, was impacted by the following set of factors: (a) expansion in the credit portfolio balance, with ensuing increase in the financial margin (mix improvement), mainly through the volume of vehicle financing and advances to current account holders, which also had a positive impact on banking service fees; (b) adjustment under the collective labor agreement to employees' compensation, charges and social benefit expenses, impacting administrative expenses and tax expenses, excluding ISS, PIS and COFINS; (c) higher IR and CSLL expenses, due to the expansion in taxable income from operations subject to taxes on net income; (d) increased non-operating income as a result of the adjustment of the criteria for setting up provisions for the impairment of assets not in use to be in accordance with current market conditions.

CREDIT CARDS
The net income from credit card transactions grew by 43.0% compared to the previous quarter and was positively impacted by the higher volume of financing of credit card holders. The customer base increased from 6,639 thousand in September 2004 to 7,085 thousand in December 2004 (excluding debit cards and Credicard cards), corresponding to a 6.7% growth in the fourth quarter of 2004. In the same period, the volume of transactions totaled R$4.0 billion (also excluding debit cards and Credicard cards), growing by 24.0% in relation to the previous quarter. Net income for the quarter, however, considers the positive contribution arising from the increased shareholding in Credicard and Orbitall.

INSURANCE, CAPITALIZATION, AND PENSION FUNDS
The net income from Insurance, Pension Plan and Capitalization transactions amounted to R$101 million in the fourth quarter of 2004, accounting for 9.8% of the total result. Earned premiums remained stable compared to the previous quarter, with growth in the automobile, life and personal accident lines, and reduction in transportation, health and other lines. Retained claims declined by R$26 million in the fourth quarter of 2004, chiefly due to the reduction in claims level in the life and personal accident lines. . This improvement, though, was offset by the increase in administrative and tax expenses, excluding ISS, PIS and COFINS, arising from the end of year campaigns and from higher insurance operating expenses, primarily those aimed at reducing claims.

FUNDS MANAGEMENT AND MANAGED PORTFOLIOS
The net income from funds management and managed portfolios grew chiefly as a result of the 6.4% increase in the volume of assets under management, totaling R$99,753 million at the end of December 2004, compared to R$93,774 in September of that year. Furthermore, the rise in interest rates favored funds management with respect to the performance of certain products.

BANCO ITAU BBA
The financial margin of Banco Itau-BBA grew by 18.7% from the previous quarter, as a result of the management of the exchange rate risk on investments abroad, which was partly offset by the tax effect on hedging transactions and gains on structured credit transactions. In the quarter, there was a reversal of the allowance for loan losses, primarily because of the effects of the appreciation of the real against the U.S. dollar on the credit portfolio denominated in foreign currency. Administrative and tax expenses, excluding ISS, PIS and COFINS, showed an increase when compared with the previous excluding quarter, because of the higher processing costs associated with the increase in the number of transactions with corporate customers and with the increase in personnel expenses arising from the collective negotiations (collective salary agreement). Expenses for IR and CSLL had an increase, basically because of the tax effect of the currency hedge derivative transactions for the investments abroad.

CORPORATION
The Corporation results were strongly impacted by extraordinary items in the period, including the full amortization of the goodwill paid on the increased shareholding in Credicard, the acquisition of 100% of the capital stock of Orbitall, and the acquisition of Banco Intercap's sales promotion company. The decline in financial margin reflects the lower volume of hedging derivative positions used by the bank to manage the exposure to currency risks.

92   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FOURTH QUARTER OF 2004
The pro forma financial statements of Banco Itau and Banco Itau BBA below are based on management information and reflect more accurately the performance of the conglomerate's various business units. Between the fourth and third quarters of 2004, the following variations occurred in the income statement of Itau's business segments.

PRO FORMA STATEMENT OF INCOME PER SEGMENT

                                                                      R$ Million

                                                                                          4TH Q./04
            BANCO ITAU PRO FORMA                      4TH Q./04      ADJUSTMENTS /1/     ADJUSTED (a)       3RD Q./04
------------------------------------------------   ---------------   ---------------   ---------------   ---------------
BANKING
  Net Interest Income                                        2,442               612             1,830             1,651
  Result from Loan Losses                                     (230)                -              (230)             (235)
  Banking Service Fees                                       1,123               124               999               946
  Administrative and Tax Expenses /2/,/3/                   (1,595)                -            (1,595)           (1,444)
  Income Tax and Social Contribution                          (517)             (250)             (266)             (125)
  Other /4/                                                   (101)                -              (101)             (220)
 Net Income                                                  1,123               486               637               573
CREDIT CARDS
  Net Interest Income                                          415                 -               415               312
  Result from Loan Losses                                      (68)                -               (68)              (33)
  Banking Service Fees                                         373                 -               373               283
  Administrative and Tax Expenses /2/,/3/                     (460)                -              (460)             (352)
  Income Tax and Social Contribution                           (58)                -               (58)              (54)
  Other /4/                                                    (29)                -               (29)              (35)
 Net Income                                                    175                 -               175               122
INSURANCE, CAPITALIZATION AND PENSION PLANS
  Net Interest Income                                          115                 -               115               115
  Earned Premiums                                              479                 -               479               485
  Result of Capitalization and Pension Plans                    51                 -                51                56
  Retained Claims                                             (266)                -              (266)             (293)
  Selling Expenses                                            (103)                -              (103)             (100)
  Administrative and Tax Expenses /2/,/3/                     (169)                -              (169)             (146)
  Income Tax and Social Contribution                           (23)                -               (23)              (39)
  Other /4/                                                     18                 -                18                35
 Net Income                                                    101                 -               101               113
PORTFOLIO MANAGEMENT AND MUTUAL FUNDS
  Banking Service Fees                                         187                 -               187               164
  Administrative and Tax Expenses /2/                          (99)                -               (99)              (90)
  Income Tax and Social Contribution                           (24)                -               (24)              (19)
  Other /4/                                                    (25)                -               (25)              (25)
 Net Income                                                     38                 -                38                30
                                                   ---------------   ---------------   ---------------   ---------------
Net Income of Banco Itau                                     1,437               486               951               837
                                                   ---------------   ---------------   ---------------   ---------------
           BANCO ITAU BBA PRO FORMA
  Net Interest Income                                          464                 -               464               391
  Result from Loan Losses                                       31                 -                31                27
  Banking Service Fees                                          84                 -                84                83
  Administrative and Tax Expenses /2/,/3/                     (159)                -              (159)             (133)
  Income Tax and Social Contribution                          (151)                -              (151)             (147)
  Other /4/                                                    (27)                -               (27)              (25)
                                                   ---------------   ---------------   ---------------   ---------------
Net Income of Banco Itau BBA                                   242                 -               242               196
                                                   ---------------   ---------------   ---------------   ---------------
               CORPORATION
  Net Interest Income                                          188                 -               188               205
  Banking Service Fees                                          (1)                -                (1)               (1)
  Administrative and Tax Expenses /2/,/3/                       (5)                -                (5)                5
  Income Tax and Social Contribution                            (7)                -                (7)              (27)
  Extraordinary Result                                        (794)             (794)               (0)             (305)
  Other /4/                                                    (29)                -               (29)               11
                                                   ---------------   ---------------   ---------------   ---------------
Net Income of Corporation                                     (648)             (794)              146              (113)
                                                   ---------------   ---------------   ---------------   ---------------
NET INCOME of ITAU CONSOLIDATED                              1,030              (308)            1,338               920
                                                   ---------------   ---------------   ---------------   ---------------

                                                                        3RD Q./04         VARIATION
              BANCO ITAU PRO FORMA                 ADJUSTMENTS /1/     ADJUSTED (b)       (a) - (b)
------------------------------------------------   ---------------   ---------------   ---------------
Banking
  Net Interest Income                                            -             1,651               179
  Result from Loan Losses                                        -              (235)                5
  Banking Service Fees                                           -               946                53
  Administrative and Tax Expenses /2/,/3/                        -            (1,444)             (151)
  Income Tax and Social Contribution                             -              (125)             (141)
  Other /4/                                                      -              (220)              119
 Net Income                                                      -               573                64
CREDIT CARDS
  Net Interest Income                                            -               312               104
  Result from Loan Losses                                        -               (33)              (35)
  Banking Service Fees                                           -               283                90
  Administrative and Tax Expenses /2/,/3/                        -              (352)             (108)
  Income Tax and Social Contribution                             -               (54)               (4)
  Other /4/                                                      -               (35)                6
 Net Income                                                      -               122                53
INSURANCE, CAPITALIZATION AND PENSION PLANS
  Net Interest Income                                            -               115                 0
  Earned Premiums                                                -               485                (6)
  Result of Capitalization and Pension Plans                     -                56                (5)
  Retained Claims                                                -              (293)               26
  Selling Expenses                                               -              (100)               (3)
  Administrative and Tax Expenses /2/,/3/                        -              (146)              (23)
  Income Tax and Social Contribution                             -               (39)               16
  Other /4/                                                      -                35               (17)
 Net Income                                                      -               113               (12)
PORTFOLIO MANAGEMENT AND MUTUAL FUNDS
  Banking Service Fees                                           -               164                22
  Administrative and Tax Expenses /2/                            -               (90)               (9)
  Income Tax and Social Contribution                             -               (19)               (4)
  Other /4/                                                      -               (25)               (0)
 Net Income                                                      -                30                 9
                                                   ---------------   ---------------   ---------------
Net Income of Banco Itau                                         -               837               114
                                                   ---------------   ---------------   ---------------
         BANCO ITAU BBA PRO FORMA
  Net Interest Income                                            -               391                74
  Result from Loan Losses                                        -                27                 3
  Banking Service Fees                                           -                83                 1
  Administrative and Tax Expenses /2/,/3/                        -              (133)              (26)
  Income Tax and Social Contribution                             -              (147)               (4)
  Other /4/                                                      -               (25)               (2)
                                                   ---------------   ---------------   ---------------
Net Income of Banco Itau BBA                                     -               196                45
                                                   ---------------   ---------------   ---------------
             CORPORATION
  Net Interest Income                                            -               205               (17)
  Banking Service Fees                                           -                (1)               (0)
  Administrative and Tax Expenses /2/,/3/                        -                 5               (10)
  Income Tax and Social Contribution                             -               (27)               21
  Extraordinary Result                                        (305)                -                (0)
  Other /4/                                                      -                11               (40)
                                                   ---------------   ---------------   ---------------
Net Income of Corporation                                     (305)              192               (47)
                                                   ---------------   ---------------   ---------------
NET INCOME of ITAU CONSOLIDATED                               (305)            1,226               112
                                                   ---------------   ---------------   ---------------

(1)  The adjustment mentions the exclusion of nonrecurring itens described.
(2)  Except ISS, PIS and COFINS.
(3) Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and others - and Other Operating Expenses included.
(4) Result of Insurance, Capitalization and Pension Plans, Tax Expenses of ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Income, Non-operating Income, Profit Sharing and Minority Interests included.

93   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                    ANALYSIS OF THE CONSOLIDATED PERFORMANCE

                             [GRAPHIC APPEARS HERE]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

THE FOURTH QUARTER OF 2004

In the fourth quarter of 2004, Itau achieved consolidated net income of R$1,030 million, increasing by 11.9% from the previous quarter figures. At December 31, 2004, the bank's net equity amounted to R$13,971 million, leading to annual ROE of 32.9%. It should be pointed out that Itau has consistently posted return on net equity in excess of 30% over the past ten quarters.

During the last quarter of 2004, the real appreciated 7.1% against the U.S. dollar, while the basic interest rate (Selic) went up from 16.25% p.a. in September to 17.75% p.a. at the end of December. Such moves impacted the bank's revenues and expenses for the period, as well as its equity position at December 31, 2004, as detailed below.

A number of non-recurring and extraordinary items had a significant impact on the bank's net income for the fourth quarter of 2004.

The main extraordinary item impacting the quarter results is associated with the full amortization of the goodwill paid on investments. During the period, Itau increased its shareholding in Credicard to become the leader in the Brazilian credit card market, acquired 100% of the shares in Orbitall, a leading credit card processing company in Brazil, and acquired Banco Intercap's sales promotion company. Furthermore, Itau and Banco BMG S.A. entered into a cooperation agreement which will enable the expansion of loans to individuals and the offer of unique financial products and services to BMG customers. Such acquisitions and agreements led to an increase in the number of non-depositors who use Itau's products and services, opening up new opportunities to strengthen relationships with non-depositors holders and expand the existing customer base.

Typically, Itau records under Extraordinary Items the impacts from the full amortization of goodwill. Therefore, extraordinary items amounted to R$794 million in the quarter, including the tax impacts of the transactions, which in this case are limited to the Social Contribution on Net Income.

Non-recurring items associated with marketable securities totaled R$612 million (before taxes) in the fourth quarter of 2004.

MACROECONOMICS RATIO

                                  4TH Q./04   3RD Q./04     2004        2003
                                  ---------   ---------   ---------   ---------
CDI                                     4.0%        3.9%       16.2%       23.3%
Exchange Rate                          -7.1%       -8.0%       -8.1%      -18.2%
Exchange Rate (Quotation in R$)      2.6544      2.8586      2.6544      2.8892
IGPM                                    2.0%        3.3%       12.4%        8.7%
Savings (TR + 6% p.a.)                  2.0%        2.1%        8.1%       11.1%

The realization of a portion of the available-for-sale securities portfolio, with the consequent recognition of the appreciation in the market value of these securities in results for the period, made a R$412 million (before taxes) contribution to the net income for the quarter. Additionally, we reversed R$200 million (before taxes) of the additional provision to cover the risk of present and past fluctuations in the quoted value of securities. The present macroeconomic scenario, both in Brazil and worldwide, points to a consistent decline in the likelihood of financial markets experiencing a period of highly volatile quotations, thus warranting the reduction in the related provisions.

The results for the quarter were impacted by a further non-recurring event. During the quarter, the Finance Ministry acknowledged amounts due by federal bodies - including services rendered to INSS - expanding the results for the quarter by R$124 million (before taxes).

Excluding the non-recurring and extraordinary items described above, the bank's results for the quarter would amount to R$1,338 million, up 9.2% on the recurring results for the previous quarter. The final net income of R$1,030 million reflects an excellent performance, inasmuch as it includes the full amortization of all goodwill on the acquisitions made in the last quarter of 2004.

The safety margin of the Basel Ratio was increased in the quarter, even considering the significant expansion in the loan portfolio and the acquisitions and associations consummated in the period. The solvency ratio stood at 20.6% in December 2004, growing by 1.2 p.p. compared to the previous quarter. Such increase was driven by the strong internal generation of results during the period.

95   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

NET INTEREST MARGIN

The net interest margin of Itau reached R$3,624 million in the fourth quarter of 2004, growing by 35.6% in relation to the prior quarter.

The higher financial margin in the period can be chiefly attributed, except for non-recurring events, to the 4.3% growth in the loan portfolio balance when compared to the previous quarter, adding up to R$53,275 million, including endorsements and sureties. As a result of the expansion in the balance of loan and finance instruments, the financial margin increased by R$219 million during the period.

Overall, Itau's loan portfolio has shown a positive trend in virtually all segments. In particular, the balance of credit card operations grew by 49.0% in the period, reaching R$5,162 million, of which R$799 million arise from the increased shareholding in Credicard, a company whose contribution to the consolidated figures is in proportion to the share control by Itau (50% interest). Management believes that the increased market share in the credit card market puts Itau in an excellent position to expand further its customer base, inasmuch as credit cards are efficient credit extension vehicles, given their low operating costs.

During the fourth quarter, the vehicle financing balance grew by 15.1% over the previous quarter to reach R$6,196 million. The risks associated with this portfolio are mitigated because of the lack of borrower concentration and low default levels which, combined with the highly dispersed distribution network, efficient credit approval and extension processes, and scale of transactions, have significantly contributed to Itau's results.

The micro, small and mid-sized businesses portfolio totaled R$8,559 million at the end of the period, corresponding to a 15.7% increase from the previous quarter. This portfolio's growth rates have outperformed market levels since Itau had not previously exploited this segment's potential because the financial institutions acquired in the recent past were more focused on individual customers. Over the past twelve months, Itau realized part of this segment's growth potential, achieving an impressive 70.8% increase in the portfolio, testifying to the significant mix change introduced during the period.

Finally, the corporate loan portfolio was adversely impacted by the appreciation of the real against the dollar during the quarter and declined by 7.7%, adding up to R$21,896 million.

The financial margin in the fourth quarter of 2004 was also impacted by certain nonrecurring items described above. The improved Brazilian and global macroeconomic scenario allowed for an adjustment to the accruals for the risks associated with past and present fluctuations in the quotations of securities. The risk of financial markets experiencing a period of highly volatile quotations is steadily declining. This allowed for a partial reduction in the balance of the additional provision for securities, leading to a reversal of R$200 million in the quarter. Also, a portion of the securities portfolio was realized during the period, and the related market appreciation of R$412 million was included in the financial margin for the quarter.

If nonrecurring financial margin items were excluded for comparison purposes, we would arrive at an adjusted financial margin of R$3.012 million, corresponding to an annualized financial margin of 13.6%, compared to 12.4% in the previous quarter.

NET INTEREST MARGIN ANALYSIS

                                                                      R$ Million

                                                                          4th Q./04   3RD Q./04     2004        2003
                                                                          ---------   ---------   ---------   ---------
A) Net Interest Margin (*)                                                    3,012       2,673      11,127      10,861

AVERAGE BALANCE FROM OPERATIONS (**)
  Average Cash and Cash Equivalents + Short-Term Interbank Deposits +
   Securities - Money Market Funding - Derivative Financial Instruments      33,224      33,181      33,644      31,735
  Average Interbank and Interbranch Accounts                                 11,071      10,829      10,073       9,650
  Average Net Foreign Exchange Portfolio                                       (257)       (188)       (194)       (260)
  Average Net Loans                                                          44,669      42,126      40,922      36,741
B) Average Earning Assets                                                    88,706      85,948      84,445      77,865

  Annual  Average Ratio of Net Interest Margin                    = A/B        13.6%       12.4%       13.2%       13.9%

(*)  Net interest margin excluding the nonrecurring itens decribed
(**) The average balance for the quarter is obtained by taking the arithmetic average of the balance of the last day of the current quarter and that of the previous quarter. The average balance for the half-year is obtained by taking the arithmetic average of the balance of the last day of the last five months ((Dec + Mar + Jun + Sep + Dec) / 5).

96   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

RESULTS FROM DOUBTFUL LOANS

Once again, the upturn in the economic scenario and an appropriate credit policy adopted by Itau were behind the improved performance indices of the loan and finance portfolios. The fourth quarter of 2004 saw the consolidation of a number of positive indicators of the credit area, in particular the steady decline in default levels. The nonperforming loan index continued to improve, reaching 2.9% in the period versus 3.2% in the third quarter. However, it should be pointed out that the business focus on credit products with higher margins - which simultaneously imply in higher credit risk - could possibly give rise, in the near future, to changes in the improvement trend of nonperforming loans observed over the past 9 quarters.

NON PERFORMING LOANS

                                                                      R$ Million

                                        DEC 31, 04    SEP 30, 04    JUN 30, 04
                                       -----------   -----------   -----------
Total Non Performing Loans (a)               1,388         1,440         1,499
Provision for Loan and Lease Losses         (3,054)        3,027)       (3,065)
Credit Portfolio (b)                        47,407        44,810        42.381
NPL Ratio [(a)/(b)] x 100                      2.9%          3.2%          3.5%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual method.
(b)  Endorsements and Sureties not included.

ANALYSIS OF RESULT FROM POSSIBLE LOAN LOSSES

                                                                      R$ Million

                                                           4TH Q./04                             3RD Q./04
                                             ------------------------------------   ------------------------------------
                                              INDIVIDUALS     BUSINESSES    TOTAL    INDIVIDUALS     BUSINESSES    TOTAL
                                             ------------   ------------   ------   ------------   ------------   ------
(Increase)/Generic Reversal                           (43)             3      (40)           (14)             3      (11)
(Increase)/Specific Reversal                         (338)           (55)    (394)          (328)           (63)    (391)
                                             ------------   ------------   ------   ------------   ------------   ------
Subtotal (Increase)/Reversal                         (382)           (52)    (434)          (343)           (59)    (402)
Exceeding Provision                                                             -                                      -
                                                                           ------                                 ------
Expenses for Provision for Loan Losses                                       (434)                                  (402)
                                                                           ------                                 ------
Credits Recoveries and Renegotiated                                           167                                    161
                                                                           ------                                 ------
Result from Loan Losses                                                      (267)                                  (241)
                                                                           ------                                 ------

Provisions for loan losses amounted to R$434 million in the fourth quarter of 2004, an 8.0% increase from the previous quarter. As discussed above, general allowances for loan transactions with individual customers increased during the period, in connection with the expansion in the loan and finance portfolio balance. Likewise, specific allowances were slightly increased, also because of the expansion in the loan portfolio.

Specific allowances for corporate customers were reduced by R$7 million, as a result of the improved portfolio quality.

Income from the recovery of written-off loans reached R$167 million in the quarter, up 3.6% on the previous quarter. The review of models, processes and credit recovery policy over the year played an important role in this regard.

The balance sheet allowance for loan losses totaled R$3,054 million at December 31, 2004, corresponding to a 0.9% increase in the period. The non-specific accrual for loan losses remained stable during the period, totaling R$1,000 million.

The ratio of allowances for loan losses to the total portfolio balance (excluding endorsements and sureties) reached 6.4%, compared to 6.8% in the previous quarter, an additional indicator of the improved portfolio quality.

97   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

The excess of the allowance for loan losses over the total amount in arrears of the portfolio increased by 31.8% during the period, standing at R$575 million.

ABNORMAL PORTFOLIO

                                                                      R$ Million

                                        DEC 31, 04    SEP 30, 04    JUN 30, 04
                                       -----------   -----------   -----------
Abnormal Portfolio                           2,478         2,590         2,550
Total Allowance                             (3,054)       (3,027)       (3,065)
Excess of Allowance                            575           437           515

(*) Abnormal Portfolio is the total of installments overdue for more than 14 days.

COVERAGE RATIO(*)

                              [CHART APEARS HERE]

(*)  Provision for Loan and Lease Losses/Total Non Performing Loans

MOVEMENTS OF CREDIT PORTFOLIO

                                                                      R$ Million

                                                       4TH Q./04                                  3RD Q./04
                                         ---------------------------------------   ---------------------------------------
                                         INDIVIDUALS    BUSINESSES      TOTAL      INDIVIDUALS    BUSINESSES      TOTAL
                                         -----------   -----------   -----------   -----------   -----------   -----------
Previous Balance                              17,228        27,582        44,810        15,787        26,594        42,381
Balance arising from the increased
 shareholding in Credicard                       799             -           799             -             -             -
New Contracts                                  6,810        12,474        19,284         5,127        11,443        16,570
Debt Renegotiation                               276            61           337           189            54           243
Accrual/ Movements                            (1,108)       (1,398)       (2,506)       (1,470)       (1,516)       (2,986)
Settlement                                    (3,570)      (11,283)      (14,853)       (2,090)       (8,867)      (10,957)
Write-off                                       (253)         (210)         (463)         (315)         (125)         (440)
Final Balance                                 20,181        27,226        47,407        17,228        27,582        44,810

MOVEMENTS OF PROVISION FOR LOAN LOSSES

                                                                      R$ Million

                                                            4TH Q./04
                                       -----------------------------------------------------
                                                                    EXCEEDING
                                       INDIVIDUALS    BUSINESSES    ALLOWANCE      TOTAL
                                       -----------   -----------   -----------   -----------
Previous Balance                            (1,329)         (697)       (1,000)       (3,027)
Balance arising from the increased
 shareholding in Credicard                     (56)            -             -           (56)
New Contracts                                 (406)         (175)                       (581)
Debt Renegotiation                            (143)          (24)                       (166)
Risk Level Transfer                           (305)          (70)                       (375)
Accrual/ Movements                              16          (205)                       (189)
Settlement                                     456           421                         877
Exceeding Allowance                                                          -             -
Total                                         (382)          (52)            -          (434)
                                       -----------   -----------   -----------   -----------
Write-off                                      283           180                         463
Final Balance                               (1,484)         (569)       (1,000)       (3,054)

                                                            3RD Q./04
                                       -----------------------------------------------------
                                                                    EXCEEDING
                                       INDIVIDUALS    BUSINESSES    ALLOWANCE       TOTAL
                                       -----------   -----------   -----------   -----------
Previous Balance                            (1,301)         (764)       (1,000)       (3,065)
Balance arising from the increased
 shareholding in Credicard                       -             -             -             -
New Contracts                                 (188)         (106)                       (295)
Debt Renegotiation                             (95)          (23)                       (119)
Risk Level Transfer                           (318)          (76)                       (393)
Accrual/ Movements                              75            43                         118
Settlement                                     184           103                         287
Exceeding Allowance                                                          -             -
Total                                         (343)          (59)            -          (402)
                                       -----------   -----------   -----------   -----------
Write-off                                      315           125                         440
Final Balance                               (1,329)         (697)       (1,000)       (3,027)

98   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

BANKING SERVICE FEES

                                                                      R$ Million

                                                      4TH Q./04     3RD Q./04     VARIATION
                                                     -----------   -----------   -----------
Resources Management                                         376           358            17
  Mutual Fund Management Fees                                356           337            19
  Income from Administration of Consortium                    19            21            (2)
Current Account Services                                     327           303            24
Credit Operations and Guarantees Provided                    266           234            32
  Credit Operations                                          242           208            34
  Income from Guarantees Provided                             25            26            (2)
Collection Services                                          302           180           122
  Collection                                                  97            93             4
  Interbank Fees (Bills, Checks and Documents)                48            48             0
  Tax Collection                                             156            39           118
Credit Cards                                                 371           282            89
Others                                                       158           151             7
  Foreign Exchange Services                                    9             9             0
  Brokerage Services                                          31            23             7
  Income from Inquiries of the Serasa Databases               38            37             1
  Custody Services and Managed Portfolios                     11            10             1
  Other Services                                              69            72            (3)
                                                     -----------   -----------   -----------
Total                                                      1,799         1,508           291
                                                     -----------   -----------   -----------

During the fourth quarter of 2004, Banking Service Fees increased by R$291 million from the previous quarter, from R$1,508 million to R$1,799 million.

One driver of the good performance in the quarter was the present economic upturn in Brazil, leading to an increase in both the volume of loan transactions -generating a R$34 million growth in revenues from credit origination fees - and the number of current account transactions, improving the related revenues. Banking Service Fees were also positively impacted by the acknowledgement, by the Finance Ministry, of debt in the amount of R$124 million for collection services for the INSS. In December 2004, the Ministry undertook to settle federal debts.

Credit card revenues, which grew as a result of the increased share of Itau in Credicard and Orbitall, as well as fund management revenues, are detailed in the segment review section.

When compared to Administrative and Tax Expenses except for ISS, PIS and COFINS, the coverage index of Banking Service Fees stood at 73%. Should the nonrecurring effect of the INSS fees of R$124 million be disregarded, this index would be 68%.

The criterion for determining the number of active customers has been revised to include only customers who have carried out one or more current account transactions over the preceding six-month period or whose average current account balance was not equal to zero over the same period. Customers were previously considered active when they had carried out one or more current account transactions over the preceding six-month period or whose average deposit account balance for the past three months was not equal to zero.

BANKING SERVICE FEES COVERAGE INDEX OVER

ADMINISTRATIVE AND TAX EXPENSES EXCEPT FOR ISS, PIS AND COFINS(*)

                              [CHART APPEARS HERE]

(*) Calculated by dividing Banking Service Fees by Personnel Expenses and by Administrative and Tax Expenses except for ISS, PIS and COFINS (Personnel Expenses, Others Administrative Expenses, Tax Expenses of CPMF and Others and Other Operating Expenses)

PRODUCTS PER CLIENT AND QUANTITIES : ACTIVE CLIENTS AND CURRENT ACCOUNTS

                              [CHART APPEARS HERE]

99   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

ADMINISTRATIVE AND TAX EXPENSES EXCEPT FOR ISS, PIS AND COFINS

                                                                       R$Million

                                                      4TH Q./04    3RD Q./04    VARIATION
                                                     ----------   ----------   ----------
Personnel Expenses                                          910          845           65
                                                     ----------   ----------   ----------
  Remuneration                                              506          486           20
  Charges                                                   158          152            6
  Social Benefits                                           128          114           15
  Training                                                   15           11            4
  Employee Resignation and Labor Claims                      86           75           12
  Single Bonus                                               17            8            9
                                                     ----------   ----------   ----------
Other Administrative Expenses                             1,218        1,041          178
                                                     ----------   ----------   ----------
  Data Processing and Telecommunication                     282          267           15
  Depreciation and Amortization                             191          136           55
  Premises                                                  156          133           23
  Third-Party Services                                      195          168           27
  Financial System Service                                   85           81            4
  Advertising, Promotions and Publications                  103           74           29
  Transportation                                             49           46            3
  Materials                                                  38           39           (1)
  Security                                                   33           33           (0)
  Legal and Judicial Suit                                    22           11           11
  Travel Expenses                                            15           12            3
  Others                                                     51           41            9
                                                     ----------   ----------   ----------
Other Operating Expenses                                    276          220           57
                                                     ----------   ----------   ----------
  Provision for contingencies                                86           80            6
    Tax and Social Securities                                33           31            2
    Civil Lawsuits                                           63           51           11
    Others                                                  (10)          (3)          (8)
  Sales - Credit Cards                                       70           43           27
  Claims                                                     19           23           (4)
  Charges on Taxes                                           14            0           14
  Net Exchange Variation on Assets and Liabilities
   of Companies Overseas                                      -           (7)           7
  Others                                                     87           81            6
                                                     ----------   ----------   ----------
Tax Expenses                                                 75           55           21
                                                     ----------   ----------   ----------
  CPMF                                                       55           40           15
  Other taxes                                                20           14            6
                                                     ----------   ----------   ----------
Total Administrative and Tax Expenses except for
 ISS, PIS and COFINS                                      2,480        2,160          320
                                                     ----------   ----------   ----------

Following a series of studies carried out in the methodology for calculating the efficiency ratio (where international practices were taken into consideration), Itau has decided to expand the concept of administrative expenses to expenses not derived from interest, in such a way as to provide the users of the Management Discussion and Analysis Report a view closer to that shared by the international markets. The concept of expenses not derived from interest encompasses Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes (except ISS, PIS and COFINS) and Other Operating Expenses, and will now be shown in this report under the name of Administrative and Tax Expenses except for ISS, PIS and COFINS.

PERSONNEL EXPENSES

Personnel Expenses totaled R$910 million in the fourth quarter of 2004, an increase when compared to R$845 million in the previous quarter. The R$65 million rise is chiefly due to the salary adjustment under the collective labor agreement of September 2004, with an impact of 9.7% on average on remuneration, charges and social benefits, besides the additional meal voucher, which gave rise to a R$17 million increase in these expenses in the fourth quarter.

This growth is also attributable to the increased share in Orbitall and Credicard, as well as employee resignation and labor claims expenses, as a result of which personnel expenses went up by R$17 million and R$12 million, respectively.

100  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

The number of employees grew by 7.5% compared to the previous quarter on account of the acquisitions in the fourth quarter of Orbitall, with 2,812 employees, and Intercap, with a staff of 112. The expansion of Taii also required hiring 345 new employees during the quarter, totaling 606.

It follows that the increase in the number of employees stems directly from the bank's efforts to expand the credit offer to segments not previously covered by Itau. The comparison between periods of the previously existing operations shows a reduction of 65 people.

OTHER ADMINSITRATIVE EXPENSES

In the fourth quarter of 2004, Other Administrative Expenses reached R$1,218 million, up R$178 million on the previous quarter. This increase was partly due to depreciation and amortization expenses, which grew by R$55 million primarily as a result of the additional depreciation of assets with residual values below R$3,000.00.

Premises also made a contribution to the growth in Other Administrative Expenses by R$23 million, due to the increased number of improvement projects at branches, CEI expansion, adjustments to rental agreements and increased consumption of electricity.

The increased share in Orbitall and Credicard gave rise to a R$52 million growth in Other Administrative Expenses, in particular Data Processing and Telecommunication, Advertising, Promotions and Publications, and Third-Party Services.

NUMBER OF EMPLOYEES (*)

                              [CHART APPEARS HERE]

(*) Includes Banco Fiat Since Mar/03 and Orbitall and intercap bank's sales promotion company since Dez/04.

OTHER OPERATING EXPENSES

During the fourth quarter of 2004, Other Operating Expenses amounted to R$276 million, growing by 25.8% from the previous quarter. This was mainly driven by increased share in Orbitall e Credicard, providing increase in credit card sales expenses, and operating provisions set up for contingent liabilities.

TAX EXPENSES FOR CPMF AND OTHERS

Tax Expenses for CPMF and Others totaled R$75 million in the fourth quarter, a R$21 million increase. Such rise relates mainly to increased CPMF expenses on account of payments made during the period with respect to the acquisition of investments.

101  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

COST CONTROL

Administrative and Tax Expenses except ISS, PIS and COFINS in 2004 increased by 2.8% compared to 2003, below inflation indices for 2004, such as IPCA (7.60%) and IGP-M (12.41%). If one disregards the effect of the increased shareholding in Credicard and Orbitall, in addition to Taii costs, which started operations in June 2004, and the additional depreciation recorded in December 2004, the increase falls to only 1.0%.

It should be stressed that Personnel Expenses were impacted by the collective labor agreement providing salary rises of 12.6% in September 2003 and 9.7%, on average, in September 2004.

These robust figures are the outcome of the companywide commitment to cost control and process streamlining and redesign. The internal campaign called "How Much Does it Cost?", which ran throughout 2004, is a good example of our efforts.

A further important action taken in 2004 was the migration of the branch networks of Banerj, Banestado, Beg and Bemge banks to the Itau banner. Between December 2003 and November 2004, 460 service locations were converted to the Itau banner, with no adverse effects on the service quality. This is a cost saving effort, inasmuch as data processing activities become more integrated and service locations are optimized.

Actions taken in 2004 are in addition to other efforts that are already an integral part of the Itau management model, such as the Process and Costs Streamlining Committee (CRPC), which since 1995 monitors the performance of Administrative and Tax Expenses except for ISS, PIS and COFINS and develops plans aimed at cutting costs.

ADMINISTRATIVE AND TAX EXPENSES EXCEPT FOR ISS, PIS AND COFINS

                                                                      R$ Million

                                                                                                             VARIATION
                                                                                                      ----------------------
                                                                                  2004       2003     2004 - 2003       %
                                                                                --------   --------   -----------   --------
Personnel Expenses                                                                 3,320      3,174           145        4.6%
                                                                                --------   --------   -----------   --------
  Remuneration                                                                     1,881      1,678           203       12.1%
  Charges                                                                            583        517            66       12.7%
  Social Benefits                                                                    477        439            38        8.7%
  Training                                                                            48         44             4        8.8%
  Employee Resignation and Labor Claims                                              305        440          (135)     -30.6%
  Single Bonus                                                                        25         56           (30)     -54.7%
                                                                                --------   --------   -----------   --------
Other Administrative Expenses                                                      4,289      4,120           170        4.1%
                                                                                --------   --------   -----------   --------
  Data Processing and Telecommunication                                            1,077      1,049            28        2.7%
  Depreciation and Amortization                                                      604        603             1        0.1%
  Premises                                                                           553        528            26        4.9%
  Third-Party Services                                                               660        576            84       14.5%
  Financial System Service                                                           323        305            19        6.1%
  Advertising, Promotions and Publications                                           305        288            17        5.8%
  Transportation                                                                     185        190            (5)      -2.6%
  Materials                                                                          143        145            (2)      -1.2%
  Security                                                                           128        126             2        1.3%
  Legal and Judicial Suit                                                             65         57             9       15.2%
  Other                                                                              246        253            (8)      -3.1%
                                                                                --------   --------   -----------   --------
Other Operating Expenses                                                           1,164      1,272          (108)      -8.5%
                                                                                --------   --------   -----------   --------
  Provision for Contingencies                                                        534        621           (87)     -14.0%
  Sales - Credit Cards                                                               211        164            47       28.6%
  Claims                                                                              83        106           (23)     -21.6%
  Charges on Taxes                                                                    37         44            (7)     -16.5%
  Net Exchange Variation on Assets and Liabilities of Companies Overseas               -         67           (67)    -100.0%
  Others                                                                             300        272            29       10.6%
                                                                                --------   --------   -----------   --------
Tax Expenses                                                                         242        205            37       18.2%
                                                                                --------   --------   -----------   --------
  CPMF                                                                               168        142            27       18.7%
  Other Taxes                                                                         73         63            11       17.0%
                                                                                --------   --------   -----------   --------
Total Administrative and Tax Expenses except for ISS, PIS and COFINS               9,015      8,771           244        2.8%
                                                                                --------   --------   -----------   --------
  Increase in Credicard Participation                                                (48)
  Increase in Orbitall Participation                                                 (38)
  Taii                                                                               (25)
  Additional depreciation (fixed assets with residual value under R$ 3.000,00)       (47)
                                                                                --------
Total Adjusted Administrative and Tax Expenses except for ISS, PIS and COFINS      8,858      8,771            87        1.0%
                                                                                --------   --------   -----------   --------

102  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

EFFICIENCY RATIO

                              [CHART APPEARS HERE]

The efficiency ratio was 45.9% in the fourth quarter of 2004, 6.6 p.p. below the previous quarter. It should be pointed out that such an excellent index is not expected to recur in the next few quarters, because of the fortuitous nature of events mentioned elsewhere in this report that had positive impacts on the financial margin and the banking service fees in the quarter. In the absence of such events, the ratio would have been 50.9%.

Customer service locations comprised 24,220 units in December 2004, compared to 23,760 in September. The growth is due to Itau's focus on expanding its ATM network, which increased by 447 units in the quarter.

During the fourth quarter, 52 new branches were opened, while 36 were closed down, mainly on account of the completion of the conversion of Banerj bank to the Itau banner, in addition to the opening of the first Itau branch in Japan.

At the end of 2004, the finance company Taii had 29 customer service locations, comprising 5 stores, 14 corners and 10 annexes in the Greater Sao Paulo and Greater Rio de Janeiro regions.

NETWORK EVOLUTION (*)

                              [CHART APPEARS HERE]

(*)  Includes Banco Itau Buen Ayre and Banco Itau BBA. Not includes Taif.

INTERNET BANKING CLIENTS

                              [CHART APPEARS HERE]

VOLUME OF SELF-SERVICE TRANSACTIONS

                                                           (Quantity in million)

                        ATM                                             HOME & OFFICE BANKING
             -------------------------                                  ---------------------
                                        AUTOMATED                                                        PURCHASE
                USUAL                   PROGRAMMED                                                      USING DEBIT
  PERIOD     TRANSACTION  WARNING (*)     DEBIT     ITAUFONE  BANKFONE  PC BANKING   INTERNET  ITAUFAX     CARD       TOTAL
-----------  -----------  ------------  ----------  --------  --------  ----------   --------  -------  -----------  --------
2002                 946           192         284       135        40          38        306       11           89     2,043
             -----------  ------------  ----------  --------  --------  ----------   --------  -------  -----------  --------
  1st Q./02          224            27          69        33        10          13         59        3           19       457
  2nd Q/02           225            46          70        38        10          11         71        3           20       494
  3rd Q./02          243            48          72        31        10           9         84        3           23       524
  4th Q./02          254            71          73        33        10           6         92        2           27       569
             -----------  ------------  ----------  --------  --------  ----------   --------  -------  -----------  --------
2003               1,033           586         302       145        41          13        427       10          121     2,677
             -----------  ------------  ----------  --------  --------  ----------   --------  -------  -----------  --------
  1st Q./03          260            67          75        37        10           5         95        2           26       576
  2nd Q/03           248           117          76        36        10           4         99        2           28       621
  3rd Q./03          254           151          75        36        11           3        111        2           30       675
  4th Q./03          271           251          76        36        10           1        121        2           36       805
             -----------  ------------  ----------  --------  --------  ----------   --------  -------  -----------  --------
2004               1,074           692         322       129        36           0        525        8          158     2,943
             -----------  ------------  ----------  --------  --------  ----------   --------  -------  -----------  --------
  1st Q./04          263           237          77        33         9           0        127        2           34       783
  2nd Q/04           258           139          78        32         8           0        130        2           37       686
  3rd Q./04          272           152          81        32         9           0        130        2           40       719
  4th Q./04          280           163          85        32         9           -        137        2           47       754

(*) Transaction through warning screen on ATM.

(1) Partial Efficiency
              (Personnel Expenses + Other Administrative Expenses)
Ratio  = ----------------------------------------------------------------
          (Net Interest Income + Credits Recoveries and Renegociated +
               Banking Service Fees + Partial Result of Insurance,
                       Capitalization and Pension Plans +
               Other Operating Income - Other Operating Expenses)

(2) Total Efficiency

               (Personnel Expenses + Other Administrative Expenses +
           Other Operating Expenses + Tax Expenses except PIS/COFINS/ISS) Ratio = ------------------------------------------------------------------
                  (Net Interest Income + Banking Service Fees +
         Partial Result of Insurance, Capitalization and Pension Plans +
            Other Operating Income - Tax Expenses of PIS/COFINS/ISS)

103  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

EFFICIENCY RATIO

In 2005, Itau will keep its focus on cost management as one of the main elements of its work. The objective is to expand operational efficiency in such a way as to permit the expansion of the new business areas (Taii and CBD), taking advantage of the productivity gains achieved in traditional operational areas. It is, accordingly, of fundamental importance to assess and control costs in the broadest way possible, from the perspective not only of Personnel expenses and Other Administrative Expenses, but all of the expenses under its management. Itau will therefore start disclosing an analysis and an assessment of its performance in relation to cost management, also taking into consideration Other Operating Expenses and Tax Expenses relating to CPMF and other taxes.

The change introduced by the Bank in the methodology for calculating the Efficiency Ratio is in line with this new perspective, and it will make it possible to assess the institution's overall performance.

Accordingly, as from this quarter, we shall be disclosing the Total Efficiency Ratio on a regular basis, with a comparison of the expenses not derived from interest and the sum of the financial margin with the operating revenues.The Administrative and Tax Expenses, except for ISS, PIS and COFINS, are made up of personnel expenses, other administrative expenses, other operating expenses , and the part of tax expenses associated with CPMF, IPTU and others. The Extraordinary Result (in particular the amortization of goodwill) does not enter into operating expenses. On the other hand, the operating revenues are made up of service fee revenues, of the result from insurance, pension plan and capitalization operations, of other operating revenues, and of the portion of tax expenses associated with financial intermediation revenues, that is, the expenses for PIS, Cofins and the provision of services (ISS).

To permit a comparison with past performance, we shall be disclosing the Partial Efficiency Ratio, which corresponds to the previously adopted calculation methodology.

Accordingly, the Total Efficiency Ratio reached 45.9% in the last quarter of 2004, showing a positive change in relation to the 52.5% of the previous quarter. On the other hand, the Total Efficiency ratio reached 37.9%, compared to 43.1% achieved in the previous quarter, as shown in the table below.

EFFICIENCY RATIO

                                                                      R$ Million

                                                           TOTAL EFFICIENCY RATIO                   PARTIAL EFFICIENCY RATIO
                                                 ------------------------------------------  --------------------------------------
                                                 4TH Q./04  3RD Q./04     2004      2003     4TH Q./04  3RD Q./04   2004     2003
                                                 ---------  ---------  ---------  ---------  ---------  ---------  -------  -------
ADMINISTRATIVE AND TAX EXPENSES EXCEPT FOR ISS,
 PIS AND COFINS
  Personnel Expenses                                   910        845      3,320      3,174        910        845    3,320    3,174
  Other Administrative Expenses                      1,218      1,041      4,289      4,120      1,218      1,041    4,289    4,120
  Other Operating Expenses                             276        220      1,164      1,272          -          -        -        -
  Tax Expenses for CPMF and Other Taxes                 75         55        242        204          -          -        -        -
TOTAL (A)                                            2,480      2,160      9,015      8,770      2,128      1,886    7,609    7,294
                                                 ---------  ---------  ---------  ---------  ---------  ---------  -------  -------
NET INTEREST MARGIN + OPERATING INCOME
  Net Interest Margin                                3,624      2,673     11,127     10,861      3,624      2,673   11,127   10,861
  Recovery of credits written off as loss                -          -          -          -        167        165      654      569
  Service fees                                       1,799      1,508      6,165      5,121      1,799      1,508    6,165    5,121
  Partial Result from Insurance, Pension Plans
   and Capitalization                                  190        193        781        747        190        193      781      747
  Tax Expenses for ISS, PIS and COFINS                (320)      (320)    (1,183)      (914)         -         -        -        -
  Other Operating Income                               107         62        315        282        107         62      315      282
  Other Operating Expenses                                                                        (276)      (220)  (1,164)  (1,272)
TOTAL (B)                                            5,401      4,116     17,205     16,097      5,612      4,381   17,879   16,308
                                                 ---------  ---------  ---------  ---------  ---------  ---------  -------  -------
EFFICIENCY RATIO (A /B)                               45.9%      52.5%      52.4%      54.5%      37.9%      43.1%    42.6%    44.7%
                                                 ---------  ---------  ---------  ---------  ---------  ---------  -------  -------

104  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED BALANCE SHEET

TAX EXPENSES FOR ISS, PIS AND COFINS
Tax expenses for ISS, PIS and COFINS remained stable at R$320 million, when comparing the fourth quarter of 2004 with the previous quarter. Expenses for ISS grew 14.4% in the period, because of the increase in business, which was fully offset by the reduction in expenses for PIS and COFINS.

                                                                      R$ Million

              4TH Q./04  3RD Q./04  VARIATION       %
              ---------  ---------  ---------  -----------
PIS/COFINS          265        272         (7)        -2.7%
ISS                  55         48          7         14.4%
              ---------  ---------  ---------  -----------
Total               320        320         (0)        -0.1%
              ---------  ---------  ---------  -----------

EQUITY IN THE EARNINGS OF ASSOCIATED COMPANIES

During the fourth quarter of 2004, equity in the earnings of associated companies was positively impacted by the performance of Banco BPI S.A. and the variation of the real against the euro (1.7% depreciation in the fourth quarter against a 6.3% appreciation in the previous quarter).

                                                                      R$ Million

EQUITY IN INCOME OF AFFILIATES               4TH Q./04   3RD Q./O4  VARIATION
-------------------------------------------  ---------   ---------  ---------
Share of equity in affiliates - domestic             4           2          2
  Equity in income of affiliates                     4           2          2
Share of equity in affiliates - foreign             40         (59)        99
  Foreing exchange variation on investments         14         (45)        59
  Equity in income of affiliates                    27         (14)        40
                                             ---------   ---------  ---------
Total                                               44         (57)       102
                                             ---------   ---------  ---------

NON-OPERATING RESULT

The non-operating result showed a positive change of R$35 million between the quarters. Basically, in the fourth quarter of 2004, there was a revision of the criteria for setting up provisions for the impairment of assets not in use, because of changes in market conditions; as a consequence, there was a reversal of part of the provisions previously set up.

INCOME TAX AND SOCIAL CONTRIBUTION

For the fourth quarter of 2004, Income Tax (IR) and Social Contribution on Net Income (CSLL) expenses posted by the bank totaled R$779 million, an 89.1% increase from the previous quarter, largely due to the increased results before taxes on net income and profit sharing. We should point out that the tax effect of nonrecurring income items amounted to an IR and CSLL expense of R$250 million in the fourth quarter. Such growth was partly offset by the deduction of R$175 million of Interest on Own Capital during the quarter.

One of the items addressed by Itau management is the level of tax credits to net equity. Accordingly, subsequent to the acquisition of Banestado, a management process was implemented aiming at reducing this ratio. The historic performance of this ratio since December 2000 is shown below.

TAX CREDITS X STOCKHOLDERS' EQUITY (%)

                              [CHART APPEARS HERE]

EXTRAORDINARY RESULT

In the fourth quarter of 2004, the effects of the full amortization of goodwill paid on the increase in shareholding in Credicard, the acquisition of 100% of the stock capital of Orbitall and the acquisition of Banco Intercap's sales promotion company were recorded in extraordinary result, totaling R$794 million. This amount reflects the tax effects of these transactions, in this case limited to Social Contribution on Net Income.

105  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]    BANCO ITAU HOLDING FINANCEIRA S.A.

                         PRO FORMA FINANCIAL STATEMENTS

                             [GRAPHIC APPEARS HERE]

PRO FORMA FINANCIAL STATEMENTS

ALLOCATED CAPITAL

The pro forma financial statements were adjusted to account for the effects of the capital allocation based on a proprietary model which considers the credit, market and operating risks, as well as the regulatory framework and the level of capital expenditures.

This enabled the computation of the Return on Allocated Capital, which corresponds to a performance measure consistently adjusted to the capital required to support the risk from the asset positions assumed.

The adjustments made to the balance sheet and income statement for the year are based on management information provided by the business units.

The "Corporation" column shows results associated with excess capital and subordinated debt, as well as the equity in the earnings of subsidiary and associated companies not related to the individual segments.

The column also includes Minority Interest in income from subsidiary companies and Extraordinary Items.

The tax effects of the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to each segment in proportion to Tier I capital levels, while the financial statements were adjusted to replace net equity with funding at market prices. The financial statements were then adjusted to incorporate revenues arising from allocated capital. Finally, the costs of subordinated debt and related remuneration at market prices were proportionally allocated to the segments, in accordance with Tier I allocated capital.

The schedule below describes the changes made to the financial statements to reflect the impacts of the allocation of regulatory capital.

                              [CHART APPEARS HERE]

107  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS

The following tables are based on the pro forma financial statements of Banco Itau and Banco Itau BBA, using internally generated information, in such a way as to reflect the management activity of the business units.

ON DECEMBER 31, 2004

                                                                      R$ Million

                                                                      BANCO ITAU HOLDING
                                                 -------------------------------------------------------------
                                                                     BANCO
                    ASSETS                         BANCO ITAU       ITAU-BBA      CORPORATION    CONSOLIDATED
----------------------------------------------   -------------   -------------   -------------   -------------
Current and Long-Term Assets                           107,711          34,412           5,826         127,220
Cash and Cash Equivalents                                1,809             115               0           1,930
Short-term Interbank Deposits                           28,022           8,409             150          19,747
  Money Market                                           9,471           3,301               -               -
  Interbank Deposits                                    18,551           5,108             150          19,747
Securities                                              18,303           7,646           5,182          29,176
Interbank and Interbranch Accounts                      10,761             129               0          10,878
Loan Operations                                         26,935          17,418               -          44,354
Other Assets                                            21,881             694             494          21,135
Permanent Assets                                         2,272              76             771           3,119
                                                 -------------   -------------   -------------   -------------
TOTAL ASSETS                                           109,983          34,488           6,597         130,339
                                                 -------------   -------------   -------------   -------------

                                                                      R$ Million

                                                                      BANCO ITAU HOLDING
                                                 -------------------------------------------------------------
                                                                    BANCO
                LIABILITIES                        BANCO ITAU      ITAU-BBA       CORPORATION    CONSOLIDATED
----------------------------------------------   -------------   -------------   -------------   -------------
Current and Long-Term Liabilities                      102,103          31,283           2,470         115,127
Deposits                                                41,703          15,093               -          42,030
  Demand Deposits                                        3,301           9,471               -               -
  Savings Accounts                                      38,401           5,622               -          42,030
Securities Repurchase Agreements                        15,655           2,510               -          16,098
Funds from Acceptances and Issue of Securities           3,558             838               -           3,431
Interbank and Interbranch Accounts                         885             205               -           1,078
Borrowings                                               2,328           8,190               -          10,518
Derivative Financial Instruments                           908           1,150               1           1,173
Other Liabilities                                       26,043           3,298           2,469          29,775
Technical Provisions                                    11,023               -               -          11,023
Deferred Income                                             36              11               -              47
Minority Interest in Subsidiaries                            -               -           1,193           1,193
Allocated Capital Level I                                7,843           3,194           2,934          13,971
                                                 -------------   -------------   -------------   -------------
TOTAL LIABILITIES                                      109,983          34,488           6,597         130,339
                                                 -------------   -------------   -------------   -------------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT
                                                                      R$ Million

                                                                                            BANCO ITAU HOLDING
                                                                         ---------------------------------------------------------
                                                                                           BANCO
                            4TH QUARTER/04                                BANCO ITAU      ITAU BBA     CORPORATION    CONSOLIDATED
----------------------------------------------------------------------   ------------   ------------   ------------   ------------
NET INTEREST MARGIN                                                             2,972            464            188          3,624

  Result from Loan Losses                                                        (298)            31              -           (267)
     Provision for Loan and Lease Losses                                         (461)            27              -           (434)
     Credits Recoveries and Renegotiated                                          163              4              -            167

NET INCOME FROM FINANCIAL OPERATIONS                                            2,675            495            188          3,358

OTHER OPERATING INCOME (EXPENSES)                                                (572)           (89)             2           (659)
     Banking Service Fees                                                       1,717             84             (1)         1,799
     Partial Result of Insurance, Capitalization and Pension Plans                190              -              -            190
     Administrative  and Tax Expenses (Except for ISS, PIS and COFINS)         (2,318)          (159)            (5)        (2,480)
     Taxes Expenses for ISS, PIS and COFINS                                      (258)           (30)           (37)          (320)
     Equity in the Earnings of Associated Companies                                 -              -             44             44
     Other Operating Income                                                        97             16              0            107

OPERATING INCOME                                                                2,103            406            189          2,699
Non-Operating Income                                                               27              1              0             27

INCOME BEFORE TAX                                                               2,129            407            189          2,726
Income Tax and Social Contribution                                               (621)          (151)            (7)          (779)
Extraordinary Results                                                               -              -           (794)          (794)
Profit Sharing                                                                    (72)           (14)            (1)           (87)
Minority Interests                                                                  -              -            (36)           (36)

  NET INCOME                                                                    1,437            242           (648)         1,030
                                                                         ------------   ------------   ------------   ------------
(ROE) - Return over Level I Allocated Capital                                    96.0%          33.9%         -63.2%           32.9%
                                                                         ------------   ------------   ------------   ------------
Efficiency Ratio                                                                 48.8%          33.4%           3.4%          45.9%
                                                                         ------------   ------------   ------------   ------------

Note: The item Administrative and tax expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

108  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS

ON SEPTEMBER 30, 2004

                                                                      R$ Million

                                                                    BANCO ITAU HOLDING
                                                 -------------------------------------------------------------
                                                                     BANCO
                    ASSETS                        BANCO ITAU       ITAU-BBA       CORPORATION    CONSOLIDATED
----------------------------------------------   -------------   -------------   -------------   -------------
Current and Long-Term Assets                           113,417          37,851           4,999         135,455
Cash and Cash Equivalents                                1,830              96               0           1,926
Short-term Interbank Deposits                           32,622           9,197             150          25,397
  Money Market                                           9,774           2,518               -               -
  Interbank Deposits                                    22,848           6,679             150          25,397
Securities                                              17,592           8,032           4,702          28,258
Interbank and Interbranch Accounts                      11,196              78               0          11,263
Loan Operations                                         23,325          18,459               -          41,783
Other Assets                                            26,852           1,989             148          26,828
Permanent Assets                                         2,243              74             747           3,065
                                                 -------------   -------------   -------------   -------------
TOTAL ASSETS                                           115,660          37,925           5,747         138,520
                                                 -------------   -------------   -------------   -------------

                                                                      R$ Million

                                                                    BANCO ITAU HOLDING
                                                 -------------------------------------------------------------
                                                                    BANCO
                 LIABILITIES                      BANCO ITAU       ITAU-BBA       CORPORATION    CONSOLIDATED
----------------------------------------------   -------------   -------------   -------------   -------------
Current and Long-Term Liabilities                      107,899          34,667           2,133         123,888
Deposits                                                36,527          16,030               -          37,590
  Demand Deposits                                        2,518           9,774               -               -
  Savings Accounts                                      34,009           6,256               -          37,590
Securities Repurchase Agreements                        21,417           2,126               -          21,929
Funds from Acceptances and Issue of Securities           4,310             882               -           4,268
Interbank and Interbranch Accounts                       2,222             265               -           2,476
Borrowings                                               2,203           9,066               -          11,269
Derivative Financial Instruments                           757             747               1             786
Other Liabilities                                       30,416           5,551           2,132          35,522
Technical Provisions                                    10,048               -               -          10,048
Deferred Income                                             45              12               -              57
Minority Interest in Subsidiaries                            -               -           1,104           1,104
Allocated Capital Level I                                7,716           3,245           2,510          13,471
                                                 -------------   -------------   -------------   -------------
TOTAL LIABILITIES                                      115,660          37,925           5,747         138,520
                                                 -------------   -------------   -------------   -------------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT

                                                                      R$ Million

                                                                                           BANCO ITAU HOLDING
                                                                        ---------------------------------------------------------
                                                                                          BANCO
                           3RD QUARTER/04                                BANCO ITAU      ITAU BBA     CORPORATION    CONSOLIDATED
---------------------------------------------------------------------   ------------   ------------   ------------   ------------
NET INTEREST MARGIN                                                            2,078            391            205          2,673

  Result from Loan Losses                                                       (268)            27              -           (241)
    Provision for Loan and Lease Losses                                         (422)            20              -           (402)
    Credits Recoveries and Renegotiated                                          154              7              -            161

NET INCOME FROM FINANCIAL OPERATIONS                                           1,810            418            205          2,433

OTHER OPERATING INCOME (EXPENSES)                                               (659)           (52)           (63)          (775)
    Banking Service Fees                                                       1,426             83             (1)         1,508
    Partial Result of Insurance, Capitalization and Pension Plans                193              -              -            193
    Administrative  and Tax Expenses (Except for ISS, PIS and COFINS)         (2,033)          (133)             5         (2,160)
    Taxes Expenses for ISS, PIS and COFINS                                      (264)           (29)           (28)          (320)
    Equity in the Earnings of Associated Companies                                 -              -            (57)           (57)
    Other Operating Income                                                        19             26             18             62

OPERATING INCOME                                                               1,151            366            141          1,658
Non-Operating Income                                                             (11)             1              2             (8)

INCOME BEFORE TAX                                                              1,140            367            143          1,650
Income Tax and Social Contribution                                              (237)          (147)           (27)          (412)
Extraordinary Results                                                              -              -           (305)          (305)
Profit Sharing                                                                   (66)           (24)            (1)           (90)
Minority Interests                                                                 -              -             77             77

  NET INCOME                                                                     837            196           (113)           920
                                                                        ------------   ------------   ------------   ------------
(ROE) - Return over Level I Allocated Capital                                   51.0%          26.4%         -16.8%          30.3%
                                                                        ------------   ------------   ------------   ------------
Efficiency Ratio                                                                58.7%          28.2%          -0.2%          52.5%
                                                                        ------------   ------------   ------------   ------------

Note: The item Administrative and tax expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

109  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS

FINANCIAL STATEMENTS PER SEGMENT

The balance sheets and income statements of the Banking, Credit Cards and Insurance, Private Pension and Capitalization segments of Banco Itau shown below were adjusted to reflect the impacts of the capital allocation to the individual segments (pro forma).

ON DECEMBER 31, 2004

                                                                      R$ Million

                                                                           BANCO ITAU
                                                 -------------------------------------------------------------
                    ASSETS                          BANKING      CREDIT CARDS      INSURANCE     CONSOLIDATED
----------------------------------------------   -------------   -------------   -------------   -------------
Current and Long-Term Assets                            90,156           6,980          13,265         107,711
Cash and Cash Equivalents                                1,776              29              31           1,809
Short-term Interbank Deposits                           28,926             433             625          28,022
Securities                                               6,010             786          11,143          18,303
Interbank and Interbranch Accounts                      10,761               -               -          10,761
Loan Operations                                         22,208           4,753               -          26,935
Other Assets                                            20,475             980           1,466          21,881
Permanent Assets                                         1,756             180             223           2,272
                                                 -------------   -------------   -------------   -------------
TOTAL ASSETS                                            91,911           7,160          13,488         109,983
                                                 -------------   -------------   -------------   -------------

                                                                      R$ Million

                                                                           BANCO ITAU
                                                 -------------------------------------------------------------
                 LIABILITIES                        BANKING      CREDIT CARDS      INSURANCE      CONSOLIDATED
----------------------------------------------   -------------   -------------   -------------   -------------
Current and Long-Term Liabilities                       85,208           6,393          12,299         102,103
Deposits                                                41,901               -               -          41,703
Securities Repurchase Agreements                        15,667               9               -          15,655
Funds from Acceptances and Issue of Securities           3,558               -               -           3,558
Interbank and Interbranch Accounts                         885               -               -             885
Borrowings                                               2,183             161               -           2,328
Derivative Financial Instruments                           894               -               3             908
Other Liabilities                                       20,119           6,223           1,273          26,043
Technical Provisions                                         -               -          11,023          11,023
Deferred Income                                             71               -               0              36
Allocated Capital Level I                                6,633             767           1,189           7,843
                                                 -------------   -------------   -------------   -------------
TOTAL LIABILITIES                                       91,911           7,160          13,488         109,983
                                                 -------------   -------------   -------------   -------------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT

                                                                      R$ Million

                                                                                      BANCO ITAU
                                                          ----------------------------------------------------------------------
                                                                                                       PORTFOLIO
                                                                                       INSURANCE,        UNDER
                                                                                      CAPITALIZATION   MANAGEMENT
                                                                                      AND PENSION         AND
                     4TH QUARTER/04                         BANKING     CREDIT CARDS      PLANS       MUTUAL FUNDS  CONSOLIDATED
--------------------------------------------------------  ------------  ------------  --------------  ------------  ------------
NET INTEREST MARGIN                                              2,442           415             115             -         2,972

  Result from Loan Losses                                         (230)          (68)              -             -          (298)
    Provision for Loan and Lease Losses                           (360)         (101)              -             -          (461)
    Credits Recoveries and Renegotiated                            130            33               -             -           163

NET INCOME FROM FINANCIAL OPERATIONS                             2,212           348             115             -         2,675

OTHER OPERATING INCOME (EXPENSES)                                 (539)         (111)              9            70          (572)
    Banking Service Fees                                           945           373              34           364         1,717
    Transfer to Banking                                            178             -               -          (178)            -
    Partial Result of Insurance, Capitalization and
     Pension Plans                                                  23             -             168             -           190
    Administrative and Tax Expenses (Except for ISS, PIS
     and COFINS)                                                (1,595)         (460)           (169)          (99)       (2,323)
    Taxes Expenses for ISS, PIS and COFINS                        (164)          (48)            (23)          (18)         (253)
    Other Operating Income                                          74            23               -             -            97

OPERATING INCOME                                                 1,673           236             124            70         2,103
Non-Operating Income                                                20             1               5             -            27

INCOME BEFORE TAX                                                1,693           237             129            70         2,129
Income Tax and Social Contribution                                (517)          (58)            (23)          (24)         (621)
Profit Sharing                                                     (54)           (5)             (6)           (7)          (72)

    NET INCOME                                                   1,123           175             101            38         1,437
                                                          ------------  ------------  --------------  ------------  ------------
(ROE) - Return over Level I Allocated Capital                     86.9%        127.3%           38.5%                       96.0%
                                                          ------------  ------------  --------------                ------------
Efficiency Ratio                                                  45.6%         60.2%           57.7%                       48.8%
                                                          ------------  ------------  --------------                ------------

Note: The item Administrative and tax expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

110  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RESULTS PER SEGMENT

ON SEPTEMBER 30, 2004

                                                                      R$ Million

                                                                           BANCO ITAU
                                                 -------------------------------------------------------------
                    ASSETS                          BANKING      CREDIT CARDS       INSURANCE    CONSOLIDATED
----------------------------------------------   -------------   -------------   -------------   -------------
Current and Long-Term Assets                            98,530           4,410          12,036         113,417
Cash and Cash Equivalents                                1,812              20              29           1,830
Short-term Interbank Deposits                           32,685             351             829          32,622
Securities                                               7,000             173           9,797          17,592
Interbank and Interbranch Accounts                      11,196               -               -          11,196
Loan Operations                                         20,298           3,151               -          23,325
Other Assets                                            25,540             714           1,381          26,852
Permanent Assets                                         1,804             108             227           2,243
                                                 -------------   -------------   -------------   -------------
TOTAL ASSETS                                           100,334           4,518          12,263         115,660
                                                 -------------   -------------   -------------   -------------

                                                                      R$ Million

                                                                           BANCO ITAU
                                                 -------------------------------------------------------------
                 LIABILITIES                        BANKING      CREDIT CARDS      INSURANCE     CONSOLIDATED
----------------------------------------------   -------------   -------------   -------------   -------------
Current and Long-Term Liabilities                       93,763           4,011          11,079         107,899
Deposits                                                36,899               -               -          36,527
Securities Repurchase Agreements                        21,435               -               -          21,417
Funds from Acceptances and Issue of Securities           4,310               -               -           4,310
Interbank and Interbranch Accounts                       2,222               -               -           2,222
Borrowings                                               2,057             161               -           2,203
Derivative Financial Instruments                           756               -               0             757
Other Liabilities                                       26,084           3,850           1,031          30,416
Technical Provisions                                         -               -          10,048          10,048
Deferred Income                                             79               -               0              45
Allocated Capital Level I                                6,492             507           1,184           7,716
                                                 -------------   -------------   -------------   -------------
TOTAL LIABILITIES                                      100,334           4,518          12,263         115,660
                                                 -------------   -------------   -------------   -------------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT

                                                                      R$ Million

                                                                                        BANCO ITAU
                                                          ----------------------------------------------------------------------
                                                                                                       PORTFOLIO
                                                                                        INSURANCE,       UNDER
                                                                                      CAPITALIZATION   MANAGEMENT
                                                                                       AND PENSION        AND
                      3RD QUARTER/04                        BANKING     CREDIT CARDS      PLANS       MUTUAL FUNDS  CONSOLIDATED
--------------------------------------------------------  ------------  ------------  --------------  ------------  ------------
NET INTEREST MARGIN                                              1,651           312             115             -         2,078

  Result from Loan Losses                                         (235)          (33)              -             -          (268)
    Provision for Loan and Lease Losses                           (353)          (69)              -             -          (422)
    Credits Recoveries and Renegotiated                            118            36               -             -           154
NET INCOME FROM FINANCIAL OPERATIONS                             1,416           279             115             -         1,810

OTHER OPERATING INCOME (EXPENSES)                                 (649)         (101)             34            57          (659)
    Banking Service Fees                                           771           283              32           339         1,426
    Transfer to Banking                                            174             -               -          (174)            -
    Partial Result of Insurance, Capitalization and
     Pension Plans                                                  22             -             170             -           193
    Administrative and Tax Expenses (Except for ISS, PIS
     and COFINS)                                                (1,444)         (352)           (146)          (90)       (2,032)
    Taxes Expenses for ISS, PIS and COFINS                        (185)          (40)            (22)          (17)         (264)
    Other Operating Income                                          12             7               -             -            19

OPERATING INCOME                                                   767           178             149            57         1,151
Non-Operating Income                                               (15)            1               3             -           (11)

INCOME BEFORE TAX                                                  753           179             152            57         1,140
Income Tax and Social Contribution                                (125)          (54)            (39)          (19)         (237)
Profit Sharing                                                     (55)           (3)             (0)           (8)          (66)

    NET INCOME                                                     573           122             113            30           837
                                                          ------------  ------------  --------------  ------------  ------------
(ROE) - Return over Level I Allocated Capital                     40.3%        137.2%           43.8%                       51.0%
                                                          ------------  ------------  --------------                ------------
Efficiency Ratio                                                  59.0%         62.5%           49.5%                       58.9%
                                                          ------------  ------------  --------------                ------------

Note: The item Administrative and tax expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

111  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

BANCO ITAU - BANKING

The income statement of the Banking segment of Banco Itau, shown below, is based on the pro forma financial statements of Banco Itau.

                                                                      R$ Million

                                                                        NONRECURRING   4TH Q./04
                 BANCO ITAU - BANKING                      4TH Q./04       ITENS        ADJUSTED     3RD.Q./04     VARIATION
--------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
NET INTEREST MARGIN                                              2,442           612         1,830         1,651           179

  Result from Loan Losses                                         (230)            -          (230)         (235)            5
    Provision for Loan and Lease Losses                           (360)            -          (360)         (353)           (7)
    Credits Recoveries and Renegotiated                            130             -           130           118            12

NET INCOME FROM FINANCIAL OPERATIONS                             2,212           612         1,600         1,416           184

OTHER OPERATING INCOME (EXPENSES)                                 (539)          124          (664)         (649)          (15)
    Banking Service Fees                                         1,123           124           999           946            53
    Partial Result of Insurance, Capitalization and
     Pension Plans                                                  23             -            23            22             0
    Administrative and Tax Expenses (Except for ISS, PIS
     and COFINS)                                                (1,595)            -        (1,595)       (1,444)         (151)
    Taxes Expenses for ISS, PIS and COFINS                        (164)            -          (164)         (185)           21
    Other Operating Income                                          74             -            74            12            62

OPERATING INCOME                                                 1,673           736           936           767           169
Non-Operating Income                                                20             -            20           (15)           35

INCOME BEFORE TAX                                                1,693           736           957           753           204
Income Tax and Social Contribution                                (517)         (250)         (266)         (125)         (141)
Profit Sharing                                                     (54)            -           (54)          (55)            1

    NET INCOME                                                   1,123           486           637           573            64

Note: The item Administrative and tax expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

The net income of the Banking segment of Banco Itau reached R$1,123 million in the fourth quarter of 2004, representing a 96.0% increase compared to the prior quarter. However, when the extraordinary items mentioned above are excluded, the net income amounts to R$637 million, a figure which more adequately reflects the segment's recurring operations. On an annualized basis, the underlying return on allocated capital totals 44.3%.

The analysis that follows compares the fourth quarter adjusted net income figures (excluding nonrecurring items) with the third quarter of 2004, since the impacts of nonrecurring items are presented and discussed elsewhere in this report (see item The Fourth Quarter of 2004).

During the fourth quarter, the Banking segment financial margin performance was positive, achieving a margin of R$1,830 million, a 10.8% increase from the previous quarter. This financial margin performance was driven by Itau's strategic focus on credit transactions to micro, small and mid-size companies. The loan portfolio balance amounted to R$22,208 million (net of allowance for loan losses) at the end of the period, growing by 9.4% from the previous quarter.

Service revenues were primarily impacted by the increase in both the customer base and number of transactions in the last quarter of 2004.

The Banking segment administrative and tax expenses except for ISS, PIS and COFINS grew due to salary increases implemented under the September 2004 collective salary agreement, introducing an average 9.7% increase in the payroll, as well as Itau's strategic focus on new loan transactions (new customers who do not hold a current account with the bank).

The positive change in Other Operating Income/ Expenses is basically attributable to the reduced provisions for civil claims in the fourth quarter of 2004. Non-operating results improved because of the revised criteria for setting up provisions for depreciation of assets not in use, due to changes in market conditions. Finally, net Income Tax (IR) and Social Contribution of Net Income
(CSLL) expenses expanded chiefly due to increased results before income tax and profit sharing.

112  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

BANCO ITAU - BANKING

The loan portfolio performance again made a significant contribution to the fourth quarter 2004 results. The charts below depict the evolution of the loan portfolio of the Banking segment of Banco Itau per type of customer. Noteworthy is the robust growth in the micro, small and mid-size company portfolio.

CREDIT OPERATIONS - PERSONAL CREDITS(*)

                              [CHART APPEARS HERE]

(*) The amounts at Dec/2003 were adjusted to exclude the loan granted on 12/18/03 to the civil servants of the state of Rio de Janeiro in the amount of R$ 520 million, which was totally settled on 01/05/04.
     Endorsements and sureties included.

CREDIT OPERATIONS - VEHICLES

                              [CHART APPEARS HERE]

CREDIT OPERATIONS - SMALL AND MEDIUM-SIZED COMPANIES(*)

                              [CHART APPEARS HERE]

(*)  Endorsements and sureties included

113  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

CREDIT CARDS

The pro-forma financial statements below were prepared based on Itau internal management information and are intended to report the performance of the businesses connected with the Credit Card area.

                                                                      R$ Million

                  4TH QUARTER OF 2004                       ITAUCARD      CREDICARD     REDECARD      ORBITALL    CONSOLIDATED
--------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
Net Interest Margin                                                219           173            23             1           415
Result from Loan Losses                                            (36)          (32)            -             -           (68)
  Provision for Loan and Lease Losses                              (56)          (44)            -             -          (101)
  Credits Recoveries and Renegotiated                               21            12             -             -            33

Net Income from Financial Operations                               184           141            23             1           348

Other Operating Income / Expenses                                   (6)          (96)            3             9          (111)
  Service Fees                                                     187            90            11           119           373
  Administrative and Tax Expenses (except for ISS, PIS
   and COFINS)                                                    (196)         (163)           (6)          (91)         (460)
  Tax Expenses for ISS, PIS and COFINS                             (11)          (24)           (1)          (14)          (48)
  Other Operating Income                                            14            (0)           (0)           (4)           23

Operating Income                                                   178            44            26            10           236

  Non-Operating Income                                              (0)           (0)            -             1             1

Income Before Tax                                                  177            44            26            11           237

  Income Tax and Social Contribution                               (55)          (14)           (9)           (4)          (58)
  Profit Sharing                                                     2            (1)            -            (3)           (5)

Net Income                                                         124            29            17             4           175

                                                                      R$ Million

                  3RD QUARTER OF 2004                       ITAUCARD     CREDICARD      REDECARD      ORBITALL    CONSOLIDATED
--------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
Net Interest Margin                                                175           117            17             2           312
Result from Loan Losses                                            (15)          (17)            -             -           (33)
  Provision for Loan and Lease Losses                              (43)          (26)            -             -           (69)
  Credits Recoveries and Renegotiated                               28             9             -             -            36

Net Income from Financial Operations                               160           100            17             2           279

Other Operating Income / Expenses                                  (32)          (72)            0             8          (101)
  Service Fees                                                     162            76             9            76           283
  Administrative and Tax Expenses (except for ISS, PIS
   and COFINS)                                                    (203)         (121)           (7)          (64)         (352)
  Tax Expenses for ISS, PIS and COFINS                             (12)          (23)           (2)           (7)          (40)
  Other Operating Income                                            21            (4)            -             3             7

Operating Income                                                   129            28            17            10           178

  Non-Operating Income                                               0             1             0             0             1

Income Before Tax                                                  129            29            17            10           179

  Income Tax and Social Contribution                               (42)           (9)           (6)           (4)          (53)
  Profit Sharing                                                     -            (1)           (0)           (2)           (3)

Net Income                                                          87            19            11             5           122

NB: The consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the consolidated level. The companies are consolidated in proportion to the investment held by Itau.
    Administrative and Tax Expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Net income from credit card transactions reached R$175 million in the fourth quarter of 2004, a 43.0% increase when compared with the previous quarter.

The increase in the share of ownership in Credicard and in Orbitall during the fourth quarter of 2004 contributed with R$9 million to the formation of this income.

114  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

CREDIT CARDS

The change shown in the financial margin is mainly due to the larger volume of financing of cardholders. The larger volume of sales, due to seasonal factors, had an impact on the allowance for loan losses, creating a greater expense to set up allowances.

In the fourth quarter, on account of the larger volume of transactions that occurs at the end of the year, when compared with the previous quarter, there was greater service income, notably from interchange.

Administrative and tax expenses, except ISS, PIS and COFINS, showed an increase of R$108 million, also because of the larger volume of transactions.

The card base itself increased from 6,639 thousand, in September 2004, to 7,085 thousand in December 2004, representing growth of 6.7% in the fourth quarter of 2004.Taking into consideration Itau's participating interest in Credicard, the card base reached 10,680 thousand cards, showing noteworthy growth of 17.7%. The increased investment in Credicard contributed roughly 1,200 thousand cards towards this growth, and R$799 million toward the growth of the loan portfolio of this product.

QUANTITY OF CREDIT CARDS

                              [CHART APPEARS HERE]

After the increase of its participating interest in Credicard, Itau consolidated its leadership of the credit card market in Brazil and now holds a 20.3% market share.

MARKET SHARE

                              [CHART APPEARS HERE]

The volume of transactions in the same period totaled R$6.4 billion, growing 36.0% in relation to the previous quarter; the market share was 21.2%.

VOLUME OF TRANSACTIONS

                              [CHART APPEARS HERE]

We show below the changes in the loan portfolio associated with Banco Itau's credit card operations. The growth seen in the last few quarters is consistent with our credit expansion policy.

CREDIT OPERATIONS - CREDIT CARDS (*)

                              [CHART APPEARS HERE]

(*) In Dec/04, the R$799 million increase in the participating interest in Credicard is included.

115  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

CREDIT CARDS

As in the last few quarters, Itaucard's average sale amount has continued to show growth, reaching the amount of R$77.90 in the fourth quarter of 2004, with an increase of 7.9% in relation to the previous quarter.

AVERAGE SALE TICKET (*)

                              [CHART APPEARS HERE]

(*)  Does not include Credicard.

In December 2004, Itaucard had a level of active accounts (accounts that are billed) of 81.6%, of which 80.6% carried out transactions in the last month. The average turnover in the quarter was R$1,201.85 per account.

We show below the composition of the card base by brand.

QUANTITY OF CREDIT CARDS BY BRAND - DEC 31, 04 (*)

                              [CHART APPEARS HERE]

(*)  Does not include Credicard.

Itau increased its shareholding interest in Credicard in this period and consolidated the leadership position in the Brazilian credit card market. We set out below the income statements that reflect this effect.

                                                                      R$ Million

                                                                                       4TH Q./04
                                                                        EFFECT 33,3%  CONSIDERING
                       CREDICARD                           4TH Q./04       TO 50%        33,3 %      3RD Q./04     VARIATION
--------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
Net Interest Margin                                                173            44           129           117            12
Result from Loan Losses                                            (32)           (8)          (24)          (17)           (7)
  Provision for Loan and Lease Losses                              (44)          (11)          (33)          (26)           (7)
  Credits Recoveries and Renegotiated                               12             3             9             9             0

Net Income from Financial Operations                               141            36           105           100             5

Other Operating Income / Expenses                                  (96)          (22)          (74)          (72)           (3)
  Service Fees                                                      90            31            60            76           (16)
  Administrative and Tax Expenses (except for ISS, PIS
   and COFINS)                                                    (163)          (49)         (114)         (121)            7
  Tax Expenses for ISS, PIS and COFINS                             (24)           (4)          (20)          (23)            3
  Other Operating Income                                            (0)            0            (0)           (4)            3

Operating Income                                                    44            14            31            28             2

  Non-Operating Income                                              (0)           (0)           (0)            1            (1)
Income Before Tax                                                   44            14            31            29             1

  Income Tax and Social Contribution                               (14)           (4)           (9)           (9)            0
  Profit Sharing                                                    (1)           (0)           (1)           (1)           (0)

Net Income                                                          29             9            20            19             2

Administrative and Tax Expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

116  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                    THIS PAGE WAS INTENTIONALLY LEFT BLANK.

INSURANCE, PENSION PLAN AND CAPITALIZATION

The pro forma financial statements below were prepared based on Itau internal management information and are intended to report the performance of the insurance businesses.

ON DECEMBER 31, 2004
                                                                      R$ Million

                  ASSETS                           INSURANCE     PENSION PLAN    CAPITALIZATION  CONSOLIDATED
----------------------------------------------   -------------   -------------   --------------  -------------
Current and Long-Term Assets                             2,269           9,839            1,232         13,265
  Cash and Cash Equivalents                                 22               9                0             31
  Securities                                             1,099           9,533            1,217         11,768
  Other Assets                                           1,148             297               15          1,466
Permanent Assets                                           172               5               53            223
                                                 -------------   -------------   --------------  -------------
TOTAL ASSETS                                             2,441           9,844            1,285         13,488
                                                 -------------   -------------   --------------  -------------

                LIABILITIES                        INSURANCE     PENSION PLAN    CAPITALIZATION  CONSOLIDATED
----------------------------------------------   -------------   -------------   --------------  -------------
Current and Long-Term Liabilities                        2,085           9,131            1,165         12,299
  Technical Provisions - Insurance                       1,124             289                -          1,413
  Technical Provisions - Pension Plan                        -           8,565                -          8,565
  Technical Provisions - Capitalization                      -               -            1,050          1,045
  Other Liabilities                                        961             277              115          1,276
Allocated Capital Level I                                  356             713              121          1,189
                                                 -------------   -------------   --------------  -------------
TOTAL LIABILITIES                                        2,441           9,844            1,285         13,488
                                                 -------------   -------------   --------------  -------------

STATEMENT OF INCOME OF THE SEGMENT
                                                                      R$ Million

              4th QUARTER / 2004                   INSURANCE     PENSION PLAN    CAPITALIZATION  CONSOLIDATED
----------------------------------------------   -------------   -------------   --------------  -------------
Revenues from Insurance, Pension Plans and
 Capitalization                                            427           1,027              234          1,686
  Revenues from Insurance                                  427             105                -            530
  Revenues from Pension Plans                                -             922                -            922
  Revenues from Capitalization                               -               -              234            234
Changes in Technical Reserves                              (36)           (638)            (180)          (843)
  Insurance                                                (36)            (15)               -            (51)
  Pension Plans                                              -            (622)               -           (622)
  Capitalization                                             -               -             (180)          (170)
Pension Plan Benefits Expenses                               -            (316)               -           (312)
Earned Premiums                                            392              89                -            479
Result of Pension Plans and Capitalization                   -             (16)              55             51
Retained Claims                                           (255)            (13)               -           (266)
Selling Expenses                                           (82)            (14)              (7)          (103)
Other Operating Income/(Expenses) of Insurance
 Operations                                                 15              (1)               -              8
Service Fees                                                 -              34                -             34
Administrative and Tax Expenses except ISS, PIS
 and COFINS                                                 (85)            (49)             (31)          (169)
Tax Expenses of ISS, PIS and COFINS                        (13)             (6)              (4)           (23)
Financial Margin                                            35              57               26            115
Operating Income                                             7              81               39            124
Non-Operating Income                                         4               0                2              5
Income Before Income Tax and Social Contribution            11              82               41            130
Income Tax / Social Contribution                             2             (14)             (12)           (23)
Profit Sharing                                              (6)             (0)               -             (6)
NET INCOME                                                   7              67               29            101

Obs: Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
     All the information related to VGBL was classified together with the pension plan products.
     The item Administrative and Tax Expenses except ISS, PIS and COFINS includes Personal Expenses, Other Administrative Expenses, Tax Expenses of CPMF and Other Taxes and Other Operating Expenses.

118  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

ON SEPTEMBER 30, 2004
                                                                      R$ Million

                   ASSETS                          INSURANCE     PENSION PLAN    CAPITALIZATION   CONSOLIDATED
----------------------------------------------   -------------   -------------   --------------   -------------
Current and Long-Term Assets                             1,979           8,877            1,188         12,036
  Cash and Cash Equivalents                                 20               9                1             29
  Securities                                               862           8,611            1,167         10,626
  Other Assets                                           1,097             257               20          1,381
Permanent Assets                                           174               6               55            227
                                                 -------------   -------------   --------------  -------------
TOTAL ASSETS                                             2,153           8,882            1,243         12,263
                                                 -------------   -------------   --------------  -------------

               LIABILITIES                         INSURANCE     PENSION PLAN    CAPITALIZATION   CONSOLIDATED
----------------------------------------------   -------------   -------------   --------------   -------------
Current and Long-Term Liabilities                        1,787           8,188            1,119         11,079
Technical Provisions - Insurance                         1,082             279                -          1,361
Technical Provisions - Pension Plan                          -           7,675                -          7,675
Technical Provisions - Capitalization                        -               -            1,021          1,012
Other Liabilities                                          706             234               98          1,031
Allocated Capital Level I                                  366             694              124          1,184
                                                 -------------   -------------   --------------  -------------
TOTAL LIABILITIES                                        2,153           8,882            1,243         12,263
                                                 -------------   -------------   --------------  -------------

STATEMENT OF INCOME OF THE SEGMENT

                                                                      R$ Million

            3rd QUARTER / 2004                     INSURANCE     PENSION PLAN    CAPITALIZATION   CONSOLIDATED
----------------------------------------------   -------------   -------------   --------------   -------------
Revenues from Insurance, Pension Plans and
 Capitalization                                            446             835              191          1,475
  Revenues from Insurance                                  446              86                -            534
  Revenues from Pension Plans                                -             749                -            749
  Revenues from Capitalization                               -               -              191            192
Changes in Technical Reserves                              (46)           (447)            (145)          (636)
  Insurance                                                (46)             (4)               -            (50)
  Pension Plans                                              -            (443)               -           (443)
  Capitalization                                             -               -             (145)          (144)
Pension Plan Benefits Expenses                               -            (295)               -           (299)
Earned Premiums                                            400              82                -            485
Result of Pension Plans and Capitalization                   -              11               46             56
Retained Claims                                           (262)            (29)               -           (293)
Selling Expenses                                           (81)            (12)              (7)          (100)
Other Operating Income/(Expenses) of Insurance              22              (1)               -             23
 Operations                                                 22              (1)               -             23
Service Fees                                                 -              32                -             32
Administrative and Tax Expenses except ISS, PIS
 and COFINS                                                (79)            (44)             (22)          (146)
Tax Expenses of ISS, PIS and COFINS                        (12)             (7)              (3)           (22)
Financial Margin                                            35              50               30            115
Operating Income                                            23              83               43            149
Non-Operating Income                                         2              (0)              (0)             3
Income Before Income Tax and Social Contribution            25              83               43            152
Income Tax / Social Contribution                            (4)            (20)             (15)           (39)
Profit Sharing                                              (0)             (0)               -             (0)
NET INCOME                                                  21              63               28            113

Obs: Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
     All the information related to VGBL was classified together with the pension plan products.
     The item Administrative and Tax Expenses except ISS, PIS and COFINS includes Personal Expenses, Other Administrative Expenses, Tax Expenses of CPMF and Other Taxes and Other Operating Expenses.

119  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

The net profit from the insurance, pension plans and capitalization segment showed a reduction in relation to the previous quarter, amounting to R$101 million in the fourth quarter of 2004.

The growth in revenue from pension plans is noteworthy, with an increase of R$ 173 million from the previous quarter to reach R$ 922 million in the fourth quarter of 2004.

Pension plan and VGBL technical provisions grew by 11.6% in the past quarter, reaching R$ 8,565 million at December 31, 2004.

Reflecting the growth in the portfolio of PGBL and VGBL pension products, service fee income relating to the management fee on funds linked to these products increased by R$ 2 million to a total of R$ 34 million.

A number of increasingly noticeable factors are behind the private pension growth trend in Brazil. Economic stability, prospects of economic growth, increased access of the population to financial services, growing concerns with retirement among Brazilians -- as a result of the recent discussions of social security reform and law enhancements, in particular the tax law -- all these factors contribute to create a favorable environment for the strong growth in this segment.

To address such concerns, on August 26, 2004, the federal government enacted Provisional Measure 209 to encourage long-term savings. As of 2005, this Measure makes it possible to create private pension plans that are subject to taxation at rates that decrease with time, starting off with a rate of 35% for withdrawals in the first 2 years, falling to a rate of 10% for withdrawals after 10 years.

Effective January 2005, products under the new tax system are available at Itau branches.

The capitalization bond segment is another highlight. These revenues increased by R$ 42 million from the previous quarter, reaching R$ 234 million.

Premiums earned on insurance transactions totaled R$479 million in the fourth quarter of 2004, while retained claims declined by R$ 27 million, reaching R$ 266 million. Administrative expenses rose on account of year-end campaigns.

SEGUROS

The pro forma net income of insurance companies was impacted mainly by the reduction in earned premiums and growth in administrative expenses.

In the fourth quarter of 2004, earned premiums amounted to R$ 479 million, compared to R$ 485 million in the prior quarter. The automobile, life and personal accident lines increased, while transportation, health and other lines decreased.

The automobile line posted earned premiums of R$ 205 million in the fourth quarter of 2004, a 5.7% increase compared to the third quarter of 2004.

Life insurance earned premiums were R$ 154 million in the period, an 8.5% growth from the previous quarter. Earned premiums in the property risk line, including residential insurance, remained virtually stable from the third quarter of 2004, totaling R$ 55 million, continuing to reflect the volume of sales of the residential line in campaigns at the branches.

Retained claims decreased by R$ 27 million, from R$ 293 million to R$ 266 million, in the fourth quarter of 2004, mainly from the decline in the level of claims in the life and personal accident lines.

Administrative expenses increased primarily due to year-end campaigns.

The charts below show the composition of earned premiums by insurance line.

The automobile line accounted for 43.2% of the total premiums earned in the quarter, while life and personal accidents increased to 32.6%.

COMPOSITION OF EARNED PREMIUMS

                              [CHART APPERAR HERE]

120  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

COMBINED RATIO

                              [CHART APPEARS HERE]

The decrease in the combined ratio for insurance transactions was due to the improved claim level in the quarter, in particular the decline in life and personal accident claims.

NUMBER OF POLICIES - MASS PRODUCTS

                              [CHART APPEARS HERE]

The number of life and personal accident policies grew to 1,039 thousand policies at the end of the quarter. The number of automobile policies slightly decreased, totaling 826 thousand policies. Residential products also declined, totaling 424 thousand policies at the end of 2004.

CLAIM RATIO

The total claims ratio declined to 51% in the fourth quarter of 2004, reflecting the reduced number of claims in the life and personal accident lines.

                              [CHART APPEARS HERE]

Note: The insurance charts do not include Itauseg Saude and Gralha Azul Saude, and include life insurance line of Itau Vida e Previdencia S.A.

121  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

PENSION PLAN
In the fourth quarter of 2004, revenues from pension plans amounted to R$ 922 million, comprising PGBL, VGBL and traditional plan contributions. The inflow was higher than funds obtained in the previous quarter, which totaled R$ 749 million, due to seasonal effects on pension plans to take advantage of tax deductibility, which leads to increased contributions during the last months of the year.

The pro forma net income of pension plan companies added up to R$ 67 million, although they recorded a loss of R$ 16 million because of increased technical provisions in the quarter.

In order to offer the highest level of security to its customers and investors within the limits set up by the law and regulatory bodies, in the fourth quarter, Itau pension companies recorded additional actuarial provisions of R$ 37 million, including provisions for insufficient contributions, financial fluctuations and risk fluctuations. In the third quarter, such provisions amounted to R$ 8 million.

At the end of the fourth quarter of 2004, technical provisions totaled R$ 8.6 million, an 11.6% growth from the previous quarter.

PENSION PLAN TECHNICAL PROVISIONS

                              [CHART APPEARS HERE]

The next table shows technical provisions by product and by guaranteed yield for the participant.

TECHNICAL RESERVES BY PRODUCT/GUARANTEE IN 12/31/2004

                                                                      R$ million

                          GUARANTEED YIELD
                 ---------------------------------
                 EXCLUSIVE
PRODUCT            FUNDS       IGP-M         TR        OTHER       TOTAL         %
--------------   ---------   ---------   ---------   ---------   ---------   ---------
VGBL                 4,438           -           -                   4,438        51.8%
PGBL                 2,480           -           -                   2,480        29.0%
TRADITIONAL              -       1,534          82           0       1,616        18.9%
DEFINED BENEFIT          -           -          26                      26         0.3%
ACCESSORIES              -           -           -           3           3         0.0%
TOTAL                6,919       1,534         108           3       8,565       100.0%

At December 31, 2004, VGBL products accounted for 51.8% of the total pension plan technical provisions, while technical provisions for PGBL represented 29.0% of the total.

Offering the customer greater transparency than the former pension plan products with a defined contribution or defined benefit, VGBL and PGBL have their resources invested in exclusive funds during the accumulation phase, and do not constitute a risk for the company, which merely passes on the yield achieved in the fund.

The traditional plans, which have ceased to be marketed by Itau, offered the customer the guarantee of a minimum yield, tied to an index (IGP-M or TR); at the end of the fourth quarter of 2004, their share in the technical provisions was 18.9%.

CAPITALIZATION
Revenues from capitalization bonds amounted to R$ 234 million in the fourth quarter of 2004, above the R$ 191 million revenue achieved in the previous quarter. Such increase was mainly due to the sales of the Super PIC Natal 2004 product.

In November and December 2004, the Super PIC Natal 2004 campaign was held. This product is a capitalization bond with a single payment of R$1,000.00 and customers compete for over R$ 8 million in cash prizes. More than 43 thousand bonds were marketed in this campaign, which contributed towards the portfolio increase to 3.6 million active bonds, corresponding to R$ 1,045 million in technical provisions.

In the last 12 months, cash prizes amounting to R$ 31 million were distributed to 917 customers whose bonds were selected.

The following table shows the growth of the portfolio of capitalization bonds with monthly (PIC) and single (Super PIC) payments.

NUMBER OF CAPITALIZATION BONDS

                              [CHART APPEARS HERE]

122  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INVESTMENT FUNDS AND MANAGED PORTFOLIO

The pro forma financial statements below were based on Itau internal management information, and are intended to show the performance of the Investment Fund Management area.

                                           4TH Q./04   3RD Q./04   VARIATION
                                           ---------   ---------   ---------
Banking Service Fees                             364         339          26
  Mutual fund Management Fees(*)                 323         305          17
  Brokerage Services                              31          23           7
  Custody Services and Managed Portfolios         11          10           1
Transfer for Banking                            (178)       (174)         (3)
Administrative and Taxes Expenses
 except for ISS, PIS and COFINS                  (99)        (90)         (9)
Taxes Expenses (ISS, PIS and COFINS)             (18)        (17)         (0)
INCOME BEFORE TAX                                 70          57          13
Income Tax and Social Contribution               (24)        (19)         (5)
Profit Sharing                                    (7)         (8)          0
NET INCOME                                        38          30           9

(*)  Not including income from Pension Plans Funds Management.
Obs: The Administrative and Tax Expenses except for ISS, PIS and COFINS are made up of personnel expenses, other administrative expenses, other operating expenses , and the part of tax expenses associated with CPMF and others.

Net income from Investment Funds and Managed Portfolios reached R$38 million in the fourth quarter of 2004, increasing by R$7 million compared to the previous quarter.

The main driver of such growth was income from mutual fund management fees, which totaled R$323 million compared to R$305 million in the third quarter. The rise is primarily due to the increased volume of funds under management, as well as the higher interest rates, which have a positive impact on mutual fund management fees associated with the performance levels of certain products. The volume of funds under management by Itau totaled R$99,753 million at the end of December 2004, compared to R$93,774 million in September, a 6.4% growth, representing a market share of 14.2%.

During the quarter, systems and marketing materials were adjusted to the new Fund Legislation and the new taxation rules.

ITAU CORRETORA

In the fourth quarter of 2004, the volume traded by Itau Corretora, which is managed independently from the investment fund activities, amounted to R$10.4 billion, representing a 31.6% increase from the previous quarter. This increase is reflected in the brokerage services revenues which totaled R$31 million in the period. In 2004, Itau Corretora ranked fourth among all brokers, with a 5.7% market share, and presented a 75% growth compared to the previous year.

Through its Home Broker - www.itautrade.com.br - in the fourth quarter of 2004, Itau Corretora traded R$812 million on behalf of its customers, with a market share of 14.8%, compared to 10.8% in the previous quarter, and ranking third among home brokers in Brazil. At the end of the fourth quarter, Itautrade had over 33 thousand customers on record and carried out 1.6 thousand daily transactions on average.

ASSETS UNDER MANAGEMENT

                              [CHART APPEARS HERE]

INVESTMENT FUNDS -  BY BUSINESS AREA

                              [CHART APPEARS HERE]

123  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

BANCO ITAU BBA

We set out below the pro forma income statement of Banco Itau BBA.

                                                                      R$ Million

              BANCO ITAU BBA                4TH Q./04    3RD Q./04    VARIATION
----------------------------------------   ----------   ----------   ----------
NET INTEREST MARGIN                               464          391           74
Result from Loan Losses                            31           27            3
  Provision for Loan and Lease Losses              27           20            7
  Credits Recoveries and Renegotiated               4            7           (3)
NET INCOME FROM FINANCIAL OPERATIONS              495          418           77
OTHER OPERATING INCOME (EXPENSES)                 (89)         (52)         (36)
  Banking Service Fees                             84           83            1
  Administrative and Tax Expenses (except
   for ISS, PIS and COFINS)                      (159)        (133)         (26)
  Taxes Expenses for ISS, PIS and COFINS          (30)         (29)          (2)
  Other Operating Income                           16           26          (10)
OPERATING INCOME                                  406          366           41
Non-Operating Income                                1            1           (1)
INCOME BEFORE TAX                                 407          367           40
Income Tax and Social Contribution               (151)        (147)          (4)
Profit Sharing                                    (14)         (24)           9
  NET INCOME                                      242          196           45

Note: The item Administrative and tax expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

The fourth quarter of 2004 showed a financial margin of R$464 million, which reflects an increase of 18.7% in relation to the margin of R$391 million seen in the previous quarter. This fact is basically due to (i) the management of the foreign exchange risk on the investments abroad, the result of which is partly offset by the tax effect of the hedge transactions, and (ii) the gains arising from structured credit operations.

With regard to the results from doubtful debts, the R$27 million reversal of allowances in the quarter should be noted, which was basically caused by the effects of the appreciation of the real against the U.S. dollar on the portion of the loan portfolio denominated in foreign currency.

In this context, the gross income from financial intermediation, in the amount of R$495 million, showed an increase of 18% in relation to the previous quarter.

Service fee income totaled R$84 million in the quarter, remaining on the level shown in the previous quarter, originating mainly from (i) cash management services, and (ii) commissions received for Itau BBA's participation in the fixed and variable income capital market.

The administrative and tax expenses, except for ISS, PIS and COFINS, added up to R$159 million, and showed an increase of 19.6% in comparison with the third quarter of 2004. The main factors that contributed towards this are: (i) processing costs due to the increase in the number of transactions with corporate customers, (ii) an increase in personnel expenses, including those resulting from the collective negotiations (collective salary agreement), and
(iii) setting up operational provisions for contingent liabilities.

Expenses for income tax and social contribution, in the amount of R$151 million in the fourth quarter of 2004, showed an increase of 3% when compared with the previous quarter, basically because of the tax effect of the currency hedge derivative transactions for the investments abroad.

As a consequence of the items described above, Itau BBA's pro forma net income amounted to R$242 million in the 4th quarter of 2004, increasing 23.5% in relation to the previous period and contributing to an annualized return on allocated capital (tier 1) of 33.9% in the period.

UNRESTRICTED LOAN TRANSACTIONS - LARGE COMPANIES (*)

                              [CHART APPEARS HERE]

(*)  Endorsements and sureties included

124  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO of ITAU]

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                              BALANCE BY CURRENCY

                             [GRAPHIC APPEARS HERE]

ANALYSIS OF THE CONSOLIDATED BALANCE SHEET

BALANCE BY CURRENCY (*)

The Balance Sheet by Currencies shows the balances linked to the local and foreign currencies. At December 31, 2004, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability in the total of US$872 million. It should be pointed out that the gap management policy followed by the institution is carried out considering the tax effects on this position. Since the result of exchange rate variation on Investments Abroad is not taxed, this constitutes a hedge (a liability in currency derivatives) of a greater volume than the hedged asset, in such a way that the results of foreign currency exposure, net of tax effects, is very low, it is therefore consistent with the strategy for low exposure to risk adopted by Banco Itau Holding Financeira S.A.

                                                                      R$ Million

                                                                        DEC 31, 04
                                        ------------------------------------------------------------------------    SEP 30, 04
                                                                   BUSINESS IN BRAZIL                               BUSINESS IN
                                                       ------------------------------------------                     BRAZIL
                                                                         LOCAL         FOREIGN        BUSINESS        FOREIGN
                ASSETS                  CONSOLIDATED      TOTAL         CURRENCY       CURRENCY        ABROAD        CURRENCY
-------------------------------------   ------------   ------------   ------------   ------------   ------------   ------------
Cash and Cash Equivalents                      1,930          1,637          1,444            193            297            127
Short-term Interbank Deposits                 19,747         13,866         13,785             81          6,465            625
Securities                                    29,176         20,504         19,595            909         10,736          1,235
Loan and Leasing Operations                   44,354         39,294         35,618          3,676          6,542          4,469
Other Assets                                  32,014         30,843         24,482          6,360          1,796          8,824
   Foreign Exchange Portfolio                  9,159          9,159          2,896          6,264              0          8,668
   Others                                     22,854         21,683         21,587             97          1,796            155
Permanent Assets                               3,119          9,256          2,348          6,909            775          6,611
   Investments in                                920          7,167            258          6,909            666          6,611
   Fixed Assets                                1,965          1,896          1,896              0             69              0
   Deferred Expenses                             234            193            193              0             41              0
TOTAL ASSETS                                 130,339        115,401         97,272         18,128         26,610         21,891
 DERIVATIVES - CALL POSITIONS
   Futures                                                                                  2,924                         4,655
   Options                                                                                  3,168                         3,375
   Swaps                                                                                    4,254                         4,931
   Others                                                                                     215                           206
                                                                                     ------------                  ------------
TOTAL ASSETS AFTER ADJUSTMENTS (a)                                                         28,689                        35,057
                                                                                     ------------                  ------------

                                                                        DEC 31, 04
                                        ------------------------------------------------------------------------    SEP 30, 04
                                                                   BUSINESS IN BRAZIL                               BUSINESS IN
                                                       ------------------------------------------                     BRAZIL
                                                                         LOCAL         FOREIGN        BUSINESS        FOREIGN
              LIABILITIES               CONSOLIDATED      TOTAL         CURRENCY       CURRENCY        ABROAD        CURRENCY
-------------------------------------   ------------   ------------   ------------   ------------   ------------   ------------
Deposits                                      42,030         35,747         35,634            113          6,293             33
   Demand Deposits                            11,156         10,230         10,117            113            930             33
   Savings Accounts                           19,197         18,953         18,953              0            245              0
   Interbank Deposits                            647            258            258              0            389              0
   Time Deposits                              11,029          6,307          6,307              0          4,729              0
Deposits Received under Securities
 Repo Agreements                              16,098         15,685         15,685              0            414              0
Funds from Acceptances and Issue of
 Securities                                    3,431          2,668              1          2,667          2,856          2,824
Borrowings and On-lending Borrowings          10,518          7,399          3,961          3,438          4,583          3,921
Derivative Financial Instruments               1,173            702            702              0            471              0
Other Liabilities                             30,853         27,105         20,663          6,442          4,945          9,497
   Foreign Exchange Portfolio                  9,405          9,405          4,656          4,749              0          7,399
   Others                                     21,448         17,699         16,007          1,692          4,945          2,098
Technical Provisions of Insurance,
 Pension Plans and Capitalization
 - unrestricted                               11,023         11,023         11,023              0              0              0
Deferred Income                                   47             34             34              0             14              0
Minority Interest in Subsidiaries              1,193          1,067          1,067              0            127              0
Stockholder's Equity                          13,971         13,971         13,971              0          6,909              0
   Capital and Reserves                       10,195         10,195         10,195              0          6,420              0
   Net Income                                  3,776          3,776          3,776              0            489              0
TOTAL LIABILITIES                            130,339        115,401        102,741         12,660         26,610         16,275
DERIVATIVES - PUT POSITIONS
   Futures                                                                                  6,856                         8,552
   Options                                                                                  4,148                         3,885
   Swaps                                                                                    6,065                         7,516
   Others                                                                                     506                           643
                                                                                     ------------                  ------------
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)                                                    30,234                        36,871
                                                                                     ------------                  ------------
FOREIGN EXCHANGE POSITION (c = a - b)                                                      (1,545)                       (1,814)
FOREIGN EXCHANGE POSITION OF MINORITY STOCKHOLDERS' (d)                                      (770)                         (744)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) R$                      (2,315)                       (2,559)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) US$                       (872)                         (895)

(*)  It does not exclude transactions between local and foreign business.

126  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                                RISK MANAGEMENT

                             [GRAPHIC APPEARS HERE]

RISK MANAGEMENT

MARKET RISK

BANCO ITAU HOLDING FINANCEIRA

Banco Itau views risk management as a key tool to optimize the utilization of capital and the selection of the best business opportunities, in order to ensure the best risk/return ratio for its shareholders. Market risk management at Itau uses three concepts: value at risk (VaR), stress scenarios, and stop loss.

The next table shows Itau's global VaR. It can once more be seen that the diversification of the business units' risks is significant, enabling the conglomerate to carry a very small total exposure to market risk when compared to its capital.

BANCO ITAU HOLDING VAR *

                                                                      R$ Million

                                       DEC 31, 04    SEP 30, 04
                                      -----------   -----------
Fixed  Rate Risk Factor                      18.3           6.1
Benchmark Rate (TR) Risk Factor              15.6          11.0
Exchange Indexation Risk Factor               8.6          12.8
Exchange Variaton Risk Factor                34.0          42.3
Sovereign Risk Factor                        15.5          22.5
Equities Risk Factor                          8.3          11.9
Libor Risk Factor                             0.2           0.4
                                      -----------   -----------
Banco Itau Europa                             0.6           1.3
Banco Itau Buen Ayre                          0.2           0.3
Diversification Impact                      (59.0)        (53.0)
                                      -----------   -----------
Global VaR                                   42.3          55.6
                                      -----------   -----------

BANCO ITAU

The Global VaR of the structural gap represents commercial transactions and the related risk management in Brazil. In the fourth quarter, the Global VaR of the structural gap remained virtually unaltered from the previous quarter, in spite of the increased volatility seen in the interest rate market (fixed rate and TR) arising from changes in the basic interest rate (Selic). The diversification effect and reduced volatility in the variable income market helped maintain this indicator stable. The Global VaR levels are immaterial considering the institution's assets.

STRUCTURAL GAP ITAU VAR*

                                                                      R$ Million

                                       DEC 31, 04    SEP 30, 04
                                      -----------   -----------
Fixed  Rate Risk Factor                      17.7           7.1
Benchmark Rate (TR) Risk Factor              15.6          11.0
Exchange Indexation Risk Factor               7.4           9.2
Exchange Variaton Risk Factor                32.3          31.2
Equities Risk Factor                          2.4           7.6
Diversification Impact                      (44.6)        (32.6)
                                      -----------   -----------
Global VaR                                   31.0          33.6
                                      -----------   -----------

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.


The trading desks for the bank's own portfolio seek the best alternatives from among the various business opportunities available in the domestic and international markets, in addition to managing the risks of structured transactions offered to customers, monitored using VaR Stress. During the quarter, the utilization of the VaR Stress limit was 31.2% on average, and 20.6% at December 31, 2004.

Finally, the overall risk of Overseas positions, comprising the Grand Cayman, New York and ItauBank positions, declined in the fourth quarter of 2004, in line with the reduction of the Brazil country risk, as shown in the table below.

OVERSEAS VAR *

                                                                     US$ Million

                                       DEC 31, 04    SEP 30, 04
                                      -----------   -----------
Sovereign Risk Factor                         5.3           6.0
Libor Risk Factor                             0.1           0.1
Diversification Impact                       (0.6)          0.0
                                      -----------   -----------
Global VaR                                    4.8           6.1
                                      -----------   -----------
Maximum Global VaR in the quarter             6.3           8.2
Medium Global VaR in the quarter              5.7           6.2
Minimum Global VaR in the quarter             4.8           5.0

BANCO ITAU BBA

The treasury of Itau BBA increased its risk positions and took advantage of a number of opportunities arising from interactions with different markets. The risk profile in the past quarter was characterized by a longer position loading period, evidenced by the increase in Average VaR and Minimum VaR. The slight increase in Maximum VaR compared to the previous period shows that no individual exposure was significantly different from those traditionally assumed by the institution. At the end of the period, Itau BBA's VaR remained at negligible levels when compared to the institution's assets.

BANCO ITAU BBA VAR  *

                                                                      R$ Million

                                       Dec 31, 04    Sep 30, 04
                                      -----------   -----------
Fixed Rate Risk Factor                        2.6           2.9
Exchange Indexation Risk Factor               1.7           0.6
Exchange Variaton Risk Factor                16.0           9.3
Equities Risk Factor                          3.2           2.9
Sovereign Risk Factor                         4.5           5.5
Diversification Impact                       (8.8)         (5.9)
                                      -----------   -----------
Global VaR                                   19.1          15.3
                                      -----------   -----------
Maximum Global VaR in the quarter            29.5          23.5
Medium Global VaR in the quarter             21.8          13.0
Minimum Global VaR in the quarter            14.8           4.2

128  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

SECURITIES PORTFOLIO

EVOLUTION OF SECURITIES PORTFOLIO

                                                                      R$ Million

                                                                                                               VARIATION (%)
                                                                                                           --------------------
                                                                                                            DEC04-      DEC04-
                                       DEC 31, 04     %       SEP 30, 04     %       DEC 31, 03     %       SEP04       DEC03
                                      -----------   ------   -----------   ------   -----------   ------   --------    --------
  Public Securities - Domestic              7,486     25.3%        9,369     32.5%       14,306     48.5%     -20.1%      -47.7%
  Public Securities - Foreign               1,065      3.6%          837      2.9%        1,062      3.6%      27.3%        0.3%
Total Public Securities                     8,551     28.9%       10,206     35.4%       15,368     52.1%     -16.2%      -44.4%
Private Securities                         12,145     41.1%       11,216     38.9%        8,564     29.0%       8.3%       41.8%
PGBL/VGBL Funds Quotas                      6,918     23.4%        6,118     21.2%        4,111     13.9%      13.1%       68.3%
Derivative Financial Instruments            1,962      6.6%        1,319      4.6%        1,444      4.9%      48.7%       35.8%
                                      -----------   ------   -----------   ------   -----------   ------   --------    --------
Total Securities                           29,576    100.0%       28,858    100.0%       29,488    100.0%       2.5%        0.3%
                                      -----------   ------   -----------   ------   -----------   ------   --------    --------

The total balance of the securities portfolio amounted to R$29,576 million at December 31, 2004, up 2.5% from the previous quarter. During the period, total public securities declined by 16.2%, amounting to R$8,551 million at the end of 2004. On the other hand, the balance of corporate securities increased by 8.3%, totaling R$12,145 million.

Itau has significantly contributed to the present economic upturn in Brazil, by supporting new projects carried out by large companies, not only by extending loans and financing, but also by acquiring such companies' securities in the capital market. This posture is quite clear when one reviews the changes in balances described above.

Furthermore, the balance of the quotas of PGBL / VGBL funds showed growth of 13.1% in the last quarter of 2004, adding up to R$6,918 million. The great acceptance and good performance of Itau's pension plan products once again becomes evident, when one observes the 68.3% growth in the balance of the quotas of PGBL / VGBL funds in the course of the year. It is important to remember that the securities portfolio of the PGBL / VGBL plans belongs to the customers; its balancing entry in liabilities is under the heading of Technical Provision for Pension Plans.

Finally, the additional provision for past and present risks of fluctuations in the quoted value of securities was reduced by R$200 million in the quarter, considering the steady decline in the likelihood of financial markets the reexperiencing periods of high volatility.

PRIVATE SECURITIES PORTFOLIO AND CREDIT PORTFOLIO

The resources made available to the diverse economic agents to finance their operations and investments totaled R$65,421 million at December 31, 2004, as shown in the table.

RESOURCES TO THE ECONOMIC AGENTS

                                                                      R$ Million

                                                             DECEMBER, 04
                                 ---------------------------------------------------------------
          RISK LEVEL                AA         A          B          C         D - H      TOTAL
------------------------------   --------   --------   --------   --------   --------   --------
Euro Bond's and Similars            3,397        667        232          7         39      4,342
Certificates of Deposits            3,696        126          1         10          4      3,837
Debentures                            305        578         16        279          3      1,182
Shares                                282        447        118          3          1        851
Promissory Notes                      166        334        249          4          -        753
Other                                 407        234        498         41          -      1,180
SubTotal                            8,252      2,387      1,115        345         47     12,145
Credit Operations/(*)/              8,559     24,940     12,869      2,209      4,698     53,275
Total                              16,811     27,326     13,984      2,554      4,745     65,421
% do Total                           25.7%      41.8%      21.4%       3.9%       7.3%     100.0%

(*)  Endorsements and Sureties included.

129  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT RISK

CREDIT OPERATIONS

As a result of the increased demand for credit and specific actions taken in certain segments, the portfolio grew in the quarter. The Bank, however, maintained its conservative posture by prioritizing the best customers in order to protect the risk/return ratio of its transactions. Furthermore, the review of models, processes and credit recovery policy played an important role in the improvement of the portfolio quality.

The credit portfolio amounted to R$53,275 million in December 2004, growing by 4.3% from the previous quarter. Noteworthy during the period was the 49.0% expansion in credit card operations, impacted by the increased shareholding in Credicard. The micro, small and mid-sized company segment increased by 15.7% during the quarter.

The appreciation of the real during the quarter helped to reduce by 9.6% the credit volume linked to foreign currencies in the portfolio. The risk is spread out among a number of industries, so that no one of them concentrates more than 5.1% of total risk. Two segments, Light and Heavy Vehicle and Retail, posted the highest growth rates of 49.0% and 7.9%, respectively.

As a result of changes in the portfolio mix, the share of the 100 top borrowers in the total portfolio declined and now corresponds to 28.9%.

CREDIT OPERATIONS

                              [CHART APPEARS HERE]

POLICY ON CREDIT AND PROVISIONS

Banco Itau Holding Financeira adopts a conservative credit policy, based on rigorous analysis and rating of its customers, by using advanced credit analysis and selective decision tools. As such, the institution tries to channel resources to those customers offering the lowest risk level. At Banco Itau Holding Financeira, the entire decision taking process, as well as the definition of the credit policy, are centralized, in order to ensure synchronized actions and optimize business opportunities. This centralized process allows for the ongoing, swift monitoring of the criteria adopted. Decision are taken by teams and focused on the individual segments. This policy implies provision levels considered adequate to cope with any erosion in the overall quality of the bank's credit assets.

For more details on the provision for doubtful accounts, please refer to the section "Results of Loan Losses" of this report.

130  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT PORTFOLIO DEVELOPMENT CONSOLIDATED BY CLIENT TYPE AND CURRENCY(*)

                                                                      R$ Million

                                                                                             VARIATION
                                                                          -------------------------------------------------
                                                                             DEC/04 - SEP/04            DEC/04 - DEC/03
                                   DEC/2004    SEP/2004    DEC/2003       ----------------------     ----------------------
                                    BALANCE     BALANCE     BALANCE        BALANCE         %           BALANCE         %
                                   ---------   ---------   ---------      ---------    ---------      ---------    ---------
LOCAL CURRENCY

Corporate - Unrestricted              11,614      12,160      11,168           (547)        -4.5%          446          4.0%
  Itau BBA                            11,200      10,908      10,156            292          2.7%        1,044         10.3%
  Itau (*)                               414       1,253       1,012           (838)       -66.9%         (598)       -59.1%
Corporate - Restricted                 2,031       2,049       1,532            (18)        -0.9%          499         32.5%
  Itau BBA                             1,967       1,996       1,491            (29)        -1.4%          476         31.9%
  Itau (*)                                64          54          41             11         19.6%(**)       23         55.4%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Subtotal                              13,645      14,209      12,700           (565)        -4.0%          945          7.4%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Small and Medium-Sized
 Companies - Unrestricted              7,407       6,258       4,444          1,149         18.4%        2,963         66.7%
Small and Medium-Sized
 Companies - Restricted                  588         653         392            (65)       -10.0%          196         50.0%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Subtotal                               7,995       6,911       4,836          1,084         15.7%        3,159         65.3%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Personal - Unrestricted               18,203      15,203      12,188          3,000         19.7%        6,014         49.3%
  Credit Card                          5,162       3,464       3,171          1,698         49.0%        1,991         62.8%
  Personal Loans excluding
   consignment loans of BMG            6,514       6,354       4,609(**)        159          2.5%        1,905         41.3%
  Consignment loans of BMG               332           -           -              -          0.0%            -          0.0%
  Veiculos                             6,196       5,385       4,409            811         15.1%        1,787         40.5%
Personal - Restricted                  1,914       1,958       2,101            (44)        -2.3%         (187)        -8.9%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Subtotal                              20,116      17,161      14,289          2,955         17.2%        5,827         40.8%
                                   =========   =========   =========      =========    =========     =========    =========
Total - Unrestricted                  37,223      33,621      27,800          3,603         10.7%        9,424         33.9%
Total - Restricted                     4,532       4,660       4,025           (128)        -2.7%          507         12.6%
Total                                 41,756      38,281      31,825          3,475          9.1%        9,931         31.2%

FOREIGN CURRENCY

Corporate - Unrestricted              10,282      11,558      11,589         (1,275)       -11.0%       (1,307)       -11.3%
  Itau BBA                             9,182      10,396      10,693         (1,214)       -11.7%       (1,511)       -14.1%
  Itau (*)                             1,100       1,161         896            (61)        -5.2%          204         22.8%
Corporate - Restricted                     -           0           4             (0)      -100.0%           (4)      -100.0%
  Itau BBA                                 -           -           -              -            -             -            -
  Itau (*)                                 -           0           4             (0)      -100.0%           (4)      -100.0%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Subtotal                              10,282      11,558      11,593         (1,276)       -11.0%       (1,310)       -11.3%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Small and Medium-Sized
 Companies - Unrestricted              1,152       1,138         568             14          1.2%          584        102.8%
Small and Medium-Sized
 Companies - Restricted                    -           -           -              -            -             -            -
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Subtotal                               1,152       1,138         568             14          1.2%          584        102.8%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Personal - Unrestricted                   81          76          68              5          6.1%           13         18.6%
  Credit Card                              -           -           -              -            -             -            -
  Personal Loans excluding
   consignment loans of BMG               81          76          68              5          6.1%           13         18.6%
  Consignment loans of BMG                 -           -           -            - -                          -            -
  Veiculos                                 -           -           -              -            -             -            -
Personal - Restricted                      4           6           7             (2)       -32.9%           (3)       -39.9%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Subtotal                                  85          82          75              3          3.3%           10         13.4%
                                   =========   =========   =========      =========    =========     =========    =========
Total - Unrestricted                  11,516      12,772      12,226         (1,257)        -9.8%         (710)        -5.8%
Total - Restricted                         4           6          10             (2)       -37.1%           (6)       -61.5%
Total                                 11,520      12,779      12,236         (1,259)        -9.9%         (716)        -5.9%

TOTAL

Corporate - Unrestricted              21,896      23,718      22,757         (1,822)        -7.7%         (860)        -3.8%
  Itau BBA                            20,382      21,304      20,848           (923)        -4.3%         (467)        -2.2%
  Itau (*)                             1,515       2,414       1,908           (899)       -37.3%         (394)       -20.6%
Corporate - Restricted                 2,031       2,049       1,536            (19)        -0.9%          495         32.2%
  Itau BBA                             1,967       1,996       1,491            (29)        -1.4%          476         31.9%
  Itau (*)                                64          54          45             10         18.7%           19         42.6%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Subtotal                              23,927      25,767      24,293         (1,840)        -7.1%         (366)        -1.5%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Small and Medium-Sized
 Companies - Unrestricted              8,559       7,396       5,012          1,163         15.7%        3,547         70.8%
Small and Medium-Sized
 Companies - Restricted                  588         653         392            (65)       -10.0%          196         50.0%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Subtotal                               9,147       8,049       5,404          1,098         13.6%        3,743         69.3%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Personal - Unrestricted               18,284      15,279      12,257          3,005         19.7%        6,027         49.2%
  Credit Card                          5,162       3,464       3,171          1,698         49.0%        1,991         62.8%
  Personal Loans excluding
   consignment loans of BMG            6,595       6,431       4,677(**)        164          2.5%        1,917         41.0%
  Consignment loans of BMG               332           -           -              -          0.0%            -          0.0%
  Veiculos                             6,196       5,385       4,409            811         15.1%        1,787         40.5%
Personal - Restricted                  1,918       1,964       2,108            (46)        -2.4%         (190)        -9.0%
                                   ---------   ---------   ---------      ---------    ---------     ---------    ---------
Subtotal                              20,201      17,243      14,364          2,958         17.2%        5,837         40.6%
                                   =========   =========   =========      =========    =========     =========    =========
Total - Unrestricted                  48,739      46,393      40,025          2,346          5.1%        8,714         21.8%
Total - Restricted                     4,536       4,666       4,036           (130)        -2.8%          501         12.4%
Total                                 53,275      51,059      44,061          2,216          4.3%        9,215         20.9%

(*)   Includes large companies operations accounted on Banco Itau.
(**) The amounts at Dec/2003 were adjusted to exclude the loan granted on 12/18/03 to the civil servants of the State of Rio de Janeiro in the amount of R$ 520 million, which was totally settled on 01/05/04.
Note: Endorsements and sureties included.

131  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

LOANS PORTFOLIO BY RISK FACTOR

                                                  FALLING DUE INSTALLMENTS
                                    ---------------------------------------------------------
                       OVERDUE       1 TO 3      3 TO 6      6 MONTHS     1 TO 2     2 YEARS
    DEC 31, 04       INSTALLMENTS    MONTHS      MONTHS     TO 1 YEAR     YEARS      OR MORE      TOTAL
-----------------   -------------   --------    --------    ----------   --------    --------    --------
Fixed Rate                    4.2%      41.8%       14.4%         15.7%      14.3%        9.5%      100.0%
Floating Rate                 1.0%      13.6%       11.3%         15.4%      18.7%       40.0%      100.0%
Prices Index                  0.8%       2.8%        5.6%          8.8%       3.9%       78.0%      100.0%
Other                         3.3%      53.2%       10.5%          8.5%       7.4%       17.1%      100.0%
Total                         3.4%      38.7%       12.9%         14.0%      13.5%       17.5%      100.0%

RISK RATE OF THE CREDIT PORTFOLIO

                                                                      R$ Million

                                                 DEC 31, 04                                         SEP 30, 04
                            -------------------------------------------------   ------------------------------------------------
                                        PROVISION         %            %                    PROVISION         %            %
                                         FOR LOAN     PROVISION     PROVISION                FOR LOAN     PROVISION    PROVISION
                    RISK    PORTFOLIO     LOSSES     / PORTFOLIO     PARTIC.    PORTFOLIO     LOSSES     / PORTFOLIO    PARTIC.
                   ------   ---------   ----------   -----------   ----------   ---------   ----------   -----------   ---------
Individuals        AA - C      16,488          139           0.8%         6.8%     13,849          129           0.9%        6.4%
                    D - H       3,693        1,345          36.4%        65.5%      3,379        1,200          35.5%       59.2%
Subtotal Ind.                  20,181        1,484           7.4%        72.3%     17,228        1,329           7.7%       65.6%

Businesses         AA - C      26,264          163           0.6%         7.9%     26,440          156           0.6%        7.7%
                    D - H         963          407          42.3%        19.8%      1,142          541          47.4%       26.7%
Subtotal Bus.                  27,226          569           2.1%        27.7%     27,582          697           2.5%       34.4%

  Total            AA - C      42,752          302           0.7%        14.7%     40,289          286           0.7%       14.1%
                    D - H       4,655        1,752          37.6%        85.3%      4,521        1,741          38.5%       85.9%

Total                          47,407        2,054           4.3%       100.0%     44,810        2,027           4.5%      100.0%

Additional
 Provision                                   1,000           2.1%                                1,000           2.2%

GENERAL TOTAL                  47,407        3,054           6.4%                  44,810        3,027           6.8%

                                        DEC 31, 03
                   -------------------------------------------------
                               PROVISION         %            %
                                FOR LOAN     PROVISION     PROVISION
                   PORTFOLIO     LOSSES     / PORTFOLIO     PARTIC.
                   ---------   ----------   -----------   ----------
Individuals           11,357          102           0.9%         4.5%
                       3,516        1,240          35.3%        54.9%
Subtotal Ind.         14,873        1,342           9.0%        59.4%

Businesses            22,368          132           0.6%         5.9%
                       1,418          783          55.2%        34.7%
Subtotal Bus.         23,786          915           3.8%        40.6%

  Total               33,725          234           0.7%        10.4%
                       4,934        2,023          41.0%        89.6%
Total                 38,659        2,257           5.8%       100.0%

Additional
 Provision                            906           2.3%

GENERAL TOTAL         38,659        3,163           8.2%

DEPOSITS

The total balance of deposits grew 11.8% in the fourth quarter, adding up to R$42,030 million on December 31, 2004, with special mention of the 22.2% increase in term deposits. The strong demand for credit has been magnifying the importance of issues associated with the funding of the transactions. Accordingly, a broad deposit base (like the one that Itau currently enjoys) constitutes an important differential, capable of providing support for the demand for credit. Even so, Itau will have to compete in the market in a more aggressive manner to obtain funding for the expansion of its loan portfolio.

DEPOSITS BALANCE

                                                                      R$ Million

                                                                                                  VARIATION (%)
                                                                                              --------------------
                                                                                               DEC04-      DEC04-
                          DEC 31, 04     %       SEP 30, 04     %       DEC 31, 03     %       SEP04       DEC03
                         -----------   ------   -----------   ------   -----------   ------   --------    --------
Demand deposits               11,156     26.5%        9,723     25.9%        9,672     26.4%      14.7%       15.3%
Savings deposits              19,197     45.7%       18,224     48.5%       17,667     48.1%       5.3%        8.7%
Interbank deposits               647      1.5%          621      1.7%        1,208      3.3%       4.2%      -46.4%
Time deposits                 11,029     26.2%        9,023     24.0%        8,150     22.2%      22.2%       35.3%
                         -----------   ------   -----------   ------   -----------   ------   --------    --------
Total Deposits                42,030    100.0%       37,590    100.0%       36,698    100.0%      11.8%       14.5%
                         -----------   ------   -----------   ------   -----------   ------   --------    --------

OPERATING RISK

Itau's policy for operating risk is twofold: managing risk-generating processes and controlling risks per se. The process management leg of this strategy focuses on identifying causes, mapping processes, preparing action plans, developing policies and procedures, streamlining and improving processes, and developing and monitoring self-assessment indicators and key risk indicators. With respect to control, this approach focuses on the identification of operating risk events, standardization of information, quantitative modeling, statistical analysis and measurement of loss, as well as capital funding and allocation.

By using these tools to control and manage its operating risks, Itau intends to improve its management process, comply with the requirements of the regulatory bodies and, most importantly, perpetuate its image as a solid, reliable bank.

132  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                               ACTIVITIES ABROAD

                             [GRAPHIC APPEARS HERE]

ACTIVITIES ABROAD

ACTIVITIES ABROAD

Banco Itau Holding Financeira S.A. occupies a prominent place amongst the economic groups with private capital and a presence abroad, through its units in New York, Grand Cayman Island, Nassau, South America, Europe and, more recently, in Asia, with the conversion of its representative office in Tokyo into a branch and the opening of a trading room in Hong Kong.

The consolidated investments abroad of Banco Itau Holding Financeira S.A. at December 31, 2004 totaled R$6,909 million, including non-financial business.

Banco Itau Europa has been working in commercial and investment relations between European countries and Brazil and in the issue of eurobonds on the international capital market, supported by the integration of its treasury, capital market and private banking business at Banco Itau Europa Luxemburgo.

Banco Itau Buen Ayre has become the third largest asset manager in Argentina, after the purchase of 4 investment funds (Rembrandt Funds) from ABN Amro Bank, to reach a total volume of funds of 400 million pesos.

HIGHLIGHTS - UNITED ABROAD

                                                                      R$ Million

UNIT ABROAD                                     DEC 31, 04   SEP 30, 04   COMMENTS ON THE VARIATION IN THE QUARTERLY RESULTS
---------------------------------------------   ---------    ----------   ---------------------------------------------------
GRAND CAYMAN AND NEW YORK BANCHES
  Assets                                             7,648        8,648   A better result from the realization of the
  Stockholder's Equity                               2,081        2,081   appreciation of the securities portfolio and
  Income accumulated in the Financial Year             144            9   a better result from derivatives.
  Income in the Quarter                                135          (41)
  Quarterly annualized ROA                             7.3%       -1.9%
  Quarterly annualized ROE                            28.7%       -7.6%

ITAU BANK, LTD.
  Assets                                             2,798        2,601   A better result from the realization of the
  Stockholder's Equity                               1,437        1,068   appreciation of the securities portfolio.
  Income accumulated in the Financial Year             127           84
  Income in the Quarter                                 43           38
  Quarterly annualized ROA                             6.3%         5.9%
  Quarterly annualized ROE                            12.5%        14.9%

BANCO ITAU BUEN AYRE S.A.
  Assets                                             1,462        1,505   A lesser result from loan transactions.
  Stockholder's Equity                                 253          265
  Income accumulated in the Financial Year               6            1
  Income in the Quarter                                  5           13
  Quarterly annualized ROA                             1.5%         3.4%
  Quarterly annualized ROE                             8.9%        20.5%

BANCO ITAU EUROPA S.A. CONSOLIDATED
  Assets                                             8,906        8,427   Maintenance of the Recurring Result.
  Stockholder's Equity                               1,436        1,400
  Income accumulated in the Financial Year              66           55
  Income in the Quarter                                 11            8
  Quarterly annualized ROA                             0.5%         0.4%
  Quarterly annualized ROE                             3.0%         2.4%

BANCO BBA AND SUBSIDIARIES(1)
  Assets                                             9,039       10,516   A lesser result from treasury transactions.
  Stockholder's Equity                               1,764        1,844
  Income accumulated in the Financial Year             117          103
  Income in the Quarter                                 13           59
  Quarterly annualized ROA                             0.6%         2.3%
  Quarterly annualized ROE                             3.1%        13.5%

(1) BBA-Creditanstalt Bank Ltd., Banco Itau-BBA S.A. - Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar S.A., AKBAR - Marketing e Servicos Ltda., BBA Overseas Ltd and BBA Icatu Securities, INC.

134  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ACTIVITIES ABROAD

TRADE LINES RAISING

Entirely managed by Banco Itau-BBA, funding by trade lines and the relationship with correspondent banks have maintained a great power for penetration and diversification as to the origin of the funds, which guarantees a substantial increase in supply, an increase in terms, and a reduction in the funding cost to record levels.

TRADE LINE DISTRIBUTION

GROUP / COUNTRY        PARTICIPATION
--------------------   -------------
Europe                      41%
United States               34%
Latin America               11%
Canada                       6%
Japan / Australia            7%
Others                       0%

PERFORMANCE OF OVER-LIBOR SPREAD ON TRADE LINES (%P.A.)

                        DUE TO:
                 -------------------
AT:              180 DAYS   360 DAYS
--------------   --------   --------
Jun 30, 04          0,375%     0.550%
Sep 30, 04          0.350%     0.475%
Dec 31, 04          0.250%     0.350%

MAIN ISSUES OUTSTANDING

                                                                       AMOUNT                    MATURITY
INSTRUMENT                            COORDINATOR                    US$ MILLION   ISSUE DATE      DATE            COUPON %
-----------------------   ----------------------------------------   -----------   ----------   ----------   --------------------
Fixed Rate Notes /(1)/    Merrill Lynch                                      242   08/13/2001   08/15/2011           4.25%
Fixed Rate Notes          Merrill Lynch and Itaubank                         100   08/13/2001   08/15/2011          10.00%
Fixed Rate Notes          Merrill Lynch and Itaubank                          80   11/09/2001   08/15/2011          10.00%
Fixed Rate Notes          Dresdner Kleinwort                                 100   04/05/2002   04/05/2005           6.75%
Fixed Rate Notes          Merrill Lynch                                      105   11/25/2003   09/20/2010           5.01%
Floating Rate Notes/(2)/  HypoVereinsbank and Hamburgische                   110   03/14/2002   03/14/2005    Euribor(6) + 0,55%
                          Landesbank GZ
Floating Rate Notes       Bank of America                                    250   03/20/2002   03/20/2007    Libor/(5)/ + 0,70%
Floating Rate Notes       Bank of America                                    150   07/19/2002   03/20/2006    Libor/(5)/ + 0,65%
Floating Rate Notes       Nomura                                             150   07/23/2003   06/20/2008    Libor/(5)/ + 0,63%
Floating Rate Notes/(3)/  Banca IMI and Royal Bank of Scotland               172   07/24/2003   07/24/2006   Euribor/(6)/ + 0,55%
Floating Rate Notes       Itaubank                                           393   12/31/2002   03/30/2015    Libor/(5)/ + 1,25%
Floating Rate Notes/(4)/  Itau Europa, HypoVereinsbank and ING               244   06/25/2004   07/12/2007   Euribor/(6)/ + 0,45%
                          Luxembourg
Floating Rate Notes       Merrill Lynch                                      105   07/07/2004   03/20/2011    Libor/(5)/ + 0,65%
Medium Term Notes         Itaubank, Itau Europa and Standart Bank            100   07/28/2003   07/28/2005           4.75%
                          London
Total                                                                      2,302

(1) Amount in US$ equivalent to JPY 30 billion
(2), (3) and (4) Amounts in US$ equivalent to E$ 125 million, E$ 150 million and E$ 200 million, respectively
(5) 180-day Libor
(6) 90-day Euribor

135  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                              OWNERSHIP STRUCTURE

                             [GRAPHIC APPEARS HERE]

OWNERSHIP STRUCTURE

OWNERSHIP STRUCTURE

Itau carries out the management of its corporate structure in such a way as to seek the best use of capital amongst the various operating segments of the company, reducing any possible inefficiencies associated with the organization of the participating interests in companies. For this quarter, we show the abridged organization chart of the Itau structure, with alterations that reflect the conglomerate's new areas of activity.

BANCO ITAU HOLDING FINANCEIRA S.A.               DEC 31, 04     SEP 30, 04     DEC 31, 03
---------------------------------------------   ------------   ------------   ------------
Stockholder's                                         48,706         53,445         54,436
Outstanding Preferred Shares (in thousand)            52,647     52,578,207     53,147,117
Outstanding Common Shares (in thousand)               60,624     60,672,014     60,796,713
                                                ------------   ------------   ------------
Outstanding Shares (in thousand)                     113,271    113,250,221    113,943,830
                                                ------------   ------------   ------------
Preferred Shares in Treasury (in thousand)             2,251      2,319,581      1,750,671
Common Shares in Treasury (in thousand)                   63         15,539        555,122
                                                ------------   ------------   ------------
Shares in Treasury (in thousand)                       2,314      2,335,120      2,305,793
                                                ------------   ------------   ------------

NB: On 10/20/04, a reverse split of shares was carried out.

On December 31, 2004, the preferred stock in treasury corresponded to 91.4% of the total options not yet exercised by management. Note 16 of the Financial Statements gives details of the average cost of acquiring the shares in treasury, as well as the changes through December 31, 2004 in the options granted to the conglomerate's executives under the "Plan for Granting Stock Options".

                              [CHART APPEARS HERE]

137  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                        PERFORMANCE IN THE STOCK MARKET

                             [GRAPHIC APPEARS HERE]

PERFORMANCE IN THE STOCK MARKET

In 2004, Itau Holding's preferred stock (ITAU4) ended the year quoted at R$399.00 per share, with appreciation of 39.0%. Its common stock (ITAU3), at the end of the year, had appreciated 38.6%, with a quotation of R$350.00 per share. The ADRs of Itau Holding (ITU), traded on the NYSE, closed the year with an appreciation of 54.1%; they were quoted at US$75.17 per ADR.

Market capitalization reached R$44.1 billion, which therefore maintained Itau Holding as the largest bank in terms of market value in forms of Latin America.

AVERAGE DAILY VOLUME TRADED

                                                                      R$ Million

           BOVESPA     NYSE     TOTAL
           -------   -------   -------
2002            22         8        30
2003            23        12        35
2004            31        19        49

It is worth pointing out that, in 2004, Itau Holding:
a) recorded the greatest liquidity of all Brazilian banks, with a noteworthy increase of 41.4% in the average daily volume of its stock and ADRs.
b) had 62.1% of the total financial trading volume in the local market
(Bovespa).

PERFORMANCE IN THE STOCK MARKET (*)

                                                                              R$

                         LOT OF PREFERRED
ON DECEMBER 31, 04           SHARES
-----------------------  ----------------
Maximum in 30 days            410.00
Minimum in 30 days            352.00
Variation (%)                   16.5%

Maximum in 52 weeks           410.00
Minimum in 52 weeks           223.00
Variation (%)                   83.9%

Price                         399.00

(*)  Calculated on the basis of closing quotations.

DIVIDENDS/JCP*

TOTALS - R$ MILLION

 2004    2003   2002   2001   2000   1999   1998   1997   1996   1995   1994
-----   -----   ----   ----   ----   ----   ----   ----   ----   ----   ----
1,372   1,108    829    808    629    602    343    362    148    119    118

DIVIDENDS PER SHARE - RS**

 2004    2003   2002   2001   2000   1999   1998   1997   1996   1995   1994
-----   -----   ----   ----   ----   ----   ----   ----   ----   ----   ----
12.11    9.72   7.45   7.24   5.46   5.11   2.90   3.03   1.24   1.00   0.98

*    JCP (Interests on Own Capital).
**   Per thousand shares between 1994 and 2003.

For over 20 years, Itau has maintained the same dividend policy, with a monthly payment of dividends to its stockholders and complementary annual payments. Furthermore, in the last 14 years, the Bank has not carried out any capital increase in cash and has distributed over R$6.7 billion in dividends to its stockholders.

In 2004, the Board of Directors resolved, for the third consecutive year, to increase the monthly unitary dividend (from R$0.13 to R$0.17 per share), distributing a total of R$1,372 million (R$12.11 per share).

IMPORTANT EVENTS

In November 2004, Itau Holding's Dividend Reinvestment Program (PRD) came into operation, which is intended for stockholders holding a current account with Banco Itau. The PRD is an entirely optional program, which allows the customer-stockholders to invest their dividends automatically in the purchase of preferred or common stock of Itau Holding, thus increasing their participating interest in the Bank's capital.

In the same month, Itau Holding, following its commitment to transparency and the creation of value for its stockholders, disclosed to the market its "Operational Rules for Trading Treasury Shares". These rules govern the trading of Itau Holding stock by the Treasury of the Bank itself, the main characteristics of which are:

- Establishing a maximum volume to be traded;
- Restricting dealing to the first 30 minutes of the trading session and the last 10 minutes;
- Monthly disclosure to regulatory and market bodies;
- Establishing limits for prices of trades;
- Restricting trades in certain periods or circumstances.

In December, Banco Intercap's sales promotion area was acquired, and a cooperation agreement was signed with Banco BMG, as detailed in the Analysis of Consolidated Results.

SUBSEQUENT EVENTS

In February 2005, Itau Holding and Citigroup announced a new agreement for Credicard's management. This new agreement establishes that, during 2005, the
7.6 million credit cards issued by Credicard, as well as the new ones to be issued, will be analyzed according to their economic value, with the objective of forming two distinct and equivalent card bases: one of the bases with have the Credicard brand associated with the Itau brand; and, likewise, the other base will be associated with the Citigroup brand. Each partner will be able to offer other financial products and services to its respective base. Accordingly, the new agreement will expand Itau's credit card base by 3.8 million, bringing about significant synergy in business and benefiting everybody with the Bank's technology, quality, and wide range of products and services.

PERFORMANCE CULTURE

The higher market capitalization, the significant increase in the liquidity of its stock, and the launch of differentiated products / services for the capital market, amongst other initiatives, reflect the enhancement of Itau Holding's Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability. As a result of this strategic long term vision of the Performance Culture, in the last six years, the return on stockholders' equity has remained above 26%.

ROE ANNUALIZED (%) - EVOLUTION FROM 1994 TO 2004

                              [CHART APPEARS HERE]

139  Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF PRICEWATERHOUSECOOPERS]

                                             PricewaterhouseCoopers
                                             Av. Francisco Matarazzo, 1700
                                             Torre Torino
                                             Caixa Postal 61005
                                             05001-400 Sao Paulo, SP - Brasil
                                             Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1. In connection with our audit of the financial statements of Banco Itau Holding Financeira S.A. and Banco Itau Holding Financeira S.A. and its subsidiaries (consolidated) as of December 31, 2004 and 2003, on which we issued an unqualified opinion dated February 21, 2005, we performed a review of the supplementary information included in Management's Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiaries.

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management's Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management's Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3. On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2004 taken as a whole.

Sao Paulo, February 21, 2005

/s/ PricewaterhouseCoopers    /s/ Ricardo Baldin   /s/ Emerson Laerte da Silva
---------------------------   ------------------   ---------------------------
PricewaterhouseCoopers        Ricardo Baldin       Emerson Laerte da Silva
Auditores Independentes       Contador             Contador
CRC 2SP000160/O-5             CRC 1SP110374/O-0    CRC 1SP171089/O-3